     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 3, 1998

                                                      REGISTRATION NO. 333-46119
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 2 TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             3DFX INTERACTIVE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             CALIFORNIA                              3674                              77-0390421
  (STATE OR OTHER JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)             IDENTIFICATION NUMBER)

                             3DFX INTERACTIVE, INC.
                               4435 FORTRAN DRIVE
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 935-4400
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               L. GREGORY BALLARD
                                 PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                             3DFX INTERACTIVE, INC.
                               4435 FORTRAN DRIVE
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 935-4400
      (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE OF PROCESS)
                            ------------------------
                                   COPIES TO:

               ROBERT P. LATTA, ESQ.                                    NORA L. GIBSON, ESQ.
          WILSON SONSINI GOODRICH & ROSATI                        BROBECK, PHLEGER & HARRISON LLP
              PROFESSIONAL CORPORATION                                 TWO EMBARCADERO PLACE
                 650 PAGE MILL ROAD                                        2200 GENG ROAD
                PALO ALTO, CA 94304                                     PALO ALTO, CA 94303
                   (650) 493-9300                                          (650) 424-0160

                            ------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

==================================================================================================================
                                                                  PROPOSED MAXIMUM
TITLE OF EACH CLASS OF                                                AGGREGATE                  AMOUNT OF
SECURITIES TO BE REGISTERED                                       OFFERING PRICE(1)         REGISTRATION FEE(2)
------------------------------------------------------------------------------------------------------------------
Common Stock, no par value..................................         $81,915,937                  $24,165
==================================================================================================================

(1) Estimated solely for the purpose of computing the amount of the registration fee. The estimate is made pursuant to Rule 457(o) of the Securities Act of 1933, as amended.


(2) Previously paid by Registrant.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED MARCH 3, 1998


                                      LOGO

                                2,900,000 SHARES
                                  COMMON STOCK

     Of the 2,900,000 shares of Common Stock offered hereby 2,000,000 are being sold by 3Dfx Interactive, Inc. ("3Dfx" or the "Company") and 900,000 are being sold by the Selling Shareholders. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. The Company's Common Stock is traded on the Nasdaq National Market under the symbol "TDFX." On February 11, 1998, the last reported sale price for the Common Stock, as reported on the Nasdaq National Market, was $24.25 per share.
                            ------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING AT PAGE 6.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

======================================================================================================================
                                                          UNDERWRITING                                PROCEEDS TO
                                      PRICE TO           DISCOUNTS AND          PROCEEDS TO             SELLING
                                       PUBLIC             COMMISSIONS            COMPANY(1)           SHAREHOLDERS
----------------------------------------------------------------------------------------------------------------------
Per Share.....................           $                     $                     $                     $
----------------------------------------------------------------------------------------------------------------------
Total(2)......................           $                     $                     $                     $
======================================================================================================================

(1) Before deducting expenses payable by the Company, estimated at $450,000.
(2) The Company has granted the Underwriters a 30-day option to purchase up to an additional 435,000 shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and
    Proceeds to Company will be $          , $          and $
    respectively.
                            ------------------------

     The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of BancAmerica Robertson Stephens, San Francisco,
California, on or about             , 1998.

BANCAMERICA ROBERTSON STEPHENS
                     NATIONSBANC MONTGOMERY SECURITIES LLC
                                                                  UBS SECURITIES
               THE DATE OF THIS PROSPECTUS IS             , 1998

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER ALLOT IN CONNECTION WITH THE OFFERING, MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET AND MAY IMPOSE PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

     NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    4
Risk Factors................................................    6
Use of Proceeds.............................................   20
Price Range of Common Stock.................................   20
Dividend Policy.............................................   20
Capitalization..............................................   21
Dilution....................................................   22
Selected Financial Data.....................................   23
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   24
Business....................................................   32
Management..................................................   49
Certain Transactions........................................   59
Principal and Selling Shareholders..........................   61
Description of Capital Stock................................   63
Shares Eligible for Future Sale.............................   65
Underwriting................................................   66
Legal Matters...............................................   68
Experts.....................................................   68
Additional Information......................................   68
Index to Financial Statements...............................  F-1

                            ------------------------

     Glide, Voodoo Graphics, Voodoo2, Voodoo Rush and the 3Dfx logo are trademarks of the Company. All other trademarks or tradenames referred to in this Prospectus are the property of their respective owners. The Company was incorporated in California in August 1994. The Company's executive offices are located at 4435 Fortran Drive, San Jose, California 95134 and its telephone number at that address is (408) 935-4400.
                            ------------------------

                           FORWARD LOOKING STATEMENTS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. When used in this Prospectus, the words "expects," "anticipates," "estimates," and similar expressions are intended to identify forward-looking statements. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, fluctuations in the Company's quarterly and annual operating results, intense competition, the Company's dependence on the PC and emerging 3D interactive electronic entertainment markets, the Company's dependence on the retail distribution channel, acceptance of the Company's 3D/2D solution for the PC market, the Company's ability to manage growth, the Company's dependence on third party developers and publishers, rapid technological change in the Company's markets, the Company's customer and product concentration, continued acceptance and adoption of Glide, the Company's proprietary, low-level 3D API, the Company's dependence on independent manufacturers and other third parties, and the Company's dependence on achieving acceptable semiconductor manufacturing yields, as well as those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Prospectus.

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Prospective investors should consider carefully the information discussed under "Risk Factors."

                                  THE COMPANY

     3Dfx Interactive is a leading developer of high performance, cost-effective 3D media processors, software and related technology for the interactive electronic entertainment market. The Company has developed 3D technology that enables a highly immersive, interactive and realistic 3D experience across multiple hardware entertainment platforms. Furthermore, the Company's technology facilitates the virtually seamless portability of software content across interactive electronic entertainment platforms, specifically the personal computer ("PC") and the coin-operated ("coin-op") arcade system. The Company's strategy is to provide a 3D media processor solution comprised of hardware and embedded software designed around a common architecture that will become the standard graphics engine for the interactive electronic entertainment market. To date, the Company's efforts have been largely focused on the multimedia add-in card market. The Company believes that its high profile brand image in the retail channel and its success in forging strong relationships with software content developers, combined with the benefits of its technology, provide powerful incentives for the leading PC OEMs and entertainment hardware manufacturers to utilize the 3Dfx solution.

     The growth of the interactive electronic entertainment market has been constrained by the absence of a high performance, cost-effective 3D solution, the lack of an architecture that facilitates virtually seamless porting across different platforms and the limited number of high quality 3D software titles. The implementation of 3D graphics is extremely complex and mathematically intensive and requires significant computing power. Consequently, despite the desirability of 3D graphics, high quality 3D continues to remain a niche technology not prevalent outside of high-end engineering workstation and professional applications. To date, attempts to bring high quality, affordable 3D solutions to the entertainment market have required consumers to accept a trade-off between visual realism, or fill rate, and gaming performance, or frame rate. Today, the interactive electronic entertainment industry is demanding a no-compromise 3D solution that will deliver both visual realism and performance at a cost-effective price. The solution must also drive content development by enabling developers to create a new generation of high quality 3D software that delivers a realistic and immersive experience.

     The Company's technology is optimized to alleviate the traditional consumer trade-off between visual quality and gaming performance by providing a 3D solution with both high fill rates and frame rates. To that end, the Company's technology enables a highly immersive, interactive 3D experience with compelling graphics, realistic motion and complex character and scene interaction at real time frame rates. In addition, the Company's technology embodies a single hardware/software architecture that can be deployed as the graphics engine for a number of interactive electronic entertainment platforms. To promote the rapid adoption of its products, the Company's architecture supports most industry standard 3D application programming interfaces ("APIs"), including Apple Computer's Rave3D, Microsoft's Direct3D and Silicon Graphics' OpenGL. Additionally, the Company has developed Glide, its proprietary low-level 3D API, which facilitates the virtually seamless portability of software content across multiple entertainment platforms utilizing the Company's 3D media processor, thereby leveraging the significant development and marketing expenses associated with a given title.

     Voodoo Graphics and Voodoo Rush, the Company's first products, and subsequent 3D media processors now under development are designed around a common architecture to be utilized as the graphics engine for PCs and coin-op arcade systems. For PC applications, Diamond, Elitetron and Orchid, among others, have introduced consumer multimedia add-in cards incorporating the Company's Voodoo Graphics 3D media processor for sale in the retail channel and for incorporation into PCs manufactured primarily by systems integrators. In the coin-op arcade market, the Voodoo Graphics 3D media processor is being utilized by Acclaim, Atari, Kaneko, Midway and Taito, among others. Voodoo Rush incorporates a 3D/2D solution into a single personal computer interface ("PCI") board. The Company has also developed Voodoo2, which is expected to be commercially available in the first quarter of 1998. The Company's next product, Banshee, is intended to be a high performance, fully-featured single chip, 3D/2D media processor for the PC and coin-op arcade markets. The Company expects to begin commercial shipments of Banshee in the second quarter of 1998. All of the Company's products are manufactured, tested and packaged by third-parties.

                                  THE OFFERING

Common stock offered by the Company..........  2,000,000 shares
Common stock offered by the Selling
  Shareholders...............................  900,000 shares
Common stock outstanding after the
  offering...................................  14,566,630 shares(1)
Use of proceeds..............................  For capital expenditures and for working capital and other general corporate purposes,
                                               including expansion of sales and marketing
                                               and research and product development efforts
                                               and financing of accounts receivable and
                                               inventories. See "Use of Proceeds."
Nasdaq National Market symbol................  TDFX

                             SUMMARY FINANCIAL DATA
                     (in thousands, except per share data)


                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                               1995        1996        1997
                                                              -------    --------    --------
STATEMENT OF OPERATIONS DATA:
Revenues....................................................  $    --    $  6,390    $ 44,069(2)
Loss from operations........................................   (5,106)    (14,810)     (2,344)
Net loss....................................................   (5,039)    (14,751)     (1,714)
Basic net loss per share(3).................................  $ (0.82)   $  (1.74)   $  (0.16)
Diluted net loss per share(3)...............................  $ (0.82)   $  (1.74)   $  (0.16)
Shares used in basic net loss per share calculations(3).....    6,173       8,467      10,767
Shares used in diluted net loss per share calculations(3)...    6,173       8,467      10,767


                                                                  DECEMBER 31, 1997
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(4)
                                                              --------    --------------
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $ 34,921       $ 80,250
Working capital.............................................    37,456         82,785
Total assets................................................    61,917        107,246
Accumulated deficit.........................................   (21,504)       (21,504)
Total shareholders' equity..................................    44,274         89,603

---------------
(1) Based on shares outstanding as of December 31, 1997. Excludes (i) 2,505,984 shares of Common Stock issuable upon exercise of options outstanding as of December 31, 1997, with a weighted average exercise price of $6.38 per share, (ii) 93,636 shares of Common Stock issuable upon exercise of warrants outstanding as of December 31, 1997, with a weighted average exercise price of $5.97 per share, (iii) 881,308 shares of Common Stock reserved for future issuance as of December 31, 1997 under the Company's stock plans, and (iv) 500,000 shares of Common Stock reserved for issuance subsequent to December 31, 1997 under the Company's stock plans. In addition, the Company intends to seek shareholder approval at the 1998 Annual Meeting of Shareholders currently scheduled for May 1998 for (i) a 1,700,000 share increase in the number of shares reserved for issuance under the 1995 Stock Option Plan and
    (ii) an increase in the number of shares available for purchase under the 1997 Employee Stock Purchase Plan on the date of each annual meeting of shareholders commencing in 1999 of the lesser of 200,000 shares or 1% of the outstanding capitalization of the Company. See "Management -- Stock Plans," "Description of Capital Stock" and Notes 5, 6 and 10 of Notes to Financial Statements.
(2) Includes $1.8 million of development contract revenues recognized under the Sega Agreement. No future revenues will be recognized under the Sega Agreement. See "Risk Factors -- Pending Litigation."
(3) See Note 1 of Notes to Financial Statements for an explanation of shares used in basic and diluted net loss per share calculations.
(4) Adjusted to give effect to the sale of 2,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $24.25 per share and the application of the estimated net proceeds therefrom after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company. See "Use of Proceeds" and "Capitalization."

     Except as otherwise indicated herein, all information in this Prospectus assumes that the Underwriters' overallotment option is not exercised. See "Underwriting."

                                  RISK FACTORS

     An investment in the shares of Common Stock offered by this Prospectus involves a high degree of risk. Prospective purchasers of the Common Stock offered hereby should carefully review the following risk factors as well as the other information set forth in this Prospectus. This Prospectus contains forward-looking statements based upon current expectations that involve risks and uncertainties. When used in this Prospectus, the words "anticipate," "believe," "estimate" and "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS

     The Company's quarterly and annual results of operations have in the past varied significantly and are expected to vary significantly in the future as a result of a variety of factors that could materially adversely affect revenues, gross profit and income from operations. These factors include, among others, demand and market acceptance for the Company's products; changes in the relative volume of sales of the Company's various products; changes in the relative volume of sales to the Company's various direct and indirect customers; unanticipated delays or problems in the introduction or performance of the Company's next generation of products; unanticipated delays or problems experienced by the Company's product development partners; market acceptance of the products of the Company's customers; an adverse effect on consumers' attraction to the Company's acceleration technology in the retail channel; new product announcements or product introductions by the Company's competitors; the Company's ability to introduce on a timely basis new products in accordance with OEM design requirements and design cycles; the ability of the Company's products to perform favorably relative to competitive benchmarks; changes in the timing of product orders due to unexpected delays in the introduction of products of the Company's customers or due to the life cycles of such customers' products ending earlier than anticipated; expenditures in connection with enforcing contractual and other rights, including the cost of litigation in connection therewith; fluctuations in manufacturing capacity; competitive pressures resulting in lower average selling prices; the volume of orders that are received and can be fulfilled in a quarter; the rescheduling or cancellation of customer orders; supply constraints for the other components incorporated into its customers' products; the unanticipated loss of any strategic relationship; seasonal fluctuations associated with the tendency of PC sales to increase in the second half of each calendar year; the level of expenditures for research and development and sales, general and administrative functions of the Company; costs associated with protecting the Company's intellectual property; and foreign exchange rate fluctuations. Any one or more of these factors could result in the Company failing to achieve its expectations as to future revenues and profitability. Because most operating expenses are relatively fixed in the short term, the Company may be unable to adjust spending sufficiently in a timely manner to compensate for any unexpected sales shortfall, which could materially adversely affect quarterly results of operations. Accordingly, the Company believes that period-to-period comparisons of its results of operations should not be relied upon as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year. Finally, the Company's results of operations in any given quarter may be below the expectations of public market analysts or investors, in which case the market price of the Common Stock could be materially adversely affected.

LIMITED OPERATING HISTORY

     The Company has a limited operating history, has been engaged primarily in research and product development and has incurred net losses in every quarter except the quarter ended December 31, 1997. The Company was a development stage company until its first commercial product shipments in the third quarter of 1996. The Company's limited operating history makes the assessment of future operating results difficult. The Company incurred net losses of approximately $5.0 million, $14.8 million and $1.7 million in 1995, 1996 and 1997, respectively, and had an accumulated deficit of $21.5 million at December 31, 1997. These net losses were attributable to the lack of substantial revenue and continuing significant costs incurred in the research, development and testing of the Company's products. Although the Company has experienced revenue growth in recent periods, historical growth rates will not be sustained and are not indicative of future operating results. In addition, approximately 4.1% of the Company's revenues for 1997 were attributable to development contract revenues recognized under the Technology Development and License Agreement dated as of February 28, 1997 (the "Sega Agreement") between the Company and Sega Enterprises, Ltd. ("Sega"). No future revenues will be recognized under the Sega Agreement. See "-- Pending Litigation." There can be no assurance that significant revenues or profitability will be sustained or increased on a quarterly or annual basis in the future.

COMPETITION

     The Company's strategy of targeting the interactive electronic entertainment market across multiple platforms requires the Company to compete against different companies in several market segments, all of which are intensely competitive. The interactive electronic entertainment market is comprised of interactive games played on PCs, coin-op arcade systems and home game consoles as well as location based entertainment ("LBE"). See
"Business -- Competition."

     Within the entertainment segment of the PC market, the Company competes primarily against companies that typically have operated in the PC 2D graphics market and that now offer 3D capability as an enhancement to their 2D solutions, such as ATI Technologies, Inc. ("ATI"), Cirrus Logic, Inc. ("Cirrus"), Oak Technology Inc. ("Oak Technology"), S3 Incorporated ("S3") and Trident Microsystems, Inc. ("Trident"). Many of these competitors have introduced 3D functionality on new iterations of existing graphics chips. The Company also competes with companies that have recently entered the market with an integrated 3D/2D solution but which have not traditionally manufactured 2D solutions, such as 3Dlabs, Inc., Ltd. ("3Dlabs"), Chromatic Research, Inc. ("Chromatic"), nVidia Corporation ("nVidia") and Rendition Inc. ("Rendition"). In addition, the Company competes with Videologic Group Plc which has partnered with NEC ("NEC/Videologic") to focus exclusively on developing a 3D solution for the interactive electronic entertainment market.


     In addition to competition from companies in the entertainment segment of the PC market, the Company also faces potential competition from companies that have focused on the high-end of the 3D market and the production of 3D systems targeted for the professional engineering market, such as 3Dlabs, Intergraph Corporation ("Intergraph"), Real 3D, Inc. ("Real 3D"), which is owned by Lockheed Martin Corp. ("Lockheed") and Intel Corporation ("Intel"), and Silicon Graphics, Inc. ("SGI"). These companies are developing lower cost versions of their 3D technology to bring workstation-like 3D graphics to mainstream applications. There can be no assurance that these companies will not enter the interactive electronics entertainment market or that the Company would be able to compete successfully against them if they did.



     Furthermore, a substantial number of companies including Intel have announced plans to release 3D graphics chips in 1998 that promise to provide low cost 3D functionality for PCs and workstations. The Company believes that Intel will introduce a single chip 2D/3D graphics accelerator in the near future. Intel has been very active in the graphics market, having previously invested in 3Dlabs and having recently signed a development agreement with 3Dlabs in late 1997 targeting the high end workstation market. In early 1998, Intel acquired Chips and Technologies, Inc. ("CHIPS") a leading graphics semicondutor supplier. To the extent that Intel's initiatives in the graphics sector are successful, it could materially adversely affect the Company's financial position and results of operations. The Company has had a relationship with Intel since November 1996, when, in conjunction with Intel's investment in the Company, 3Dfx and Intel entered into an agreement to license an early version of Glide, the Company's proprietary low level 3D API. Intel also has an option to license future versions of Glide on terms no less favorable than licenses of Glide to other third party graphics hardware manufacturers. Intel has not implemented Glide nor has it announced any intention to do so. However, because of Intel's significant market penetration, marketing power and financial resources, if Intel were to implement this early version of Glide as a standard development tool for current or future Intel 3D chipsets, it could substantially reduce or even eliminate any competitive advantages that the Company's products may have. Intel plans to sell all of its shares of Common Stock in connection with this offering. See "Principal and Selling Shareholders."

     The market for interactive electronic arcade entertainment is comprised of a small number of companies, including Acclaim Entertainment Inc. ("Acclaim"), Namco, Ltd. ("Namco"), Sega, Taito Corporation, Ltd. ("Taito") and WMS Industries Inc. ("Williams"), and its subsidiaries Atari Corporation ("Atari") and Midway Games, Inc. ("Midway"). In the coin-op arcade segments, the Company primarily faces competition from in-house divisions of the companies which currently comprise such markets. In addition, there can be no assurance that any of the companies which currently compete in the 3D PC markets, will not enter the coin-op arcade market, or if they do, that the Company will be able to compete against them successfully. The home game console segment is dominated by three companies, Nintendo, Sega and Sony. As a result of the termination of the Company's contract with Sega and the related litigation, the Company currently does not participate in the home game console market.

     The Company expects competition to increase in the future from existing competitors and from new market entrants with products that may be less costly than the Company's 3D media processors or provide better performance or additional features not currently provided by the Company. The Company believes that the principal competitive factors for 3D graphics solutions are product performance, conformity to industry standard APIs, software support, access to customers and distribution channels, manufacturing capabilities and price. The Company seeks to use strategic relationships to augment its capabilities, but there can be no assurance that the benefits of these relationships will be realized or be sufficient to overcome the entrenched positions of the Company's largest competitors as incumbent suppliers to the large PC OEMs. Regardless of the relative qualities of the Company's products, the market power, product breadth and customer relationships of its larger competitors, including Intel, can be expected to provide such competitors with substantial competitive advantages. The Company does not seek to compete on the basis of price alone.

     Many of the Company's current and potential competitors have substantially greater financial, technical, manufacturing, marketing, distribution and other resources, greater name recognition and market presence, longer operating histories, lower cost structures and larger customer bases than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. In addition, certain of the Company's principal competitors offer a single vendor solution, since they maintain their own semiconductor foundries and may therefore benefit from certain capacity, cost and technical advantages. The Company's ability to compete successfully in the rapidly evolving market for 3D interactive electronic entertainment will depend upon certain factors, many of which are beyond the Company's control, including, but not limited to, success in designing and subcontracting the manufacture of new products; implementing new technologies; access to adequate sources of raw materials and foundry capacity; the price, quality and timing of new product introductions by the Company and its competitors; the emergence of new multimedia and PC standards; the widespread development of 3D applications by independent software vendors ("ISVs"); the ability of the Company to protect its intellectual property; market acceptance of the Company's 3D solution and API; success of the competitors' products; and industry and general economic conditions. There can be no assurance that the Company will be able to compete successfully in the emerging 3D interactive electronic entertainment market.

DEPENDENCE ON EMERGING 3D INTERACTIVE ELECTRONIC ENTERTAINMENT MARKET

     The market for 3D interactive electronic entertainment for use in PCs, coin-op arcade systems and home game consoles has only recently begun to emerge. The Company's ability to achieve sustained revenue growth and profitability in the future will depend to a large extent upon the demand for 3D multimedia functionality in PCs, coin-op arcade systems and home game consoles. There can be no assurance that the market for 3D interactive electronic entertainment will continue to develop or grow at a rate sufficient to support the Company's business. If the market for 3D interactive electronic entertainment fails to develop, or develops more slowly than expected, or if the Company's products do not achieve market acceptance, even if such market does develop, the Company's business, financial condition and results of operations could be materially adversely affected. Demand for the Company's products is also dependent upon the widespread development of 3D interactive electronic entertainment applications by ISVs, the success of the Company's customers in effectively implementing the Company's technology and developing a market for the Company's products and the willingness of end users to pay for full function 3D capabilities in PCs, coin-op arcade systems and home game consoles.

DEPENDENCE ON THE PC MARKET

     For 1996 and 1997, 82% and 93%, respectively, of the Company's revenues were derived from products sold for use in PCs. The Company expects to continue to derive a significant portion of revenues from the sale of its products for use in PCs. The PC market is characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and significant price competition, resulting in short product life cycles and regular reductions of average selling prices over the life of a specific product. Although the PC market has grown substantially in recent years, there can be no assurance that such growth will continue. A reduction in sales of PCs, or a reduction in the growth rate of such sales, would likely reduce demand for the Company's products. Moreover, such changes in demand could be large and sudden. Since PC manufacturers often build inventories during periods of anticipated growth, they may be left with excess inventories if growth slows or if they have incorrectly forecast product transitions. In such cases, the PC manufacturers may abruptly suspend substantially all purchases of additional inventory from suppliers such as the Company until the excess inventory has been absorbed. Any reduction in the demand for PCs generally, or for a particular product that incorporates the Company's 3D media processors, could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's ability to compete in the future will depend on its ability to identify and ensure compliance with evolving industry standards. Unanticipated changes in industry standards could render the Company's products incompatible with products developed by major hardware manufacturers and software developers, including Intel and Microsoft Corporation ("Microsoft"). The Company could be required, as a result, to invest significant time and resources to redesign the Company's products to ensure compliance with relevant standards. If the Company's products are not in compliance with prevailing industry standards for a significant period of time, the Company could miss opportunities to have its products specified as standard 3D media processors for new hardware components or subassemblies designed by PC manufacturers and OEMs (a "design win"). The failure to achieve any such design win would result in the loss of any potential sales volume that could be generated by such newly designed hardware component or subassembly and would also competitively advantage the 3D media processor manufacturer that achieves such design win, either of which could have a material adverse effect on the Company's business, financial condition and results of operations. To the extent that future developments in other PC components or subassemblies incorporate one or more of the advantages offered by the Company's products, the market demand for the Company's products may be negatively impacted, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     In July 1997, the Company learned from Sega that Sega will not use the Company's chipset for the next generation Sega home game console. As a result, the Company currently has no arrangements for developing, marketing and selling a product for the home game console market. There can be no assurance that the Company will be able to find a strategic partner that will produce a home game console incorporating a chipset developed by the Company. The failure to access the home game console market may limit the Company's ability to diversify its product offerings and may have the effect of increasing the Company's dependency on the PC market. See "-- Pending Litigation."

DEPENDENCE ON RETAIL DISTRIBUTION CHANNEL

     The Company's products are distributed primarily in the retail distribution channel through graphics board manufacturers which in turn sell to consumers. Accordingly, the Company is dependent upon these graphics board manufacturers to assist in promoting market acceptance of its products. The graphics board manufacturers which purchase the Company's products are generally not committed to make future purchases of the Company's products and therefore could discontinue incorporating the Company's products into their graphics boards in favor of a competitor's product, or for any other reason. Because the Company sells a significant portion of its products to such graphics board manufacturers, it is difficult to ascertain current demand for existing products and anticipated demand for newly introduced products, regardless of any such manufacturers' level of inventory for the Company's products. Such manufacturers have in the past been subject to product allocation by the Company. As a result, such manufacturers may overstate their needs for the Company's products in order to ensure an adequate supply. In addition, such manufacturers could overestimate consumer demand for their graphics boards. In either case, the Company's business, financial condition and results of operations could be materially adversely affected. Moreover, initial orders for a new product may be caused by the interest of graphics board manufacturers in integrating the latest accelerator product for potential future sale to consumers. As a result, initial orders for a new product, such as Voodoo2, may not be indicative of long-term consumer demand. In addition, the Company is dependent upon the continued viability and financial stability of these graphics board manufacturers, some of which are small organizations with limited capital. The Company believes that its future growth and success will continue to depend in large part upon its sales into the retail channel through graphics board manufacturers. Accordingly, if a significant number of graphics board manufacturers were to experience financial difficulties, or otherwise become unable or unwilling to promote, sell or pay for the Company's products, the Company's business, financial condition and results of operations could be materially adversely affected.

ACCEPTANCE OF THE COMPANY'S 3D/2D SOLUTION FOR THE PC MARKET;
DEPENDENCE ON DEVELOPMENT OF A SINGLE CHIP SOLUTION

     The Company's success depends upon market acceptance of its 3D media processor products as a broadly accepted standard for high performance 3D interactive electronic entertainment in PC applications. Currently, the majority of multimedia PCs incorporate only 2D graphics acceleration technology. As a result, the majority of entertainment titles currently available for play on PCs are written for 2D acceleration technology. Because of the substantial installed base of 2D acceleration technology and related game content, the Company believes that for its 3D media processor products to gain wide market acceptance, such products must also offer 2D performance comparable or superior to existing 2D technology. To address this demand, the Company works with Alliance Semiconductor Corporation ("Alliance") and Macronix International Co., Ltd ("Macronix") to offer the 3D/2D chipset branded as the Company's Voodoo Rush product. Voodoo Rush functions with a partner's companion 2D or 2D/3D accelerator within a single PCI solution. There can be no assurance, however, that the Company's 3D/2D chipset will perform the desired functions, offer significant price/performance benefits or meet the technical or other requirements of potential buyers to realize market acceptance. Further, there can be no assurance that the Company's partners will manufacture their respective 2D or 2D/3D accelerators for use in the Company's 3D/2D chipset on a timely basis and with acceptable quality, or that, if demand for the Company's products increases, such vendors will be able to accelerate production of their respective chipsets to meet demand for such increases.

     The Company's 3D media processors for use in PC applications are currently designed as a two or three chip solution. Typically, as the functionality of a given semiconductor becomes technologically stable and widely accepted by users, the cost of providing the functionality is reduced by means of large scale integration of such functionality onto a single semiconductor chip. The Company expects that such integration onto a single chip will occur with respect to the functionality provided by the Company's current products used in PC applications. Therefore, the Company's success will be largely dependent on its ability to develop products on a timely basis that integrate the Company's 3D technology along with superior performance 2D technology. The Company is currently developing Banshee, a proprietary 3D/2D single chip solution which the Company expects will be available for commercial shipment in the second quarter of 1998. There can be no assurance that the Company will successfully complete such development on a timely basis or, if such development is completed, that the resulting single chip 3D/2D solution will perform the desired functions, offer sufficient price/ performance benefits or meet the technical or other requirements of potential buyers to realize market acceptance. Furthermore, most PC OEMs have a lengthy evaluation process, and, in order for the Company's single chip product to be designed into the OEM's system, the Company must complete the development of its product to meet the deadline for the start of the OEM's evaluation cycle. If the Company is unable to complete the timely development of, and successfully manufacture and deliver, a single chip 3D/2D solution, the Company's business, financial condition and results of operations would be materially adversely affected.

     If successfully introduced, there can be no assurance that the Company's single chip 3D/2D solution will achieve market acceptance. The market for PC media processors has been characterized by unpredictable and sometimes rapid shifts in the popularity of products, by severe price competition and by frequent new technology and product introductions. Only a small number of products have achieved broad market acceptance. Such market acceptance has often been followed by intense competition between alternative solutions. Any competitive, technological or other factor adversely affecting the introduction or sales of the Company's single chip 3D/2D solution for PC applications would have a material adverse effect on the Company's business, financial condition and results of operations. Even if the Company's single chip 3D/2D solution is successfully introduced and does gain initial market acceptance, competitors are likely to introduce products with comparable price and performance characteristics. This competition may reduce future market acceptance for the Company's product and result in decreasing sales and lower gross margins. The failure of the Company to successfully develop and deliver a single chip 3D/2D solution for PC applications or its failure to achieve market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations.

MANAGEMENT OF GROWTH

     The ability of the Company to successfully offer services and products and implement its business plan in a rapidly evolving market requires an effective planning and management process. The Company's rapid growth has placed, and is expected to continue to place, a significant strain on the Company's managerial, operational and financial resources. As of December 31, 1997, the Company had grown to 123 employees from 35 employees as of December 31, 1995. If the Company's products achieve market acceptance, the Company expects that the number of its employees will increase substantially over the next 12 months. The Company's financial and management controls, reporting systems and procedures are also very limited. Although some new controls, systems and procedures have been implemented, the Company's future growth, if any, will depend on its ability to continue to implement and improve operational, financial and management information and control systems on a timely basis, together with maintaining effective cost controls, and any failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations. Further, the Company will be required to manage multiple relationships with various customers and other third parties. There can be no assurance that the Company's systems, procedures or controls will be adequate to support the Company's operations or that the Company's management will be able to achieve the rapid execution necessary to successfully offer its services and products and implement its business plan. The Company's inability to effectively manage any future growth would have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Dependence on Key Personnel," "Business -- Employees" and "Management."

DEPENDENCE ON THIRD PARTY DEVELOPERS AND PUBLISHERS

     The Company believes that the availability of a sufficient number of high quality, commercially successful software entertainment titles and applications will be a significant competitive factor in the sales of multimedia hardware for the interactive electronic entertainment market. The Company depends on third party software developers and publishers to create, produce and market software titles that will operate with the Company's 3D media processor products. Only a limited number of software developers are capable of creating high quality entertainment software. Competition for these resources is intense and is expected to increase. There can be no assurance that the Company will be able to attract the number and quality of software developers and publishers necessary to develop a sufficient number of high quality, commercially successful software titles compatible with the Company's 3D media processor products. Further, there can be no assurance that these third parties will publish a substantial number of software entertainment titles or, if software entertainment titles are available, that they will be of high quality or that they will achieve market acceptance. Further, the development and marketing of game titles that do not fully demonstrate the technical capabilities of the Company's 3D media processor products could create the impression that the Company's technology offers only marginal, if any, performance improvements over competing 3D media processors. Because the Company has no control over the content of the entertainment titles produced by software developers and publishers, the software entertainment titles developed may represent only a limited number of game categories and are likely to be of varying quality. See "Business -- Sales and Marketing."

DEPENDENCE ON NEW PRODUCT DEVELOPMENT; RAPID TECHNOLOGICAL CHANGE

     The Company's business, financial condition and results of operations will depend to a significant extent on its ability to successfully develop new products for the 3D interactive electronic entertainment market. As a result, the Company believes that significant expenditures for research and development will continue to be required in the future. The PC, coin-op arcade system and home game console markets for which the Company's products are designed are intensely competitive and are characterized by rapidly changing technology, evolving industry standards and declining average selling prices. The Company must anticipate the features and functionality that consumers will demand, incorporate those features and functionality into products that meet the exacting design requirements of the PC, coin-op arcade system and home game console manufacturers, price its products competitively and introduce the products to the market within the limited window for OEM design cycles. The success of new product introductions is dependent on several factors, including proper new product definition, timely completion and introduction of new product designs, the ability of the Company's subcontractors to effectively design and implement the manufacture of new products, quality of new products, differentiation of new products from those of the Company's competitors and market acceptance of the Company's and its customers' products. There can be no assurance that the products the Company expects to introduce will incorporate the features and functionality demanded by PC, coin-op arcade system and home game console manufacturers and consumers of interactive electronic entertainment, will be successfully developed or will be introduced within the appropriate window of market demand. The failure of the Company to successfully develop and introduce new products and achieve market acceptance for such products would have a material adverse effect on the Company's business, financial condition and results of operations.

     Because of the complexity of its technology, the Company has experienced delays from time to time in completing development and introduction of new products. In the event that there are delays in the completion of development of future products, including the products currently expected to be announced over the next year, the Company's business, financial condition and results of operations would be materially adversely affected. The time required for competitors to develop and introduce competing products may be shorter and manufacturing yields may be better than those experienced by the Company.

     As the markets for the Company's products continue to develop and competition increases, the Company anticipates that product life cycles will shorten and average selling prices will decline. In particular, average selling prices and, in some cases, gross margin for each of the Company's products will decline as such products mature. Thus, the Company will need to introduce new products to maintain average selling prices and gross margins. There can be no assurance that the Company will successfully identify new product opportunities or develop and bring new products to market in a timely manner, that products or technologies developed by others will not render the Company's products or technologies obsolete or uncompetitive, or that the Company's products will be selected for design into the products of its targeted customers. The failure of the Company's new product development efforts would have a material adverse effect on the Company's business, financial condition and results of operations.

CUSTOMER CONCENTRATION

     Because of the Company's limited operating history and early stage of development, it has a limited number of customers and the Company's sales are highly concentrated. Revenues derived from sales to Diamond, Elitetron and Orchid accounted for approximately 37%, 16% and 7%, respectively, of revenues for 1997. Revenues derived from sales to Orchid, Diamond and Williams accounted for approximately 44%, 33% and 11%, respectively, of revenues for 1996. All such sales were made pursuant to purchase orders. Development contract revenues recognized under the Sega Agreement represented approximately 4.1% of revenues during 1997; no further revenues are expected under the Sega Agreement. The Company expects that a small number of customers will continue to account for a substantial portion of its revenues for the foreseeable future. As a result, the Company's business, financial condition and results of operations could be materially adversely affected by the decision of a single customer to cease using the Company's products or by a decline in the number of PCs, graphics boards or coin-op arcade systems sold by a single customer or by a small number of customers.

PRODUCT CONCENTRATION; RISKS ASSOCIATED WITH MULTIMEDIA PRODUCTS

     The Company's revenues are dependent on the markets for 3D media processors for PCs and coin-op arcade systems and on the Company's ability to compete in those markets. Since the Company has no other products, the Company's revenues and results of operations would be materially adversely affected if for any reason it were unsuccessful in selling 3D media processors. The PC and coin-op arcade system markets frequently undergo transitions in which products rapidly incorporate new features and performance standards on an industry-wide basis. If the Company's products are unable at the beginning of each such transition to support the new feature sets or performance levels being required by PC and coin-op arcade system manufacturers, the Company would be likely to lose design wins and, moreover, not have the opportunity to compete for new design wins until the next product transition occurred. Thus, a failure to develop products with required feature sets or performance standards or a delay as short as a few months in bringing a new product to market could significantly reduce the Company's revenues for a substantial period, which would have a material adverse effect on the Company's business, financial condition and results of operations.

ADOPTION OF GLIDE

     The Company's success will be substantially affected by the adoption by software developers of Glide, its proprietary, low-level 3D API. Although the Company's products support game titles developed for most industry standard APIs, the Company believes that Glide currently allows developers to fully exploit the technical capabilities of the Company's 3D media processor products. Glide competes with APIs developed or to be developed by other companies having significantly greater financial resources, marketing power, name recognition and experience than the Company. For example, certain industry standard APIs, such as Direct3D ("D3D") developed by Microsoft and OpenGL developed by SGI, have a much larger installed customer base and a much larger base of existing software titles. Developers may face additional costs to port games developed on other standard APIs to Glide for play on the Company's architecture. There can be no assurance that Glide will be adopted by a sufficient number of software developers or that developers who have utilized Glide will continue to do so in the future.

DEPENDENCE ON INDEPENDENT MANUFACTURERS AND OTHER THIRD PARTIES;
ABSENCE OF MANUFACTURING CAPACITY; MANUFACTURING RISKS

     The Company does not manufacture the semiconductor wafers used for its products and does not own or operate a wafer fabrication facility. The Company's products require wafers manufactured with state-of-the-art fabrication equipment and techniques. All of the Company's wafers are currently manufactured by TSMC in Taiwan. The Company obtains manufacturing services from TSMC on a purchase order basis. Because the lead time needed to establish a strategic relationship with a new manufacturing partner could be several months, there is no readily available alternative source of supply for any product. A manufacturing disruption experienced by TSMC would impact the production of the Company's products for a substantial period of time, which would have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that long-term market acceptance for the Company's products will depend on reliable relationships between the Company and TSMC (and any other independent foundries qualified by the Company) to ensure adequate product supply responsive to customer demand. The Company's relationship with TSMC has only recently been established, and there can be no assurance that this relationship will meet the business objectives of the Company. In addition, TSMC fabricates wafers for other companies and could choose to prioritize capacity for other uses or reduce or eliminate deliveries to the Company on short notice.

     There are many other risks associated with the Company's dependence upon third party manufacturers, including: reduced control over delivery schedules, quality assurance, manufacturing yields and cost; the potential lack of adequate capacity during periods of excess demand; limited warranties on wafers supplied to the Company; and potential misappropriation of the Company's intellectual property. The Company is dependent on TSMC, and expects in the future to be dependent upon TSMC, to produce wafers of acceptable quality and with acceptable manufacturing yields, to deliver those wafers to the Company and its independent assembly and testing subcontractors on a timely basis and to allocate to the Company a portion of their manufacturing capacity sufficient to meet the Company's needs. The Company's wafer requirements represent a very small portion of the total production of TSMC. Although the Company's products are designed using TSMC's process design rules, there can be no assurance that TSMC will be able to achieve or maintain acceptable yields or deliver sufficient quantities of wafers on a timely basis or at an acceptable cost. Additionally, there can be no assurance that TSMC will continue to devote resources to the production of the Company's products or continue to advance the process design technologies on which the manufacturing of the Company's products are based. Any such difficulties would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's products are packaged and tested by a third party subcontractor, Advanced Semiconductor Engineering Group ("ASE"). Such assembly and testing is conducted on a purchase order basis rather than under a long-term agreement. As a result of its reliance on ASE to assemble and test its products, the Company cannot directly control product delivery schedules, which could lead to product shortages or quality assurance problems that could increase the costs of manufacturing or assembly of the Company's products. Due to the amount of time normally required to qualify assembly and test subcontractors, product shipments could be delayed significantly if the Company is required to find alternative subcontractors. Any problems associated with the delivery, quality or cost of the assembly and test of the Company's products could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing."

MANUFACTURING YIELDS

     The fabrication of semiconductors is a complex and precise process. Minute levels of contaminants in the manufacturing environment, defects in masks used to print circuits on a wafer, difficulties in the fabrication process or other factors can cause a substantial percentage of wafers to be rejected or a significant number of die on each wafer to be nonfunctional. Many of these problems are difficult to diagnose and time consuming or expensive to remedy. As a result, semiconductor companies often experience problems in achieving acceptable wafer manufacturing yields, which are represented by the number of good die as a proportion of the total number of die on any particular wafer. Once production yield for a particular product stabilizes, the Company pays an agreed price for wafers meeting certain acceptance criteria pursuant to a "good die" only pricing structure for that particular product. Until production yield for a particular product stabilizes, however, the Company must pay an agreed price for wafers regardless of yield. Accordingly, in this circumstance, the Company bears the risk of final yield of good die. Poor yields would materially adversely affect the Company's revenues, gross profit and results of operations. For example, cost of revenues in the three months ended December 31, 1997 includes a $700,000 charge for the write-off of Voodoo2 inventory which was not salable as a result of a manufacturing defect.

     Semiconductor manufacturing yields are a function both of product design, which is developed largely by the Company, and process technology, which is typically proprietary to the manufacturer. Since low yields may result from either design or process technology failures, yield problems may not be effectively determined or resolved until an actual product exists that can be analyzed and tested to identify process sensitivities relating to the design rules that are used. As a result, yield problems may not be identified until well into the production process, and resolution of yield problems would require cooperation by and communication between the Company and the manufacturer. This risk is compounded by the offshore location of the Company's manufacturer, increasing the effort and time required to identify, communicate and resolve manufacturing yield problems. As the Company's relationships with TSMC and any additional manufacturing partners develop, yields could be adversely affected due to difficulties associated with adapting the Company's technology and product design to the proprietary process technology and design rules of each manufacturer. Because of the Company's potentially limited access to wafer fabrication capacity from its manufacturers, any decrease in manufacturing yields could result in an increase in the Company's per unit costs and force the Company to allocate its available product supply among its customers, thus potentially adversely impacting customer relationships as well as revenues and gross profit. There can be no assurance that the Company's manufacturers will achieve or maintain acceptable manufacturing yields in the future. The inability of the Company to achieve planned yields from its manufacturers could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, the Company also faces the risk of product recalls resulting from design or manufacturing defects which are not discovered during the manufacturing and testing process. In the event of a significant number of product returns due to a defect or recall, the Company's revenues and gross profit could be materially adversely affected.

DEPENDENCE ON KEY PERSONNEL

     The Company's performance will be substantially dependent on the performance of its executive officers and key employees, most of whom have worked together for only a short period of time. In particular, the Company's Chief Financial Officer and Vice President, Administration, David Zacarias, joined the Company in February 1998. None of the Company's officers or employees are bound by an employment agreement, and the relationships of such officers and employees with the Company are, therefore, at will. Given the Company's early stage of development, the Company will be dependent on its ability to attract, retain and motivate high quality personnel, especially its management and development teams. The Company does not have "key person" life insurance policies on any of its employees. The loss of the services of any of its executive officers, technical personnel or other key employees would have a material adverse effect on the business, financial condition and results of operations of the Company. The Company's success depends on its ability to identify, hire, train and retain highly qualified technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to identify, attract, assimilate or retain highly qualified technical and managerial personnel in the future. The inability to attract and retain the necessary technical and managerial personnel would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Employees" and "Management."

CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY

     The semiconductor industry has historically been characterized by rapid technological change, cyclical market patterns, significant price erosion, fluctuating inventory levels, alternating periods of over-capacity and capacity constraints, variations in manufacturing costs and yields and significant expenditures for capital equipment and product development. In addition, the industry has experienced significant economic downturns at various times, characterized by diminished product demand and accelerated erosion of product prices. The Company may experience substantial period-to-period fluctuations in results of operations due to general semiconductor industry conditions.

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

     As the Company continues to increase the volume of commercial production of its products, it will be required to invest significant working capital in inventory and accounts receivable. The Company intends also to continue to invest heavily in research and development for its existing products and for new product development. The Company's future liquidity and capital requirements will depend upon numerous factors, including the costs and timing of expansion of research and product development efforts and the success of these development efforts, the costs and timing of expansion of sales and marketing activities, the extent to which the Company's existing and new products gain market acceptance, competing technological and market developments, the costs involved in maintaining and enforcing patent claims and other intellectual property rights, the level and timing of development contract revenues, available borrowings under line of credit arrangements and other factors. The Company believes that the proceeds from this offering together with the Company's current cash balances and cash generated from operations and from available or future debt financing will be sufficient to meet the Company's operating and capital requirements through December 1998. However, there can be no assurance that the Company will not require additional financing within this time frame. The Company's forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary. The factors described earlier in this paragraph will impact the Company's future capital requirements and the adequacy of its available funds. The Company may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to the Company, or at all. Furthermore, any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. Strategic arrangements, if necessary to raise additional funds, may require the Company to relinquish its rights to certain of its technologies or products. The failure of the Company to raise capital when needed could have a material adverse effect on the Company's business, financial condition and results of operations. See " -- Limited Operating History," "-- Potential Fluctuations in Quarterly Results," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS RELATING TO INTELLECTUAL PROPERTY

     The Company relies primarily on a combination of patent, mask work protection, trademarks, copyrights, trade secret laws, employee and third-party nondisclosure agreements and licensing arrangements to protect its intellectual property. The Company has six patent applications pending in the United States Patent and Trademark Office ("PTO"). There can be no assurance that the Company's pending patent applications or any future applications will be approved, or that any issued patents will provide the Company with competitive advantages or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company's ability to do business. In addition, there can be no assurance that others will not independently develop substantially equivalent intellectual property or otherwise gain access to the Company's trade secrets or intellectual property, or disclose such intellectual property or trade secrets, or that the Company can meaningfully protect its intellectual property. A failure by the Company to meaningfully protect its intellectual property could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Patents and Proprietary Rights."

     The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in significant and often protracted and expensive litigation. There can be no assurance that infringement claims by third parties or claims for indemnification by other customers or end users of the Company's products resulting from infringement claims will not be asserted in the future or that such assertions, if proven to be true, will not materially adversely affect the Company's business, financial condition and results of operations. Any limitations on the Company's ability to market its products, or delays and costs associated with redesigning its products or payments of license fees to third parties, or any failure by the Company to develop or license a substitute technology on commercially reasonable terms could have a material adverse effect on the Company's business, financial condition and results of operations. Litigation by or against the Company could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation results in a favorable determination for the Company. In the event of an adverse result in any such litigation, the Company could be required to pay substantial damages, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses for the infringing technology.

     In addition, in connection with the Company's litigation against Sega (see "-- Pending Litigation"), the Company was granted a preliminary injunction enjoining Sega from using or providing to any other person or entity access to the Company's confidential information and trade secrets that were provided to them in connection with the Sega Agreement. Sega has been ordered by the court to return to the Company all of the Company's confidential documents and/or information now possessed by Sega. To date, Sega has not returned such proprietary information to the Company. There can be no assurance that Sega will comply with the court order or that Sega has not used and will not use the proprietary information to its competitive advantage.

INTERNATIONAL OPERATIONS

     The Company's reliance on foreign third-party manufacturing, assembly and testing operations, all of which are located in Asia, and the Company's expectation of international sales subject it to a number of risks associated with conducting business outside of the United States. While to date the Company has not experienced an adverse impact associated with economic downturns in Asia, there can be no assurance that the recent volatility in the Asian economy will not adversely affect the Company's business, financial condition or results of operations. These risks include unexpected changes in, or impositions of, legislative or regulatory requirements, delays resulting from difficulty in obtaining export licenses for certain technology, tariffs, quotas and other trade barriers and restrictions, longer payment cycles, greater difficulty in accounts receivable collection, potentially adverse taxes, the burdens of complying with a variety of foreign laws and other factors beyond the Company's control. The Company is also subject to general political risks in connection with its international trade relationships. Although the Company has not to date experienced any material adverse effect on its business, financial condition or results of operations as a result of such regulatory, political and other factors, there can be no assurance that such factors will not have a material adverse effect on the Company's business, financial condition and results of operations in the future or require the Company to modify its current business practices. In addition, the laws of certain foreign countries in which the Company's products are or may be manufactured or sold, including various countries in Asia, may not protect the Company's products or intellectual property rights to the same extent as do the laws of the United States and thus make the possibility of piracy of the Company's technology and products more likely. See "-- Risks Relating to Intellectual Property." Currently, all of the Company's product sales and its arrangements with its foundry and assembly and test vendor provide for pricing and payment in U.S. dollars. There can be no assurance that fluctuations in currency exchange rates will not have a material adverse effect on the Company's business, financial condition and results of operations in the future. In addition, to date the Company has not engaged in any currency hedging activities, although the Company may do so in the future. Further, there can be no assurance that one or more of the foregoing factors will not have a material adverse effect on the Company's business, financial condition and results of operations or require the Company to modify its current business practices. See "Business -- Sales and Marketing."

PENDING LITIGATION


     On July 22, 1997, Sega terminated the Sega Agreement. The Company filed a lawsuit in California in the Superior Court for the County of Santa Clara on August 29, 1997 and filed an amended complaint on October 8, 1997. The amended complaint names as defendants, Sega and its U.S. subsidiary, Sega of America, Inc., NEC Corporation ("NEC"), and VideoLogic Group, Plc. ("VideoLogic") and includes claims for breach of contract, interference with contract, misrepresentation, unfair competition, and threatened misappropriation of trade secrets. Discovery in the case is currently being conducted. Although NEC and VideoLogic have responded to the Company's complaint, Sega has not yet responded to the Company's complaint by way of answer or counterclaim. The Company expects to incur significant legal expenses in connection with this litigation which could have a material adverse effect on the Company's financial condition and results of operations. In addition, pursuing this litigation is likely to result in the diversion of management's attention from the day-to-day operations of the business. There can be no assurance that the litigation will be resolved in the Company's favor or that the litigation will be resolved quickly. Any prolonged litigation could have a material adverse effect on the Company's business, financial condition and results of operations. An adverse result could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Legal Proceedings."


POSSIBLE VOLATILITY OF STOCK PRICE

     The trading price of the Company's Common Stock has in the past been and could in the future be subject to significant fluctuations in response to quarterly variations in the Company's results of operations, announcements regarding the Company's product developments, announcements of technological innovations or new products by the Company, its OEM customers or competitors, changes in securities analysts' recommendations, or other events. The Company's revenues and results of operations may be below the expectations of public market securities analysts or investors, resulting in significant fluctuations in the market price of the Company's Common Stock. It is likely that the Company's future quarterly revenues or results of operations from time to time will not meet the expectations of such analysts or investors, which could have an adverse effect on the market price of the Company's Common Stock. Moreover, stock markets have from time to time experienced extreme price and volume fluctuations which have particularly affected the market prices for high technology companies and which have often been unrelated to the operating performance of such companies. These broad market fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of the Company's Common stock. In the past, following periods of volatility in the market price of a company's stock, securities class action litigation has occurred against the issuing company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and would at a minimum divert management's attention and resources, which could have a material adverse effect on the

Company's business, financial condition and results of operations. Any adverse determination in such litigation could also subject the Company to significant liabilities. See "Price Range of Common Stock."

CONTROL BY EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATED ENTITIES


     The Company anticipates that the officers, directors and entities affiliated with them will, in the aggregate, beneficially own approximately 29.4% of the Company's outstanding Common Stock following the completion of this offering (25.5% if the Underwriters' over-allotment option is exercised). These shareholders, if acting together, would be able to significantly influence a majority of the Company's board of directors and would have the ability to control the Company and influence its affairs and the conduct of its business. Such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company. See "Principal and Selling Shareholders."


EFFECT OF CERTAIN CHARTER PROVISIONS ON PRICE OF COMMON STOCK

     The Board of Directors of the Company has the authority to issue shares of Preferred Stock and to determine the rights, preferences, privileges and restrictions of such shares without any further vote or action by the shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The possible issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of the Company. These provisions could also limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock. See "Description of Capital Stock -- Preferred Stock."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of the Company's Common Stock in the public market after this offering could adversely affect the market price of the Company's Common Stock. Of the 14,566,630 shares of Common Stock to be outstanding upon completion of the offering, the 2,900,000 shares offered hereby, the 3,450,000 shares sold in the Company's initial public offering and 4,564,551 additional shares will be freely tradeable without restriction. An additional 87,510 shares will become eligible for sale beginning on June 30, 1998 under Rule 144. An additional 3,564,569 shares will be eligible for sale beginning on the opening of market on the third trading day following the date of public disclosure of the Company's financial results for the three months ended March 31, 1998, upon expiration of certain lock-up agreements and subject to the provisions of Rules 144(k), 144 and 701 under the Securities Act of 1933, as amended (the "Act"). In October 1997, the Company filed a Registration Statement on Form S-8 registering 3,499,768 shares subject to outstanding options or reserved for future issuance under the Company's stock plans. The holders of approximately 3,106,181 shares of Common Stock to be outstanding upon the closing of this offering are entitled to certain rights to registration for sale to the public beginning 180 days after the effective date of the offering. See "Management -- Stock Plans," "Description of Capital Stock," and "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby, are estimated to be $45,329,150 ($55,286,115 if the Underwriters' over-allotment option is exercised in full) at an assumed public offering price of $24.25 and after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company.

     Although the Company currently has no specific plan for substantially all of the net proceeds of the offering, the Company believes that the availability of substantial financial resources is important to the Company's ability to compete. The principal reasons for the offering are to improve the Company's financial position and to provide the Company with additional financial flexibility. The Company expects to use approximately $8.0 million of the net proceeds for capital expenditures through the end of 1998, primarily for the purchase of computer equipment and related software tools, furniture, fixtures and leasehold improvements. The Company intends to use the remaining net proceeds of the offering for working capital and other general corporate purposes, including expansion of sales and marketing and research and product development efforts and financing of accounts receivable and inventories. The foregoing represent estimates only, and the actual amounts expended by the Company for these purposes and the timing of such expenditures will depend on numerous factors, including the status of the Company's product development efforts, the extent to which the Company's products gain market acceptance and the competition the Company and its products encounter in the marketplace. The Company may also use a portion of the net proceeds for the acquisition of technologies, businesses or products that are complementary to those of the Company, or securing manufacturing capacity, although no such acquisitions or projects are planned or are being negotiated as of the date of this Prospectus, and no portion of the net proceeds has been allocated for any specific acquisition. Pending such uses, the net proceeds of this offering will be invested in short-term, interest bearing, investment grade securities. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has been quoted on the Nasdaq National Market under the symbol TDFX since the Company's initial public offering on June 25, 1997. Prior to such time there was no public market for the Common Stock of the Company. The following table sets forth for the periods indicated the high and low sale prices per share of the Common Stock as reported on the Nasdaq National Market.

                                                            HIGH        LOW
                                                           -------    -------
FISCAL YEAR 1997
  Second Quarter (from June 25, 1997)....................  $14.75     $    12.50
  Third Quarter..........................................  $18.625    $     8.875
  Fourth Quarter.........................................  $23.00     $    13.75
FISCAL YEAR 1998
  First Quarter (through February 11, 1998)..............  $27.75     $    20.75

     On February 11, 1998, the reported last sale price of the Common Stock on the Nasdaq National Market was $24.25 per share. As of December 31, 1997, there were approximately 248 shareholders of record of the Common Stock.

                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its capital stock. The Company currently expects to retain any future earnings for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth as of December 31, 1997 (i) the actual capitalization of the Company and (ii) the capitalization of the Company as adjusted to give effect to the sale of the 2,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $24.25 per share and the application of the estimated net proceeds therefrom after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company. The capitalization information set forth below should be read in conjunction with Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                            DECEMBER 31, 1997
                                                         -----------------------
                                                          ACTUAL     AS ADJUSTED
                                                         --------    -----------
                                                             (IN THOUSANDS)
Capitalized lease obligations, less current
  portion(1)...........................................  $    546     $    546
                                                         --------     --------
Shareholders' equity:
  Preferred Stock, no par value; 5,000,000 shares
     authorized, none issued and outstanding...........        --           --
  Common Stock, no par value; 50,000,000 shares
     authorized, 12,566,630 shares issued and
     outstanding and 14,566,630 issued and outstanding
     as adjusted(2)....................................    66,717      112,046
  Warrants.............................................       242          242
  Deferred compensation................................    (1,181)      (1,181)
  Accumulated deficit..................................   (21,504)     (21,504)
                                                         --------     --------
     Total shareholders' equity........................    44,274       89,603
                                                         --------     --------
          Total capitalization.........................  $ 44,820     $ 90,149
                                                         ========     ========

---------------

(1) See Note 8 of Notes to Financial Statements.

(2) Excludes (i) 2,505,984 shares of Common Stock issuable upon exercise of options outstanding as of December 31, 1997, with a weighted average exercise price of $6.38 per share, (ii) 93,636 shares of Common Stock issuable upon exercise of warrants outstanding as of December 31, 1997, with a weighted average exercise price of $5.97 per share, (iii) 881,308 shares of Common Stock reserved for future issuance as of December 31, 1997 under the Company's stock plans and (iv) 500,000 shares of Common Stock reserved for issuance subsequent to December 31, 1997 under the Company's stock plans. In addition, the Company intends to seek shareholder approval at the 1998 Annual Meeting of Shareholders currently scheduled for May 1998 for (i) a 1,700,000 share increase in the number of shares reserved for issuance under the 1995 Stock Option Plan and (ii) an increase in the number of shares available for purchase under the 1997 Employee Stock Purchase Plan on the date of each annual meeting of shareholders commencing in 1999 of the lesser of 200,000 shares or 1% of the outstanding capitalization of the Company. See "Management -- Stock Plans," "Description of Capital Stock" and Notes 5, 6 and 10 of Notes to Financial Statements.

                                    DILUTION

     The net tangible book value of the Company as of December 31, 1997 was approximately $44,274,000, or $3.52 per share of Common Stock. "Net tangible book value" per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the receipt of the net proceeds from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby (after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company) at an assumed public offering price of $24.25 per share, the Company's net tangible book value as of December 31, 1997 would have been $89,603,150, or $6.15 per share of Common Stock. This represents an immediate increase in net tangible book value of $2.63 per share to existing shareholders and an immediate dilution of $18.10 per share to new investors. The following table illustrates this per share dilution:

Assumed public offering price..........................              $  24.25
  Net tangible book value as of
     December 31, 1997.................................  $   3.52
  Increase attributable to new investors...............      2.63
                                                         --------
Net tangible book value after offering.................                  6.15
                                                                     --------
Dilution to new investors..............................              $  18.10
                                                                     ========

     The foregoing computations assume no exercise of stock options or warrants after December 31, 1997. As of December 31, 1997, there were outstanding options to purchase 2,505,984 shares of Common Stock, with a weighted average exercise price of $6.38 per share, and outstanding warrants to purchase 93,636 shares of Common Stock, with a weighted average exercise price of $5.97 per share. In addition, as of December 31, 1997, 881,308 shares of Common Stock were reserved for future issuance under the Company's stock plans and subsequent to December 31, 1997, 500,000 additional shares of Common Stock were reserved for issuance under the Company's stock plans. In addition, the Company intends to seek shareholder approval at the 1998 Annual Meeting of Shareholders currently scheduled for May 1998 for (i) a 1,700,000 share increase in the number of shares reserved for issuance under the 1995 Stock Option Plan and (ii) an increase in the number of shares available for purchase under the 1997 Employee Stock Purchase Plan on the date of each annual meeting of shareholders commencing in 1999 of the lesser of 200,000 shares or 1% of the outstanding capitalization of the Company. To the extent that any shares available for issuance upon exercise of outstanding options, warrants or reserved for future issuance under the Company's stock plans are issued, there will be further dilution to new public investors. See "Management -- Stock Plans," "Description of Capital Stock" and Notes 5 and 6 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and the Notes thereto included elsewhere in this Prospectus. The statement of operations data for the years ended December 31, 1995, 1996 and 1997 and the balance sheet data as of December 31, 1996 and 1997 are derived from financial statements of the Company that have been audited by Price Waterhouse LLP, independent accountants, and are included elsewhere in this Prospectus. The balance sheet data as of December 31, 1995 are derived from financial statements of the Company that have been audited by Price Waterhouse LLP, independent accountants, and are not included elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                      YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                                 1995          1996           1997
                                                              ----------    -----------    ----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues....................................................   $    --       $  6,390       $44,069(1)
Cost of revenues............................................        --          5,123        22,611
                                                               -------       --------       -------
Gross profit................................................        --          1,267        21,458
                                                               -------       --------       -------
Operating expenses:
  Research and development(2)...............................     2,940          9,435        12,412
  Selling, general and administrative(2)....................     2,166          6,642        11,390
                                                               -------       --------       -------
          Total operating expenses..........................     5,106         16,077        23,802
                                                               -------       --------       -------
Loss from operations........................................    (5,106)       (14,810)       (2,344)
Interest and other income, net..............................        67             59           630
                                                               -------       --------       -------
Net loss....................................................   $(5,039)      $(14,751)      $(1,714)
                                                               =======       ========       =======
Basic net loss per share(3).................................   $ (0.82)      $  (1.74)      $ (0.16)
                                                                             ========       =======
Diluted net loss per share(3)...............................   $ (0.82)      $  (1.74)      $ (0.16)
                                                                             ========       =======
Shares used in basic net loss per share calculations(3).....     6,173          8,467        10,767
Shares used in diluted net loss per share calculations(3)...     6,173          8,467        10,767


                                                                       DECEMBER 31,
                                                              ------------------------------
                                                               1995        1996       1997
                                                              -------    --------    -------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $   865    $  5,291    $34,921
Working capital (deficit)...................................     (307)      6,637     37,456
Total assets................................................    2,440      15,581     61,917
Capitalized lease obligations, less current portion(4)......      544         632        546
Accumulated deficit.........................................   (5,039)    (19,790)   (21,504)
Total shareholders' equity..................................      552       9,621     44,274

---------------

(1) Includes $1.8 million of development contract revenues recognized under the Sega Agreement. No future revenues will be recognized under the Sega Agreement. See "Risk Factors -- Pending Litigation."

(2) Research and development expenses include amortization of deferred compensation of $22,000, $50,000 and $194,000 for 1995, 1996 and 1997,
    respectively. Selling, general and administrative expenses include amortization of deferred compensation of $34,000, $146,000 and $290,000 for 1995, 1996 and 1997, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

(3) See Note 1 of Notes to Financial Statements for an explanation of shares used in basic and diluted net loss per share calculations.

(4) See Note 8 of Notes to Financial Statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements based upon current expectations that involve risks and uncertainties. When used in this Prospectus, the words "expects," "anticipates," "estimates," and similar expressions are intended to identify forward looking statements. The Company's actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     The Company was founded in August 1994 to design, develop, market and support 3D media processors, subsystems and API software for the interactive electronic entertainment market. The Company had no operations during the period from inception (August 24, 1994) through December 31, 1994. The Company was considered a development stage enterprise and was primarily engaged in product development and product testing until its first commercial product shipments in the third quarter of 1996. The Company has incurred net losses in every quarter except the quarter ended December 31, 1997. The Company incurred net losses of approximately $5.0 million, $14.8 million and $1.7 million in 1995, 1996 and 1997, respectively, and had an accumulated deficit of $21.5 million at December 31, 1997. These net losses were attributable to the lack of substantial revenue and continuing significant costs incurred in the research, development and testing of the Company's products. Although the Company has experienced revenue growth in recent periods, historical growth rates will not be sustained and are not indicative of future operating results. There can be no assurance that significant revenues or profitability will be sustained or increased on a quarterly or annual basis in the future.

     The Company derives revenue from the sale of 3D media processors designed for use in PCs, coin-op arcade and LBE systems. The Company began commercial shipments of its first 3D graphics product, the Voodoo Graphics chipset, in September 1996. The Company's second product, the Voodoo Rush chipset began commercial shipments in April 1997. The Company has developed Voodoo2, which is expected to be commercially available in the first quarter of 1998. The Company has also commenced development of Banshee, which is intended to be a high performance, full-featured single chip 3D/2D media processor for the PC and coin-op arcade markets. As a result of the Company's limited operating history and early stage of development, it has only a limited number of customers. Revenues derived from sales to Diamond, Elitetron and Orchid accounted for approximately 37%, 16% and 7%, respectively, of revenues for 1997. Revenues derived from sales to Orchid, Diamond and Williams accounted for approximately 44%, 33% and 11%, respectively of revenues for 1996. The Company expects that a small number of customers will continue to account for a substantial portion of its total revenues for the foreseeable future.

     In February 1997, the Company and Sega entered into the Sega Agreement pursuant to which the Company began developing a 3D media processor chipset for Sega's next generation home game console. During 1997, the Company recognized development contract revenues of $1.8 million under the Sega Agreement representing 4.1% of total revenues during that period. In July 1997, Sega terminated the Sega Agreement. In August 1997, the Company filed a lawsuit against Sega, and filed an amended complaint in October 1997 naming as additional defendants NEC and VideoLogic. The complaint alleges breach of contract, interference with contract, misrepresentation, unfair competition, and threatened misappropriation of trade secrets. Discovery in the case is currently being conducted. Although NEC and VideoLogic have responded to the Company's complaint, Sega has not yet responded to the Company's complaint by way of answer or counterclaim. The Company expects to incur significant legal expenses in connection with this litigation which could have a material adverse effect on the Company's financial condition and results of operations. In addition, pursuing this litigation is likely to result in the diversion of management's attention from the day-to-day operations of the business. There can be no assurance that the litigation will be resolved in the Company's favor or that the litigation will be resolved quickly. Any prolonged litigation could have a material adverse effect on the Company's business, financial condition and results of operations. An adverse outcome of the litigation could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk
Factors -- Pending Litigation."

     As part of its manufacturing strategy, the Company leverages the expertise of third party suppliers in the areas of wafer fabrication, assembly, quality control and assurance, reliability and testing. This strategy allows the Company to devote its resources to research and development and sales and marketing activities while avoiding the significant costs and risks associated with owning and operating a wafer fabrication facility and related operations. The Company does not manufacture the semiconductor wafers used for its products and does not own or operate a wafer fabrication facility. All of the Company's wafers are currently manufactured by TSMC in Taiwan. The Company obtains manufacturing services from TSMC on a purchase order basis. The Company provides TSMC with a rolling six month forecast of its supply needs and TSMC builds to the Company's forecast. The Company purchases wafers and die from TSMC. Once production yield for a particular product stabilizes, the Company pays an agreed price for wafers meeting certain acceptance criteria pursuant to a "good die" only pricing structure for that particular product. Until production yield for a particular product stabilizes, however, the Company must pay an agreed price for wafers regardless of yield. Such wafer and die purchases constitute a substantial portion of cost of products revenues once products are sold. TSMC is responsible for procurement of raw materials used in the production of the Company's products. The Company believes that raw materials required are readily available. The Company's products are packaged and tested by a third party subcontractor, ASE. Such assembly and testing is conducted on a purchase order basis rather than under a long-term agreement.

     In connection with the grant of stock options to employees since inception (August 1994), the Company recorded aggregate deferred compensation of approximately $1.9 million, representing the difference between the deemed fair value of the Common Stock for accounting purposes and the option exercise price at the date of grant. This amount is presented as a reduction of shareholders' equity and is amortized ratably over the vesting period of the applicable options. These valuations resulted in charges to operations of $484,000 (of which $194,000 and $290,000 were recorded in research and development expenses and selling, general and administrative expenses, respectively) and $196,000 (of which $50,000 and $146,000 were recorded in research and development expenses and selling, general and administrative expenses, respectively) in the years ended December 31, 1997 and 1996, respectively, and will result in charges over the next 10 quarters aggregating approximately $121,000 per quarter (of which $48,000 and $73,000 will be recorded in research and development expenses and selling, general and administrative expenses, respectively).

RESULTS OF OPERATIONS

     The following table sets forth certain statement of operations data of the Company expressed as a percentage of revenue for each of the periods indicated:

                                                         YEAR ENDED DECEMBER 31,
                                                         ------------------------
                                                           1996            1997
                                                         --------        --------
Revenues...............................................    100.0%          100.0%
Cost of revenues.......................................     80.2            51.3
                                                          ------          ------
Gross profit...........................................     19.8            48.7
                                                          ------          ------
Operating expenses:
  Research and development.............................    147.7            28.2
  Selling, general and administrative..................    103.9            25.8
                                                          ------          ------
          Total operating expenses.....................    251.6            54.0
                                                          ------          ------
Loss from operations...................................   (231.8)           (5.3)
Interest and other income, net.........................      0.9             1.4
                                                          ------          ------
Net loss...............................................   (230.9%)          (3.9%)
                                                          ======          ======

  Years Ended December 31, 1997 and 1996

     Revenues. Revenues increased 589.7% from $6.4 million in 1996 to $44.1 million in 1997. Revenues in 1997 included $1.8 million of development contract revenues earned under the Sega Agreement which was terminated by Sega in July 1997. No future revenues will be recognized under the Sega Agreement. Revenues from product sales are recognized upon product shipment. Revenues in 1997 were principally attributable to sales of the Company's Voodoo Graphics and Voodoo Rush chipsets as a result of increased customer demand for and market acceptance of these products. Substantially all of the revenues in the year ended December 31, 1996 were derived from sale of the Company's Voodoo Graphics chipset, which began commercial shipments in September 1996 and, to a lesser extent, sale of graphics subsystems.

     Gross Profit. Gross profit consists of total revenues less cost of revenues. Cost of revenues consists primarily of costs associated with the purchase of components, the procurement of semiconductors and printed circuit board assemblies from the Company's contract manufacturers, labor and overhead associated with such procurement and warehousing, shipping and warranty costs. Cost of revenues does not include expenses related to development contract revenues. Cost of revenues increased 341.4% from $5.1 million in 1996 to $22.6 million in 1997. Gross profit as a percentage of revenues was 19.8% and 48.7% in 1996 and 1997, respectively. The increase in cost of revenues resulted from the significant increase in revenues in 1997. Cost of product revenues in 1996 reflected significant prototype and manufacturing start-up expenses incurred in connection with the initial commercial shipment of the Voodoo Graphics chipset. Given the Company's limited operating history and limited history of product shipments, the Company believes that analysis of gross profit as a percentage of total revenues is not meaningful. The Company's future gross profit will be affected by the overall level of sales; the mix of products sold in a period; manufacturing yields; and the Company's ability to reduce product procurement costs.

     Research and Development. Research and development expenses consist primarily of compensation and other expenses related to research and development personnel, occupancy costs of research and development facilities, depreciation of capital equipment used in product development and engineering costs paid to the Company's foundries in connection with manufacturing start-up of new products. In addition, costs associated with development contracts are included in research and development. Research and development expenses increased 31.6% from $9.4 million in 1996 to $12.4 million in 1997. The increase reflects an increase in non-recurring engineering costs and engineering personnel costs resulting from the commencement of manufacturing of prototypes of the Voodoo2 chipset and the Banshee chip. The Company expects to continue to make substantial investments in research and development and anticipates that research and development expenses will increase in absolute dollars in future periods, although such expenses as a percentage of total revenues will fluctuate.

     Selling, General and Administrative. Selling, general and administrative expenses include compensation and benefits for sales, marketing, finance and administration personnel, commissions paid to independent sales representatives, tradeshow, advertising and other promotional expenses and facilities expenses. Selling, general and administrative expenses increased 71.5% from $6.6 million in 1996 to $11.4 million in 1997. The increase resulted from the addition of personnel in sales, marketing, finance and administration as the Company expanded operations, increased commission expenses associated with the commencement of commercial sales and increased involvement in tradeshow and advertising activities. The Company expects that selling, general and administrative expenses will increase in absolute dollars in future periods, although such expenses as a percentage of total revenues will fluctuate.

     Interest and Other Income, Net. Interest and other income, net increased from net interest and other income of $59,000 in 1996 to net interest and other income of $630,000 in 1997. The increase is related to increased earnings from investments of higher cash balances resulting from the completion of the Company's initial public offering in June 1997, partially offset by increased interest expense on outstanding equipment line of credit and capital lease balances.

     Provision For Income Taxes. The Company recorded no provision for income taxes in 1996 and 1997 as it incurred losses during such periods. At December 31, 1997, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $18.5 million and $17.5 million, respectively, which expire beginning in 2010. Under the Tax Reform Act of 1986, the amount of and the benefit from net operating losses that can be carried forward may be impaired in certain circumstances. Events which may cause changes in the Company's tax carryovers include, but are not limited to, a cumulative ownership change of more than 50% over a three year period. The completion of the Company's initial public offering in June 1997 resulted in an annual limitation of the Company's ability to utilize net operating losses incurred prior to that date. The annual limitation is approximately $5.4 million.

  Years Ended December 31, 1996 and 1995

     Revenues. Revenues were $6.4 million in 1996. In 1995 the Company was still in the development stage and did not generate any revenues. Substantially all of the revenues in 1996 were derived from sale of the Company's Voodoo Graphics chipset, which began commercial shipments in September 1996 and, to a lesser extent, sale of graphics subsystems. There were no development contract revenues in 1996.

     Gross Profit. Gross profit and cost of revenues were $1.3 million and $5.1 million, respectively, in 1996. Gross profit as a percentage of revenues was 19.8% in 1996. Cost of revenues in 1996 reflected significant prototype and manufacturing start-up expenses incurred in connection with the initial commercial shipment of the Voodoo Graphics chipset.

     Research and Development. Research and development expenses increased 220.9% from $2.9 million in 1995 to $9.4 million in 1996, as the Company significantly increased research and product development activities and incurred increased nonrecurring engineering costs in connection with beginning manufacturing of the Voodoo Graphics chipset. The increased research and development expenditures primarily related to compensation and related personnel expenditures as the Company expanded its research and development operations.

     Selling, General and Administrative. Selling, general and administrative expenses increased 206.6% from $2.2 million in 1995 to $6.6 million in 1996, as the Company (i) increased finance and administration staffing and related costs necessary to support higher levels of operations,

(ii) established sales and marketing operations to support the commencement of commercial product shipments and (iii) incurred commission expenses associated with product sales.

     Interest and Other Income, Net. Interest and other income, net decreased from $67,000 in 1995 to $59,000 in 1996. The decrease resulted from higher levels of interest expense as a result of higher outstanding balances of capitalized lease obligations partially offset by higher interest income as a result of higher outstanding cash balances.

     Provision for Income Taxes. The Company recorded no provision for income taxes in 1995 and 1996 as it incurred losses during such periods.

  Quarterly Results of Operations

     The following table sets forth unaudited quarterly results of operations data for each quarter during the years ended December 31, 1996 and 1997. This unaudited information has been prepared by the Company on a basis consistent with the Company's audited financial statements appearing elsewhere in this Prospectus and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The unaudited quarterly information should be read in conjunction with the Financial Statements and Notes thereto included elsewhere in this Prospectus. In light of the Company's limited operating history, the Company believes that period-to-period comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

                                                               THREE MONTHS ENDED
                            -----------------------------------------------------------------------------------------
                            MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                              1996        1996       1996        1996       1997        1997       1997        1997
                            ---------   --------   ---------   --------   ---------   --------   ---------   --------
                                                                 (IN THOUSANDS)
Revenues..................   $    --    $    --     $ 1,887    $ 4,503     $ 5,247    $ 6,507     $10,018    $22,297
Cost of revenues..........        --         --       1,719      3,404       2,582      3,278       5,352     11,399
                             -------    -------     -------    -------     -------    -------     -------    -------
Gross profit..............        --         --         168      1,099       2,665      3,229       4,666     10,898
                             -------    -------     -------    -------     -------    -------     -------    -------
Operating expenses:
  Research and
    development...........     1,659      2,864       2,626      2,286       1,953      2,397       3,201      4,861
  Selling, general and
    administrative........     1,028      1,529       1,661      2,424       1,846      2,521       2,684      4,339
                             -------    -------     -------    -------     -------    -------     -------    -------
         Total operating
           expenses.......     2,687      4,393       4,287      4,710       3,799      4,918       5,885      9,200
                             -------    -------     -------    -------     -------    -------     -------    -------
Income (loss) from
  operations..............    (2,687)    (4,393)     (4,119)    (3,611)     (1,134)    (1,689)     (1,219)     1,698
Interest and other income
  (expense), net..........        35          3           8         13         (27)       (64)        347        374
                             -------    -------     -------    -------     -------    -------     -------    -------
Net income (loss).........   $(2,652)   $(4,390)    $(4,111)   $(3,598)    $(1,161)   $(1,753)    $  (872)   $ 2,072
                             =======    =======     =======    =======     =======    =======     =======    =======

     The Company was founded in August 1994 and was a development stage company until it began commercial shipments of its first product, Voodoo Graphics, in the third quarter of 1996. Revenues were derived primarily from the sale of the Voodoo Graphics and Voodoo Rush chipsets over the last six quarters. Revenues increased significantly quarter to quarter in 1997 due primarily to increased sales volumes resulting from increased customer demand for and market acceptance of these products. During the three months ended March 31, 1997 and June 30, 1997, the Company recognized development contract revenues of $750,000 and $1,067,000, respectively, under the Sega Agreement for the delivery of certain engineering designs to Sega and revenues recognized under the percentage of completion method of accounting based on costs incurred relative to total contract costs. No future revenues will be recognized under the Sega Agreement. See "Risk Factors -- Pending Litigation."

     Cost of revenues in 1996 and 1997 reflects significant prototype and manufacturing start-up expenses incurred in connection with the initial commercial shipments of Voodoo Graphics and Voodoo Rush. The increase in cost of revenues in the three months ended June 30, 1997, September 30,

1997 and December 31, 1997 resulted from the increases in sales in each of the respective periods. Cost of revenues in the three months ended December 31, 1997, includes a $700,000 charge for the write off of Voodoo2 inventory which was not salable as a result of a manufacturing defect. Given the Company's limited operating and product shipment history, the Company believes that quarter to quarter comparisons of gross profit as a percentage of revenues are not meaningful.

     Research and development expenses fluctuated quarter to quarter in 1996 and increased quarter to quarter in 1997. In 1996, research and development expenses related to the manufacturing, development and marketing of Voodoo Graphics and Voodoo Rush. In 1997, the increase in research and development expenses in each quarter reflects an increase in headcount, non-recurring engineering costs resulting from the commencement of manufacturing of the Voodoo Rush, Voodoo2 chipsets and the Banshee chip.

     Selling, general and administrative expenses fluctuated quarter to quarter in 1996 and 1997. The increase quarter to quarter in 1997 primarily relates to increased finance and administrative staffing and related costs necessary to support higher levels of operations, increased commission expenses associated with the commencement of commercial sales and increased involvement in tradeshow and advertising activities.

     Interest and other income (expense), net fluctuated quarter to quarter in 1996 and 1997. The increase in interest and other in come in the three months ended September 30, 1997 and December 31, 1997 is due to interest income earned on the Company's investments as a result of higher cash balances from the completion of the Company's initial public offering in June 1997, partially offset by interest expense on outstanding balances under the equipment line of credit and capital leases.

     The Company believes that, even if it does achieve significant sales of its products, quarterly and annual results of operations will be affected by a variety of factors that could materially adversely affect revenues, gross profit and income from operations. Accordingly, the Company believes that period to period comparisons of its results of operations should not be relied upon as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year. In certain future quarters, the Company's results of operations may be below the expectations of public market analysts or investors. In such event, the market price of the Common Stock could be materially adversely affected. See "Risk Factors -- Potential Fluctuations in Quarterly Results."

  Impact of Adoption of New Accounting Standards


     In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income." This Statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. Such items may include foreign currency translation adjustments, unrealized gains/losses from investing and hedging activities, and other transactions. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This Statement is required to be adopted for fiscal years beginning after December 15, 1997.



     In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This Statement is required to be adopted for fiscal years beginning after December 15, 1997.

  Year 2000 Compliance

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. While uncertainty exists concerning the potential effects associated with such compliance, the Company does not believe that year 2000 compliance will result in a material adverse effect on its financial condition or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, the Company has financed its operations primarily through private placements of equity securities yielding approximately $29.4 million and most recently through an initial public offering in June 1997 yielding approximately $34.3 million, net of underwriting fees and offering expenses. As of December 31, 1997, the Company had approximately $5.0 million of equipment line financing in place. As of December 31, 1997, the Company had approximately $34.9 million in cash, cash equivalents and short-term investments.

     Net cash used in operating activities in 1996 was due primarily to the net loss of $14.8 million, and a $4.9 million and $1.5 million increase in inventory and accounts receivable, respectively, associated with the generation of revenues. These increases were partially offset by a $2.6 million increase in accounts payable and accrued liabilities. Net cash used in operating activities in 1997 was due primarily to the net loss of $1.7 million, a $12.2 million and $2.3 million increase in accounts receivable and other assets, respectively, offset by a $10.3 million and $1.6 million increase in accounts payable and accrued liabilities and a $1.1 million decrease in inventory.

     Net cash used in investing activities was approximately $2.2 million and $10.7 million in 1996 and 1997, respectively, and was due, in each period, to the purchase of property and equipment and the purchase of investments in 1997. The Company does not have any significant capital spending or purchase commitments other than normal purchase commitments and commitments under leases. As of December 31, 1997, the Company had capital equipment of $10.3 million less accumulated depreciation of $3.5 million to support its research and development and administrative activities. The Company has financed approximately $2.8 million from capital lease obligations through December 31, 1997. The Company has two equipment lines of credit, which provide for the purchase of up to $2.0 million and $3.0 million of property and equipment, respectively. Approximately $3.0 million is available under these equipment lines of credit. Borrowings under these lines are secured by all of the Company's owned assets and bear interest at the bank's prime rate plus 1.50% and 0.75% per annum, respectively (8.75% and 8.00%, respectively, as of December 31, 1997). The agreement requires that the Company maintain certain financial ratios and levels of tangible net worth profitability and liquidity. The Company was in compliance with its covenants as of December 31, 1997. The lease lines of credit expire in August 1998 and December 2001, respectively. The Company expects capital expenditures to increase over the next several years as it expands facilities and acquires equipment to support the planned expansion of its operations.

     Net cash provided by financing activities was approximately $23.8 million and $34.6 million in 1996 and 1997, respectively, due primarily to proceeds from the issuance of preferred stock in 1996 and the initial public offering in July, 1997.

     The Company has a line of credit agreement with Silicon Valley Bank, which provides for maximum borrowings in an amount up to the lesser of 80% of eligible accounts receivable plus 100% of cash and cash equivalents or $7.0 million. Borrowings under the line are secured by all of the Company's owned assets and bear interest at the bank's prime rate plus 0.25% per annum. The agreement requires that the Company maintain certain financial ratios and levels of tangible net worth, profitability and liquidity. The Company is in compliance with its covenants as of December 31, 1997. The line of credit was renewed in December 1997. At December 31, 1997, there were no borrowings outstanding under this line of credit.

     The Company's future liquidity and capital requirements will depend upon numerous factors, including the costs and timing of expansion of research and product development efforts and the success of these development efforts, the costs and timing of expansion of sales and marketing activities, the extent to which the Company's existing and new products gain market acceptance, competing technological and market developments, the costs involved in maintaining and enforcing patent claims and other intellectual property rights, and available borrowings under line of credit arrangements and other factors. The Company believes that the net proceeds from this offering together with the Company's current cash balances and cash generated from operations and from available or future debt financing will be sufficient to meet the Company's operating and capital requirements through December 1998. However, there can be no assurance that the Company will not require additional financing within this time frame. The Company's forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary. The factors described earlier in this paragraph will impact the Company's future capital requirements and the adequacy of its available funds. The Company may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to the Company, or at all. Furthermore, any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. Strategic arrangements, if necessary to raise additional funds, may require the Company to relinquish its rights to certain of its technologies or products. The failure of the Company to raise capital when needed could have a material adverse effect on the Company's business, financial condition and results of operations.

                                    BUSINESS

     3Dfx Interactive is a leading developer of high performance, cost-effective 3D media processors, software and related technology for the interactive electronic entertainment market. The Company has developed 3D technology that enables a highly immersive, interactive and realistic 3D experience across multiple hardware entertainment platforms. Furthermore, the Company's technology facilitates the virtually seamless portability of software content across interactive electronic entertainment platforms, specifically the PC and the coin-op arcade system. The Company's strategy is to provide a 3D media processor solution comprised of hardware and embedded software designed around a common architecture that will become the standard graphics engine for the interactive electronic entertainment market. To date, the Company's efforts have been largely focused on the multimedia add-in card market. The Company believes that its high profile brand image in the retail channel, and its success in forging strong relationships with software content developers, combined with the benefits of its technology, provide powerful incentives for the leading PC OEMs and entertainment hardware manufacturers to utilize the 3Dfx solution.

     Voodoo Graphics and Voodoo Rush, the Company's first products, and subsequent 3D media processors now under development are designed around a common architecture to be utilized as the graphics engine for PCs and coin-op arcade systems. For PC applications, Diamond, Elitetron and Orchid, among others, have introduced consumer multimedia add-in cards incorporating the Company's Voodoo Graphics 3D media processor for sale in the retail channel and for incorporation into PCs manufactured primarily by systems integrators. In the coin-op arcade market, the Voodoo Graphics 3D media processor is being utilized by Acclaim, Atari, Kaneko, Midway and Taito, among others. Voodoo Rush incorporates a 3D/2D solution into a single PCI board. The Company has also developed Voodoo2, which is expected to be commercially available in the first quarter of 1998. The Company's next product, Banshee is intended to be a high performance, fully-featured single chip, 3D/2D media processor for the PC and coin-op arcade markets. The Company expects to begin commercial shipments of Banshee in the second quarter of 1998. All of the Company's products are manufactured, packaged and tested by third parties.

INDUSTRY BACKGROUND

     The goal of interactive electronic entertainment is to create a realistic and immersive environment in which users can actively participate. Interactive electronic entertainment began in the 1970s with Atari's introduction of Pong, a simplistic, 2D, black and white, coin-op arcade game resembling ping pong, and has evolved to realistic and engaging 3D action games such as NHL 98, Quake II and Tomb Raider II.

     While interactive electronic entertainment started in the arcade, it was brought to the mass market through the advent of inexpensive, dedicated home game consoles that attached to televisions. Over the past 15 years, Nintendo, Sega, Sony and other OEMs have introduced successive generations of these consoles that, combined with better quality games, have provided increasing realism and enhanced game play. The overall entertainment experience on these platforms has been improving as a result of the introduction of first generation 3D hardware and software in the arcade and console markets. Despite its desirability, high performance 3D technology continues to be prevalent only in high-end engineering workstations that typically cost tens of thousands of dollars.

     The ultimate goal of the use of 3D for entertainment applications is to create an interactive experience with video quality comparable to that of motion pictures. Interactive electronic entertainment applications employing 3D graphics create plausible illusions of reality and thus provide more engaging presentations of complex action and scenery than traditional 2D graphics. The Company believes that once consumers experience high quality 3D technology on any entertainment platform, they will demand it from all interactive entertainment experiences.

     Interactive electronic entertainment products today are generally played on three hardware platforms -- the PC, the coin-op arcade system and the home game console. Coin-op arcade games have traditionally offered the most compelling and immersive experience for game players and, as a result, 3D gaming was first introduced in this high-end market. However, coin-op arcade games are based on high cost, proprietary hardware and, consequently, the coin-op arcade market has remained a relatively small segment of the overall 3D market. Like coin-op arcade systems, home game console hardware is typically proprietary. However, the attractive price point, traditionally $300 or less, continual technological improvements and convenience of home play that home game consoles offer have fueled the platform's substantial consumer adoption even though performance still trails that of the arcade.

     Although 3D interactive electronic entertainment has enjoyed success on both the coin-op arcade and home game console platforms, which are optimized for game play, to date 3D entertainment has had relatively limited success in the PC market. Several recent developments, however, are enabling the PC to become a more suitable platform for interactive electronic entertainment. First, the emergence of more powerful microprocessors and dedicated graphics processors have provided the necessary computing power to handle the computationally intensive processing of 3D graphics at acceptable costs. Second, the PC industry has adopted wider data buses in the PC architecture that are capable of transmitting the vast streams of data needed for high quality 3D graphics. Third, cost reductions in memory and other components have allowed PC OEMs to offer lower cost, general purpose computing platforms that are ideal for 3D interactive electronic entertainment. Finally, the industry has developed and adopted industry standard 3D APIs, like Microsoft's D3D and SGI's OpenGL, which serve as software bridges between applications and the 3D graphics processor.

     In addition to the performance capabilities of the hardware, the success of any game platform ultimately depends on the quality and quantity of software titles developed for the platform and the ease with which developers can create new software for, or port existing software to, a platform. Porting is the adaptation of software code written for one platform for use on another. For example, software written for a coin-op arcade system must be ported so that it can be played on PCs or home game consoles. Historically, porting has been technically challenging, costly and time consuming. Even though the coin-op arcade market is the proving ground for new game titles with hits in the arcade market virtually guaranteeing success in the PC and home game console markets, software developers often opt not to pursue these opportunities because of the significant engineering effort required to port a title from one platform to another. As a result, game developers and publishers have not been able to fully capitalize on their investment in software content. Consumers have been frustrated by the long delays between their first experience with a game in an arcade and the availability of the game for home use and by the significant decrease in game quality typically experienced when software titles migrate from the arcade platform. Thus, content developers are demanding an entertainment solution that facilitates virtually seamless porting across platforms and consumers are demanding a cost-effective solution that enables a high quality gaming experience on their choice of platform.

  The 3D Dilemma

     The growth of the interactive electronic entertainment market has been constrained by the absence of a high performance, cost-effective 3D solution, the lack of an architecture that facilitates virtually seamless porting across different platforms and the limited number of high quality 3D software titles. The implementation of 3D graphics is extremely complex and mathematically intensive and requires significant computing power. Consequently, despite the desirability of 3D graphics, high quality 3D continues to remain a niche technology not prevalent outside of high-end engineering workstation and professional applications. To date, attempts to bring high quality, affordable 3D solutions to the entertainment market have required consumers to accept a trade-off between visual realism, or fill rate, and gaming performance, or frame rate. Today, the interactive electronic entertainment industry is demanding a no-compromise 3D solution that will deliver both visual realism and performance at a cost-effective price. The solution must also drive content development by enabling developers to create a new generation of high quality 3D software that delivers a realistic and immersive experience.

THE 3DFX SOLUTION

     3Dfx has developed hardware and software technology designed to deliver superior 3D performance across multiple interactive electronic entertainment platforms in a cost-effective manner. The Company's technology is optimized to alleviate the traditional consumer trade-off between visual quality and gaming performance by providing a 3D solution with both high fill rates and frame rates. To that end, the Company's technology enables a highly immersive, interactive 3D experience with compelling visual quality, realistic motion and complex character and scene interaction at real time frame rates. Voodoo Graphics and Voodoo Rush, the Company's first products, and subsequent 3D media processors now under development, are designed around a common architecture to be utilized as the graphics engine for PCs and coin-op arcade systems.

     To promote the rapid adoption of its products, the Company's architecture supports most industry standard APIs, including: Apple Computer Inc.'s Rave3D, Microsoft's D3D and SGI's OpenGL. The Company believes that game titles using any of these APIs in conjunction with its 3D media processor products offer compelling performance when compared to performance achieved by competing hardware solutions. Additionally, the Company has developed Glide, its proprietary, low-level 3D API. Glide was designed to optimize the performance of software designed for any entertainment platform powered by the Company's 3D media processors, and affords virtually seamless portability of game content across multiple entertainment platforms. The content provider's ability to rapidly port software titles to numerous platforms reduces the developer's time to market from the arcade to the PC, significantly reduces the costs of porting across multiple platforms, provides a successful title with enormous exposure and allows both the game developer and the publisher to more effectively leverage their investment in a given title. The Company believes that these are powerful incentives for the leading PC OEMs, arcade and console hardware manufacturers, software content developers and publishers to utilize and design applications for the 3Dfx graphics engine.

STRATEGY

     The Company's objective is to establish its products as the standard 3D media processors in the interactive electronic entertainment market. Key elements of the Company's business strategy include:

     Focus on Interactive Electronic Entertainment Market. The interactive electronic entertainment market is currently a multi-billion dollar industry that is growing rapidly. The Company believes that the compelling visual quality and high performance graphics enabled by its 3D media processors make its 3D solution ideal for use in this market where users demand a high quality 3D experience. The Company's strategy is to develop and introduce products that cost-effectively deliver 3D performance levels that meet the demanding requirements of the major interactive electronic entertainment platforms. Moreover, given the technical challenge of offering a high quality 3D solution the Company believes that this market offers significant potential for continued innovation of cost-effective, high performance 3D media processors.

     Promote Content Development. The Company believes that the availability of a sufficient number of high quality, commercially successful software game titles and applications drives hardware sales. Therefore, to become the standard in the 3D interactive electronic entertainment arena, the Company is collaborating with content developers to create software entertainment titles designed to work with the Company's hardware. Currently, over 90 such software entertainment titles are commercially available. The Company attracts these developers by providing the opportunity to differentiate their software products with high quality 3D graphics, feature rich special effects and real time frame rates. With a solution that enables game content to be easily ported across the major interactive entertainment platforms, the Company offers its software partners easy access to multiple outlets for their products. To encourage developers and publishers to develop content based on the Company's technology, the Company has devoted significant resources to its developer relations program which currently includes over 600 content developers, game publishers and ISVs.

     Pursue Branding Strategy. The Company continues to devote substantial marketing resources towards establishing 3Dfx as a recognizable brand. The Company has been working with both software developers and publishers in the PC market to prominently display the 3Dfx logo on their software product boxes to indicate that the software is compatible with the Company's products. To further identify the Company in the marketplace, several software products display a spinning version of the 3Dfx logo on the screen while loading. The Company believes that this strategy creates brand awareness. The Company has recently announced that in March 1998, Dimension Publishing will introduce a quarterly magazine dedicated exclusively to 3Dfx products. This magazine will include software title and hardware release schedules, product reviews, gaming tips and other information that will enhance the return on the consumer's investment in 3Dfx based products. The Company believes that the magazine will continue to build the Company's brand image while concurrently increasing awareness in the marketplace about 3Dfx products. The Company further believes that consumer awareness of its products will speed adoption of the Company's architecture in the mass market, lead to increasing availability of 3Dfx enabled software content and help establish the Company as the standard 3D solution for the interactive electronic entertainment market.

     Extend Technical Leadership. The Company offers superior performance 3D media processors targeted toward the high-end of the interactive electronic entertainment market. The Company intends to continue to leverage its technology at the high-end of the 3D interactive electronic entertainment market in order to optimize and cost-reduce such solutions for applications in the volume market. The Company believes this strategy will create an effective barrier to entry to potential competitors.

     Leverage Multi-Platform Architecture. The Company's 3D technology embodies a single hardware/software architecture that can be deployed in numerous interactive electronic entertainment platforms. For PC applications, Diamond, Elitetron, Guillemot, Hercules, Integraph and Orchid, among others, have introduced consumer multimedia add-in cards incorporating the Company's 3D media processors for sale in the retail channel and for incorporation into PCs by systems integrators. In the coin-op arcade system market, Voodoo Graphics is being utilized by Acclaim, Atari, Kaneko, Midway, and Taito, among others.

     Leverage Success in Retail Distribution Channel into OEM Channel. Given its high performance, multi-chip product offerings, the Company's efforts to date have largely been focused on the multimedia add-in card market. With introduction of its Banshee product, currently anticipated in the second quarter of 1998, the Company will extend its focus to include the PC OEM market. The Company believes that its success in branding both 3Dfx and its Voodoo products at the consumer level through its efforts in the retail channel, as well as its success in working with the software content community, provide an incentive for PC OEMs to design 3Dfx products into their future product lines. The Company believes that its brand equity will provide PC OEMs with a differentiating feature that consumers will recognize. Additionally, utilizing 3Dfx products will enable OEMs to offer their customers immediate access to a substantial software title library, including a number of entertainment titles which will function in 3D accelerated mode only when 3Dfx technology is present in the system.

     Leverage Core Technology to Address New Market Opportunities. The Company believes it can leverage its 3D processor technology in a variety of other 3D multimedia applications. Within the electronic entertainment market, the Company intends to extend its technology to LBE applications, which would be enhanced by the Company's technology. LBE sites are typically dedicated to one type of game or experience and the environment includes mechanical or other environmental elements that add significantly to the immersion of the experience. The Company is investigating opportunities to apply its 3D technology to other product applications such as Internet/intranet exploration, including virtual reality mark-up language ("VRML") browsers, 3D graphical user interface ("GUI"), visual simulation, education and training applications and other 3D visualization applications.

PRODUCTS AND PRODUCTS UNDER DEVELOPMENT

     The Company's product strategy is to offer a 3D media processor solution comprised of hardware and embedded software designed around a common architecture that will become the standard graphics engine for the interactive electronic entertainment market. Voodoo Graphics, the Company's first product, began commercial shipment in September 1996. Voodoo Rush, the Company's second product, began sampling in November 1996 and commenced commercial shipment in April 1997. The Company has also developed Voodoo2, which is expected to be commercially available in the first quarter of 1998. Voodoo Graphics, Voodoo Rush and Voodoo2 are being targeted at price and performance points for the PC and coin-op arcade markets. These products and subsequent 3D media processors under development are based on a common architecture which offers developers a clear, compatible upgrade path. This architecture is designed to scale with the PC's microprocessor. As a result, as the processing power of the CPU increases, the Company's products will use that additional processing power to improve the overall quality of the 3D.

     Voodoo Graphics. The Company believes that Voodoo Graphics offers a cost-effective, high performance solution for 3D interactive electronic entertainment applications. Voodoo Graphics is a stand-alone 3D media processor designed to function as the primary display device in embedded applications, such as coin-op arcade systems, or to work in conjunction with most standard 2D processors in PC applications. Voodoo Graphics has seen initial acceptance in both the PC and coin-op arcade markets. Diamond and Orchid, among others, have each introduced multimedia add-in boards for PCs that are currently supplied through retail, OEM and mail order channels in the US, Europe and Asia. See
"-- Sales and Marketing." Voodoo Graphics is being utilized by Acclaim, Atari, Kaneko, Midway and Taito among others for coin-op arcade systems and game applications.

     Voodoo Graphics is a two chip solution and has a 128-bit "dedicated texture memory" architecture that provides over 800 megabytes per second of memory bandwidth to deliver both the interactivity and the visual realism necessary for the new generation of 3D games. Because Voodoo Graphics dedicates at least one megabyte of memory to texture maps, interactive 3D games can now attain a level of realism that was previously limited to pre-rendered games with limited interactivity. Voodoo Graphics has scalable performance of 45 megapixels per second sustained fill rate for bilinear or advanced filtered textures. Voodoo Graphics generates up to one million textured triangles per second polygon performance for filtered, level of detail ("LOD") MIP-mapped, Z-buffered, alpha-blended, fogged, textured 50-pixel triangles rendered on a Pentium II-300 MHz MMX system.

     Voodoo Rush. Voodoo Rush began sampling in November 1996 and commenced commercial shipment in April 1997. Voodoo Rush is designed to offer a cost-effective solution for implementing 3D graphics with 3D performance similar to that of Voodoo Graphics. Based on the core 3D technology in Voodoo Graphics, Voodoo Rush was designed to function with a partner's companion 2D or 2D/3D accelerator. Unlike Voodoo Graphics, however, which requires independent 2D and 3D solutions, Voodoo Rush is designed to incorporate a 3D/2D solution into a single PCI board. Alliance and Macronix are the Company's partners for this program. The Voodoo Rush solution is designed to increase system flexibility for the OEM, to require less memory and to reduce the graphics system cost when compared to Voodoo Graphics and stand-alone 2D graphics.

     Voodoo Rush is designed to provide both full screen rendering and 3D in a window, which permits the user to move easily between the 3D enabled application, the desktop and other applications. Voodoo Rush has a sustained fill rate of 35 megapixels per second for bilinear filtered textures with LOD MIP-mapping, Z-buffering, alpha-blending and fogging enabled. The triangle rate is 800,000 triangles per second for filtered, LOD MIP-mapped, Z-buffered, alpha-blended, fogged, textured triangles on a Pentium II-300 MHz MMX system.

     Voodoo2. Voodoo2, introduced in November 1997, is the Company's next generation 3D-only accelerator and provides a significant increase in performance over the Company's first generation Voodoo Graphics product. Commercial shipment of Voodoo2 is expected in the first quarter of 1998. There can be no assurance that Voodoo2 will be commercially shipped or accepted by the market. Voodoo2 is targeted at the same markets as the Company's first generation Voodoo Graphics accelerator. To date, several of the Company's existing customers including Diamond, Guillemot Orchid and Quantum3D have announced products based on Voodoo2. In addition, Creative Labs has announced the "3D Blaster Voodoo2" as an addition to its graphics product line.

     Voodoo2 will be offered to the consumer in a configuration previously marketed by the Company for use in the arcade and simulation markets. Voodoo2 is delivered as a 3-chip chipset that includes a pixel chip for controlling the display memory and two texture units that process texture maps in parallel. Voodoo2 maintains compatibility with Voodoo Graphics so virtually all existing games for Voodoo Graphics that are currently on the retail shelf operate unchanged with Voodoo2. In addition to the features supported by Voodoo Graphics, Voodoo2 now has a more advanced triangle setup unit that increases triangle throughput to 3,000,000 triangles per second measured on a Pentium II-300 MHz MMX system. The second texture unit doubles the texturing performance for games that include support for the second texture unit. Voodoo2 provides performance of 90 Megapixels per second and 90 Megatexels per second; when the second texture unit is activated, Voodoo2 provides up to 180 Megatexels per second. Voodoo2 boards also incorporate a scan-line interleave connector that allows two boards to operate in parallel thus doubling rendering capability. In this configuration, Voodoo2 provides performance of 180 Megapixels per second and 180 Megatexels per second; when the second texture unit is activated, Voodoo2 provides up to 360 Megatexels per second.

     Future Product Development. In connection with the Company's strategy of developing a single-chip solution, the Company has commenced development of Banshee, which is intended to be a high performance, fully-featured single chip 3D/2D media processor for the PC and coin-op arcade markets. See "-- Strategy." The Company expects to begin commercial shipment of Banshee during the second quarter of 1998. The Company is developing Banshee with the intent of delivering quality 3D/2D to a broader portion of the interactive electronic entertainment market. In addition, Banshee is designed to reduce graphics system costs and to be compatible with applications designed for use with Voodoo Graphics, Voodoo Rush and Voodoo2. There can be no assurance that the Company will be able to introduce Banshee as scheduled or, that if introduced, it will perform as intended or be accepted by OEMs, multimedia board vendors, coin-op board manufacturers and coin-op arcade system manufacturers. See "Risk Factors -- Acceptance of the Company's 3D/2D Solution for the PC Market; Dependence on the Development of a Single-Chip Solution" and "-- Dependence on New Product Development; Rapid Technological Change."
--------------------------------------------------------------------------------
                  3DFX PRODUCTS AND PRODUCTS UNDER DEVELOPMENT

-----------------------------------------------------------------------------------------------------
                   COMMERCIAL
  PRODUCT          AVAILABILITY     TARGET MARKET        KEY FEATURES(1)
-----------------------------------------------------------------------------------------------------
  Voodoo Graphics  September 1996   PCs, coin-op arcade  Add-on 3D solution; systems scalability;
                                    systems              consistent sustained performance with all
                                                         features enabled; fill rate of 45
                                                         Mpixel/sec; fully featured triangle rate of
                                                         1.0M/sec; texture streaming; fully featured
                                                         architecture
-----------------------------------------------------------------------------------------------------
  Voodoo Rush      April 1997       PCs                  Single-board 3D/2D solution; consistent
                                                         sustained performance with all features
                                                         enabled; fill rate of 45 Mpixel/sec; fully
                                                         featured triangle rate of 800K/sec; texture
                                                         streaming; fully featured architecture; 3D
                                                         in a window
-----------------------------------------------------------------------------------------------------
  Voodoo2          Expected first   PCs, coin-op arcade  Add-on 3D solution; systems scalability;
                   quarter 1998     systems              consistent sustained performance with all
                                                         features enabled; fully featured triangle
                                                         rate of up to 3.0 M/sec; texture streaming;
                                                         on-chip triangle set up; fully featured
                                                         architecture
-----------------------------------------------------------------------------------------------------
  Banshee          Expected second  PCs, coin-op arcade  Single chip 3D/2D solution; large feature
                   quarter 1998     systems              set; fully integrated architecture; high
                                                         sustained fill rate and triangle rate with
                                                         all features enabled; compatible 3D
                                                         architecture with Voodoo Graphics
-----------------------------------------------------------------------------------------------------

(1) "Fully featured" means textured, bilinear filtered with LOD MIP-mapping, Z-buffered and fogged.

CUSTOMERS

     The Company markets its products to PC and graphics board OEMs and manufacturers of coin-op arcade systems and home game consoles. The Company works closely with its customers and software developers during the design process of entertainment platforms and the development phase of software titles and applications. The Company believes that this close technical collaboration facilitates the integration of the Company's products into its customers' entertainment platforms. There can be no assurance, however, that design wins will ultimately result in orders or that the Company will retain such customers through the ongoing and recurring design-in process. The following is a representative list of the companies that are either direct or indirect customers of the Company or companies with which the Company has design wins:

                    PCS                           COIN-OP ARCADE SYSTEMS
--------------------------------------------  -------------------------------
A-trend Technologye(1)                        Acclaim Entertainment Inc.(2)
Canopus Corporation                           Eolith Co., Ltd.(2)
Creative Labs(2)                              IGS Taiwan(2)
Deltron Precision, Inc.(1)                    Kaneko Ltd.(2)
Diamond Multimedia Systems, Inc.              Konami Co. Ltd.
Elitetron Electronic Co., Ltd.                RealVision Corporation(2)
Guillemot International                       Taito Corporation
Hercules Computer Technology, Inc.            WMS Industries, Inc. (Williams)
Intergraph Corporation
Jazz Multimedia
Orchid Technology
Quantum3D, Inc.
Skywell Technology Corp.(1)
TechWorks, Inc.

---------------

(1) Indirect customer that purchases products from the Company's board level customers.

(2) Indicates design win only; such companies have not yet purchased commercial quantities of the Company's products.

     Because of the Company's limited operating history and early stage of development, it has only a limited number of customers and its sales are highly concentrated. Revenues derived from sales to Diamond, Elitetron and Orchid accounted for approximately 37%, 16% and 7%, respectively, of revenues for 1997. Revenues derived from sales to Orchid, Diamond and Williams accounted for approximately 44%, 33% and 11%, respectively of revenues for 1996. The Company expects that a small number of customers will continue to account for a substantial portion of its total revenues for the foreseeable future.

SALES AND MARKETING

     The Company sells its products to manufacturers of graphics and multimedia accelerator subsystems for PCs and coin-op arcade systems and to PC OEMs through a network of domestic and international independent sales representatives and distributors. In the United States and Canada, the Company has 10 sales representatives. The Company also sells its products directly to certain OEM customers in each of the Company's target markets. Outside the United States and Canada, primarily in the Far East and Europe, the Company's products are sold through 11 sales representatives. The Company maintains a sales management organization which is primarily responsible for supporting independent sales representatives and distributors and making direct sales to customers that prefer to transact directly with the Company. As of December 31, 1997, the Company employed 30 individuals in its sales, marketing and customer support organization.

     To meet customer requirements and achieve design wins, the Company's sales and marketing personnel work closely with customers, potential customers and leading industry software and hardware developers to define product features, performance, price and market timing of new products. The Company provides customers with early access to technical design information and specifications, documentation, in-house engineering support, first chip product samples and product development plans. This effort is coordinated by the Company's sales management organization and is supported by in-house applications engineers and marketing personnel. The Company's applications engineers frequently work with existing and potential customers to assist them with their design projects. The Company believes that these efforts contribute to the Company's understanding of customer needs and assist the Company in developing products that meet customer requirements.

     To encourage software title developers and publishers to develop games optimized for platforms utilizing the Company's products, the Company seeks to establish and maintain strong relationships in the software development community. The Company has branded a marketing effort named the "Buddy Program" that employs the Company's expertise in software development to assist developers through an on-site assistance program, sample source code and electronic communication. As part of the Buddy Program, the Company has assigned a software engineer to each strategic developer to assist with product development. Generally the Company's assigned software engineer interacts with the developer both remotely and through on-site visits and, by working closely with the development team, attempts to ensure that the developer fully exploits the 3D graphics capabilities of the Company's products. Another key element of the Company's sales and marketing strategy has been the development of manufacturing qualified reference design kits for the Company's 3D media processors. The Company uses the reference design kits to seed important developers before the commercial introduction of the Company's products to ensure early software availability, and after commercial introduction to encourage on-going support of the Company's products. The Company believes that its close relationships with and attention to content developers encourages the development of software for the Company's hardware, provides the Company with information regarding the needs and concerns of the development community and enables the Company to continually assess opportunities for future software projects.

     As of December 31, 1997, there were 86 game titles for the PC and 6 arcade titles utilizing the Company's hardware that were commercially available. The PC game titles utilize different APIs, including Glide, D3D and OpenGL, or some combination thereof. The following table is a representative list of game titles for use with platforms utilizing the Company's hardware that were commercially available as of December 31, 1997:

        TITLE                  PUBLISHER                DEVELOPER             API        PLATFORM
----------------------  -----------------------  ------------------------  ---------  --------------
Andretti Racing         Electronic Arts          Electronic Arts           Glide/D3D  PC
Flight Unlimited 2      Eidos Interactive        Looking Glass Technology  Glide      PC
Grand Theft Auto        Gremlin                  DMA Design                Glide      PC
Heavy Gear              Activision               Activision                Glide/D3D  PC
Hexen II                Activision               Raven Software            OpenGL     PC
Interstate '76          Activision               Activision                Glide/D3D  PC
Jedi Knight-Dark        LucasArts                LucasArts                 Glide/D3D  PC
  Forces II
Jet Fighter III         Interplay Productions    Mission Studios           Glide      PC
Longbow 2               Janes Combat Simulation  Janes Combat Simulation   Glide      PC
Microsoft Flight        Microsoft                Microsoft                 D3D        PC
  Simulator '98
Myth: The Fallen Lords  Bungie                   Bungie                    Glide      PC
Need for Speed II SE    Electronic Arts          Electronic Arts           Glide      PC
NHL Hockey '98          Electronic Arts Sports   Electronic Arts           Glide      PC
Quake II                Activision               id Software               OpenGL     PC
Shadows of the Empire   LucasArts                LucasArts                 D3D        PC
Tanarus (on-line only)  Sony Interactive         Sony Interactive          Glide      PC
Test Drive 4            Accolade                 Pitbull Syndicate         Glide      PC
Tomb Raider II          Eidos Interactive        Core Designs              D3D        PC
Turok                   Acclaim                  Sculpted Software         Glide      PC
Virtua Squad            Sega                     Sega                      D3D        PC
Blitz                   Midway                   Atari Games               Glide      Coin-Op Arcade
San Francisco Rush      Midway                   Atari Games               Glide      Coin-Op Arcade

     To enhance awareness of the Company's 3D graphics solutions, the Company has created several proprietary demonstrations that showcase the performance and features made possible by the Company's products. These demonstrations, which are sometimes bundled with an OEM's product, are shown to software developers, OEMs, VARs and tradeshow audiences. The Company believes that these demonstrations effectively demonstrate the immediate potential for high quality 3D graphics in interactive electronic entertainment and effectively differentiate the Company's product offerings from competing products. The Company continues to devote substantial marketing resources towards establishing 3Dfx as a recognizable brand. The Company has been working with both software developers and publishers in the PC market to prominently display the 3Dfx logo on their software product boxes to indicate that the software is compatible with the Company's products. To further identify the Company in the marketplace, several software products display a spinning version of the 3Dfx logo on the screen while loading. The Company believes that this strategy creates brand awareness. The Company further believes that consumer awareness of its products will speed adoption of the Company's architecture in the mass market, lead to increasing availability of 3Dfx enabled software content and help establish the Company as the standard 3D solution for the interactive electronic entertainment market.

     The Company's marketing activities also consist of participation in industry tradeshows, marketing communications and market development activities designed to generate awareness of the Company and its products. Such activities include ongoing contact with industry press and analysts and selective advertising in entertainment and game industry publications. The Company has recently announced that in March 1998 Dimension Publishing will introduce a quarterly magazine dedicated exclusively to 3Dfx products. This magazine will include software title and hardware release schedules, product reviews, gaming tips and other information that will enhance the return on the consumer's investment in 3Dfx based products. The Company believes that this magazine will continue to build the Company's brand image while concurrently increasing awareness in the marketplace about 3Dfx products. The Company is also active in the promotion of its products through 3D graphics news groups on the Internet. The Company intends to promote the 3Dfx name and trademarks to create a recognizable industry standard for high quality 3D entertainment.

TECHNOLOGY

  3D Technology

     The technology necessary to create interactive, realistic and visually engaging 3D at high frame rates is extremely compute intensive, complex and technically challenging. Historically, such technology has been extremely expensive and thus 3D has been prevalent only in high-end 3D workstations. Today, 3D graphics companies face the challenge of designing affordable products that offer realistic 3D graphics with full screen resolution in real time for the mainstream PC market. The substantial complexity and technical demands of achieving this level of 3D graphic performance requires compute and pixel processing power and memory bandwidths well beyond what is available in typical general purpose CPUs, such as Intel's Pentium Pro. Specialized 3D graphics processors address this limitation by implementing all or part of what is referred to as the "3D Pipeline" by providing dedicated 3D graphics processing capability.

     The 3D Pipeline is a sequence of operations, which, starting with three dimensional model data, position and desired lighting models, results in 2D pixels displayed on a computer monitor or television display. The creation of a single 3D image from the numerical mode is comprised of three primary steps: tessellation, geometry and rendering.

     - Tessellation. Tessellation is the creation of a numerical description (the "three dimensional model data") of an object and the conversion of this model into a set of polygons. Polygons are often defined to be triangles because triangles are simple geometric shapes which can be easily defined by only a few data points and can be quickly modified by mathematical operations. Each triangle requires a separate set of calculations, which means that the more complex an object is, the more compute intensive it is. As a result, triangles-per-second is one of the essential performance metrics of 3D graphics.

     - Geometry. The geometry phase of the 3D Pipeline includes three stages: transformation, lighting and triangle setup, although triangle setup is often considered a separate stage. The transformation stage converts the native three dimensional model data from its native numerical representation into a viewer-dependent model space by using 4x4 matrix operations. The triangle setup operation takes in the transformed, lighted triangles and calculates the edge and slope information required to paint each individual triangle on the screen.

     - Rendering or Rasterization. The third primary phase of the 3D Pipeline, called triangle rendering or triangle rasterization, is the most important phase for creating a quality 3D image. During this phase, a two-dimensional image, capable of being displayed on a PC monitor or television set, is created from the discrete, three-dimensional model that emerges from the geometry phase. Within each particular triangle, pixels are computed, rendered and displayed according to a complex set of rules. Final image quality depends on the number and types of techniques applied to each particular pixel. Various techniques are applied in the rendering phase to achieve photo-realistic images, including scan conversion, shading, texture-mapping and various perspective enhancements. More advanced techniques in rendering include MIP mapping, texture filtering, anti-aliasing, subpixel correction, fogging, alpha-blending, and depth cueing.

     The rasterization stage of the 3D Pipeline permits a significant level of quality improvements, which can be achieved by the application of many techniques. While these techniques can make a qualitative difference in the realism that a 3D image conveys to the viewer, many of these techniques are highly compute intensive. As a result, if performance is not sufficient given the number and type of techniques used, the overall experience of the user will diminish. In order for a 3D image to achieve realistic animation on a monitor screen in real-time and with excellent visual quality, as many as twenty billion operations per second might be necessary. Most PC systems that are equipped with 3D hardware accelerators perform the tessellation, transformation, lighting, and clipping operations on the CPU and pass the results to the 3D acceleration hardware for triangle setup and rendering to complete the 3D pipeline. As a result, the rasterization stages of the 3D Pipeline is almost always handled by a graphics processor, which has a focused range of operation.

  3Dfx Architecture and Technology

     The primary goal of Voodoo Graphics, Voodoo Rush and the Company's subsequent 3D media processors under development is to provide workstation-quality 3D performance at affordable price points. Furthermore, the scaleable nature of the 3Dfx solution is applicable across different markets and different price targets without re-engineering the core logic. The block diagram below is an outline of the Company's Voodoo Graphics product:

                                  [ Diagram ]

     In the above diagram, the pixelfx chip is responsible for managing the frame buffer, while the texelfx chip accesses dedicated texture memory. The pixelfx chip performs triangle setup, Gouraud shading, texture, fogging, alpha-blending and Z-buffering. The pixelfx chip is also responsible for sending information to a low-cost external digital to analog converter ("DAC") for display on a computer monitor or television set. The texelfx chip is responsible for triangle setup of the texture coordinates, texture address calculations, perspective-correction of the texture coordinates, MIP Mapping calculations to properly select the appropriate texture map and texture lookup. Subsequent to texture lookup, the texelfx chip formats the incoming texture and decompresses the texture element if the texture map is stored in a proprietary compressed format and performs bilinear blending. Finally, the processed texel is sent to the pixelfx chip for final storage into the frame buffer.

     The performance benefits of having separate, dedicated frame buffer memory distinct from texture memory is dramatic. While traditional consumer-oriented 3D media processors have utilized a common pool of memory for both frame buffer and texture storage, the 3Dfx solution allows for Z-buffering and alpha-blending operations, performed in the frame buffer memory, to operate independently from texture map lookup, performed in the dedicated texture memory. The result is an architecture which maintains full performance when all of the advanced 3D rendering features are enabled.

     Due to the design's scaleability, multiple texelfx chips may be chained together to form a "texture streaming" architecture, where multiple texture maps may be accessed independently and blended together, a technique known as "texture compositing" with no degradation in quality. In addition, multiple complete pixelfx/texelfx subsystems may be chained together to double the raw rendering capability for the high performance solutions.

     To further reduce the solution cost of its products and to specifically address PC motherboard designs, the Company has commenced development of Banshee, which is designed to be a high performance, fully-featured single chip, 3D/2D media processor for the PC and coin-op arcade markets. In addition, the Company offers Glide, its proprietary API, as a development tool to enable the optimal performance and easy, low cost cross platform portability of software content developed for the Company's 3D media processor products.

     Research and development expenses were $2.9 million, $9.4 million and $12.4 million in 1995, 1996 and 1997, respectively.

MANUFACTURING

     The Company has adopted a "fabless" manufacturing strategy for its semiconductor products whereby the Company employs world class suppliers for all phases of the manufacturing process, including, manufacturing, assembly, testing, and packaging. This strategy leverages the expertise of its industry leading, ISO Certified, suppliers in such areas as fabrication, packaging, quality control and assurance, reliability, and testing, and allows the Company to avoid the significant costs and risks associated with owning and operating such operations. The Company's semiconductor and system products are manufactured by third party suppliers. These suppliers are responsible for procurement of raw materials used in the production of these products. The Company believes that raw materials required are readily available. As a result, the Company can focus its resources on product design, quality assurance, marketing and customer support.

     The Company's Voodoo Graphics and Voodoo Rush wafers are currently fabricated for the Company by TSMC, which is the largest independent foundry in the world. TSMC currently produces the semiconductor die for the Company using standard 0.5 micron Application Specific Integrated Circuit ("ASIC") Complimentary-symmetry Metal-Oxide Semiconductor ("CMOS") process technology. The Company expects that, commencing in early 1998, TSMC will move to a 0.35 micron ASIC, CMOS process technology in connection with production of Voodoo2. After the wafer production process is completed, the semiconductor die is shipped to ASE, which packages and tests the semiconductor die, tests the finished product, and ships the finished product to the Company or its customers. Both suppliers have their manufacturing operations located in Taiwan, R.O.C. The fabrication of semiconductors is a complex and precise process. Minute levels of contaminants in the manufacturing environment, defects in masks used to print circuits on a wafer, difficulties in the fabrication process or other factors can cause a substantial percentage of wafers to be rejected or a significant number of die on each wafer to be nonfunctional. Many of these problems are difficult to diagnose and time consuming or expensive to remedy. As a result, semiconductor companies often experience problems in achieving acceptable wafer manufacturing yields, which are represented by the number of good die as a proportion of the total number of die on any particular wafer. Once production yield for a particular product stabilizes, the Company pays an agreed price for wafers meeting certain acceptance criteria pursuant to a "good die" only pricing structure for that particular product. Until production yield for a particular product stabilizes, the Company must pay an agreed price for wafers regardless of yield. Accordingly, in this circumstance, the Company bears the risk of final yield of good die. Poor yields would materially adversely affect the Company's revenues, gross margin and results of operations. As the Company's relationships with TSMC and any additional manufacturing partners develop, yields could be adversely affected due to difficulties associated with adapting the Company's technology and product design to the proprietary process technology and design rules of each manufacturer. Because of the Company's potentially limited access to wafer fabrication capacity from its manufacturers, any decrease in manufacturing yields could result in an increase in the Company's per unit costs and force the Company to allocate its available product supply among its customers, thus potentially adversely impacting customer relationships as well as revenues and gross profit.

     Generally, the Company receives semiconductor products from its subcontractors, performs incoming quality assurance, packages the products, and ships them to its customers from its location in San Jose.

     All of the Company's commerce is performed through purchase orders without additional or supplementary agreements. Whereas there can be no assurance that the Company will be able to secure sufficient manufacturing capacity to meet product demand in the future, which could have material adverse effects on the Company's business, the Company believes that it has developed strong relationships with its suppliers, and has experienced no material manufacturing concerns to date. Although the Company is confident in its suppliers' abilities to fulfill product requirements, the Company has been in active contact with other semiconductor fabrication foundries in an effort to further diversify its supplier manufacturing base. The Company has held discussions with certain potential suppliers and, in some cases, has reviewed the technology and facilities of such suppliers. However, the Company has not yet selected a second source of supply. The Company does have a domestic second source for assembly. However, the capacity at this domestic second source for assembly is limited and is therefore not appropriate for full production.

     In the event of production difficulties, shortages or delays experienced by any one of its suppliers, the Company's business, financial condition, or results of operation may be adversely impacted. Furthermore, although quality assurance measures have been taken, there can be no guarantee against defects affecting the quality, performance or reliability of the Company's products. Any such defects could require costly product recalls or cessation of shipments, adversely affecting the Company's business, financial condition and results of operations, and resulting in a decline of revenues, increased costs (associated with return, repair, replacement and shrinkage associated with such defects), cancellations or reschedulings of customer orders and shipments. See "Risk Factor -- Dependence on Independent Manufacturers and Other Third Parties, Absence of Manufacturing Capacity; Manufacturing Risks."

COMPETITION

     The Company's strategy of targeting the electronic entertainment market across multiple and requires the Company to compete against different companies in several market segments, all of which are intensely competitive.

     PC Segment. The largest area of competition for the Company is in the PC market. Within the entertainment segment of this market, the Company competes primarily against companies that typically have operated in the PC 2D graphics market and that now offer 3D capability as an enhancement to their 2D solutions, such as ATI, Cirrus, Oak Technology, S3 and Trident. Many of these competitors have introduced 3D functionality on new iterations of existing graphics chips. The Company also competes with companies that have recently entered the market with an integrated 3D/2D solution, but which have not traditionally manufactured 2D solutions such as 3Dlabs, Chromatic, nVidia and Rendition. In addition, the Company competes with NEC/Videologic which has focused exclusively on developing a 3D solution for the 3D interactive electronic entertainment market.


     In addition to competition from companies in the entertainment segment of the PC market, the Company also faces potential competition from companies that have focused on the high-end of the 3D market and the production of 3D systems targeted for the professional market, such as 3Dlabs, Intergraph, Real 3D and SGI. While these companies produce high-performance 3D systems, they do so at a significantly higher price point than the Company and have historically focused on the professional and engineering market. These companies are developing lower cost versions of their 3D technology to bring workstation-like 3D graphics to mainstream applications, but the Company believes that these companies are not focused on interactive electronic entertainment applications. There can be no assurance that these companies will not enter the interactive electronics entertainment market. The Company believes that it would have a strong competitive position against such high-end competitors due to the favorable price/performance ratio of its Voodoo Graphics architecture and its proprietary Glide API. However, there can be no assurance that the Company would be able to compete successfully against them.

     Furthermore, a substantial number of companies including Intel have announced plans to release 3D graphics chips in 1998 that promise to provide low cost 3D functionality for PCs and workstations. The Company believes that Intel will introduce a single chip 2D/3D graphics accelerator in the near future. Intel has been very active in the graphics market, having previously invested in 3Dlabs and having recently signed a development agreement with 3Dlabs in late 1997 targeting the high end workstation market. In early 1998, Intel acquired CHIPS. To the extent that Intel's initiatives in the graphics sector are successful, it could materially adversely affect the Company's financial position and results of operations. The Company has had a relationship with Intel since November 1996, when, in conjunction with Intel's investment in the Company, 3Dfx and Intel entered into an agreement to license an early version of Glide, the Company's proprietary low level 3D API. Intel also has an option to license future versions of Glide on terms no less favorable than licenses of Glide to other third party graphics hardware manufacturers. Intel has not implemented Glide nor has it announced any intention to do so. However, because of Intel's significant market penetration, marketing power and financial resources, if Intel were to implement this early version of Glide as a standard development tool for current or future Intel 3D chipsets, it could substantially reduce or even eliminate any competitive advantages that the Company's products may have. Intel plans to sell all of its shares of Common Stock in connection with this offering. See "Principal and Selling Shareholders."

     Coin-op Arcade and Console Segments. The market for electronic arcade entertainment is comprised of a small number of companies, including Acclaim, Atari, Midway, Namco, Sega, Taito and Williams. The home game console segment is dominated by three companies, Nintendo, Sega and Sony. In each of the coin-op and home game console segments, the Company primarily faces competition from in-house divisions of the companies which currently comprise such markets. In July 1997, Sega terminated its agreement with the Company to develop a new home game console incorporating the Company's technology. As a result of the termination of the Company's contract with Sega and the related litigation, the Company currently does not participate in the home game console market.

     The Company expects competition to increase in the future from existing competitors and from new market entrants with products that may be less costly than the Company's 3D media processors accelerators or provide better performance or additional features not currently provided by the Company. The Company believes that the principal competitive factors for 3D graphics solutions are product performance measured in terms of both processing power and image quality, conformity to industry standard APIs, software support, access to customers and distribution channels, manufacturing capabilities and price. The Company believes that it competes most favorably with respect to product performance, both in processing power and image quality, support of and conformity to industry standard APIs and software expertise. In addition, the Company believes that it competes favorably on price at certain product performance levels. The Company faces a competitive disadvantage as a result of its small size, particularly with respect to the development of a broad retail distribution channel. The Company seeks to use strategic relationships to augment its capabilities, but there can be no assurance that the benefits of these relationships will be realized or be sufficient to overcome the entrenched positions of the Company's largest competitors as incumbent suppliers to the large PC OEMs. Regardless of the relative qualities of the Company's products, the market power, product breadth and customer relationships of its larger competitors, including Intel, can be expected to provide such competitors with substantial competitive advantages. The Company does not seek to compete on the basis of price alone.

     Many of the Company's current and potential competitors have substantially greater financial, technical, manufacturing, marketing, distribution and other resources, greater name recognition and market presence, longer operating histories, lower cost structures and larger customer bases than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. In addition, certain of the Company's principal competitors offer a single vendor solution, since they maintain their own semiconductor foundries and may therefore benefit from certain capacity, cost and technical advantages. The Company's ability to compete successfully in the rapidly evolving market for 3D media processors will depend upon certain factors, many of which are beyond the Company's control, including, but not limited to, success in designing and subcontracting the manufacture of new products, implementing new technologies, access to adequate sources of raw materials and foundry capacity, the price, quality and timing of new product introductions by the Company and its competitors, the emergence of new multimedia and PC standards, the widespread development of 3D applications by ISVs, the ability of the Company to protect its intellectual property, market acceptance of the Company's 3D solution and API, success of the competitors' products and industry and general economic conditions. There can be no assurance that the Company will be able to compete successfully in the emerging 3D graphics market. See "Risk Factors -- Competition."

PATENTS AND PROPRIETARY RIGHTS

     The Company relies primarily on a combination of patent, mask work protection, trademarks, copyrights, trade secret laws, employee and third-party nondisclosure agreements and licensing arrangements to protect its intellectual property. The Company has six patent applications pending in the United States Patent and Trademark Office. There can be no assurance that the Company's pending patent application or any future applications will be approved, that any issued patents will provide the Company with competitive advantages or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company's ability to do business. In addition, there can be no assurance that others will not independently develop substantially equivalent intellectual property or otherwise gain access to the Company's trade secrets or intellectual property, or disclose such intellectual property or trade secrets, or that the Company can meaningfully protect its intellectual property. A failure by the Company to meaningfully protect its intellectual property could have a material adverse effect on the Company's business, financial condition and results of operations.

     The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in significant and often protracted and expensive litigation. There is currently no pending intellectual property litigation against the Company. However, the Company may from time to time receive notice of claims that the Company has infringed patents or other intellectual property rights owned by others. The Company may seek licenses under such patents or other intellectual property rights. However, there can be no assurance that licenses will be offered or that the terms of any offered licenses will be acceptable to the Company. The failure to obtain a license from a third party for technology used by the Company could cause the Company to incur substantial liabilities and to suspend the manufacture of products. Furthermore, the Company may initiate claims or litigation against third parties for infringement of the Company's proprietary rights or to establish the validity of the Company's proprietary rights. Litigation by or against the Company could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation results in a favorable determination for the Company. In the event of an adverse result in any such litigation, the Company could be required to pay substantial damages, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses for the infringing technology. There can be no assurance that the Company would be successful in such development or that such licenses would be available on reasonable terms, or at all, and any such development or license could require expenditures by the Company of substantial time and other resources. Although patent disputes in the semiconductor industry have often been settled through cross-licensing arrangements, there can be no assurance that, in the event that any third party makes a successful claim against the Company or its customers, a cross-licensing arrangement could be reached. If a license is not made available to the Company on commercially reasonable terms, the Company's business, financial condition and results of operations could be materially adversely affected. See "Risk
Factors -- Risks Relating to Intellectual Property."

     In addition, in connection with the Company's litigation against Sega, the Company was granted a preliminary injunction enjoining Sega from using or providing to any other person or entity access to the Company's confidential information and trade secrets that were provided to them in connection with the Sega Agreement. Sega has been ordered by the court to return to the Company all of the Company's confidential documents and/or information now possessed by Sega. To date, Sega has not returned such proprietary information to the Company. There can be no assurance that Sega will comply with the court order or that Sega has not used and will not use the proprietary information to its competitive advantage.

     There can be no assurance that infringement claims by third parties or claims for indemnification by other customers or end users of the Company's products resulting from infringement claims will not be asserted in the future or that such assertions, if proven to be true, will not materially adversely affect the Company's business, financial condition and results of operations. Any limitations on the Company's ability to market its products, or delays and costs associated with redesigning its products or payments of license fees to third parties, or any failure by the Company to develop or license a substitute technology on commercially reasonable terms could have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

     As of December 31, 1997, the Company had 123 employees, 70 of whom were engaged in engineering, and 53 of whom were engaged in marketing, sales, operations and administrative positions. As of December 31, 1997, all of the Company's employees were located in the United States. No employee of the Company is covered by collective bargaining agreements, and the Company believes that its relationship with its employees is good.

     The Company's ability to operate successfully depends in significant part upon the continued service of certain key technical and managerial personnel, and its continuing ability to attract and retain additional highly qualified technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company can retain such personnel or that it can attract or retain other highly qualified technical and managerial personnel in the future, including key sales and marketing personnel. The loss of key personnel or the inability to hire and retain qualified personnel could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Risk Factors--Dependence Upon Key Personnel."

FACILITIES

     The Company leases approximately 77,805 square feet for its headquarters in one building in San Jose, California pursuant to a lease that expires in 2007, with an option to extend the lease for an additional five-year term. In addition, beginning in August 1998 the Company will lease approximately 52,000 square feet in a building adjacent to its San Jose headquarters building pursuant to a lease that expires in 2005, with an option to extend the lease for an additional three-year term. The Company also leases approximately 900 square feet in Dresher, Pennsylvania for its regional sales office. The Company believes that in general its facilities are adequate for its current needs and that additional space will be available as needed. The Company believes that these facilities will be adequate to meet its needs for the foreseeable future.

LEGAL PROCEEDINGS

     On July 22, 1997, Sega terminated the Sega Agreement. The Company filed a lawsuit in California in the Superior Court for the County of Santa Clara on August 29, 1997 and filed an amended complaint on October 8, 1997. The amended complaint names as defendants Sega and its U.S. subsidiary, Sega of America, Inc., NEC, and VideoLogic, and includes claims for breach of contract, interference with contract, misrepresentation, unfair competition, and threatened misappropriation of trade secrets. Discovery in the case is currently being conducted. As of the date of this Prospectus, although NEC and VideoLogic have answered the complaint, Sega has not responded to the Company's complaint by way of answer or counterclaim. The Company expects to incur significant legal expenses in connection with this litigation which will have an adverse effect on the Company's financial condition and results of operations. In addition, pursuing this litigation is likely to result in the diversion of management's attention from the day-to-day operations of the business. There can be no assurance that the litigation will be resolved in the Company's favor or that the litigation will be resolved quickly. Any prolonged litigation could have a material adverse effect on the Company's business, financial condition and results of operations. An adverse outcome of the litigation could have a material adverse effect on the Company's business, financial condition and results of operations.

     From time to time, the Company may be involved in additional litigation relating to claims arising out of its operations in the normal course of business. As of the date of this Prospectus, the Company is not engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on the Company's business, financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information concerning the Company's executive officers and directors as of the date of this Prospectus:


         NAME            AGE                             POSITION
-----------------------  ---    ----------------------------------------------------------
L. Gregory Ballard.....  44     President, Chief Executive Officer and Director
Gordon A.                53
  Campbell(1)..........         Chairman of the Board of Directors
Scott D. Sellers.......  29     Vice President, Research and Development and Director
Gary Tarolli...........  41     Vice President and Chief Scientist
Philip Carmack.........  35     Vice President, Hardware Engineering
Karl Chicca............  40     Vice President, Operations
Andy Keane.............  35     Vice President, Marketing
Darlene R. Kindler.....  45     Vice President, Customer Marketing
Janet Leising..........  40     Vice President, Software Engineering
Jordan G. Watters......  35     Vice President, Sales
David Zacarias.........  48     Chief Financial Officer and Vice President, Administration
George J. Still,         39
  Jr.(2)...............         Director
Anthony Sun(1).........  44     Director
Philip M. Young(1).....  57     Director
James Whims(2).........  43     Director


---------------

(1) Member of Audit Committee

(2) Member of Compensation Committee.

     L. Gregory Ballard has served as President, Chief Executive Officer and a director of the Company since December 1996. Prior to joining the Company, Mr. Ballard was President at Capcom Entertainment, Inc., a video game and multimedia entertainment company, from June 1995 through November 1996. Prior to that, Mr. Ballard served as Chief Operating Officer and Chief Financial Officer of Digital Pictures, Inc., a video game company, from May 1994 to June 1995. Mr. Ballard was President and Chief Executive Officer of Warner Custom Music Corporation, a multimedia marketing division of Time Warner, Inc., from October 1992 to May 1994, and he was President and Chief Operating Officer of Personics Corporation, a predecessor to Warner Music, from January 1991 to October 1992. Mr. Ballard also worked for Boston Consulting Group and as a practicing attorney in Washington, D.C. Mr. Ballard received his BA in Political Science from the University of Redlands and his JD from Harvard Law School.

     Gordon A. Campbell has served as the Chairman of the Board of Directors of the Company since August 1994 when he co-founded the Company. Mr. Campbell also served as President and Chief Executive Officer of the Company from January 1995 to December 1996. Prior to joining the Company, Mr. Campbell founded Techfarm, Inc., a venture capital investment firm, and has served as President since September 1993. In 1985, Mr. Campbell founded Chips and Technologies, Inc. ("CHIPS"), a semiconductor and related device company, and served as Chairman, Chief Executive Officer and President of CHIPS until July 1993. Mr. Campbell founded SEEQ Technology, Inc. ("SEEQ"), a semiconductor and related device company, in 1981. He served as President and Chief Executive Officer of SEEQ from 1981 to 1985. Mr. Campbell currently serves as a director of 3Com Corporation and Bell Microproducts, Inc. He is also a director of several private companies.

     Scott D. Sellers has served as Vice President, Research and Development of the Company since January 1995. He co-founded the Company in August 1994 and has served as a director of the Company since March 1995. Mr. Sellers was Principal Engineer at MediaVision Technology, Inc. ("MediaVision"), a multimedia computer products company, from June 1993 to June 1994. Prior to that, Mr. Sellers was a Microprocessor Engineer at Pellucid, Inc., a developer of chip and board products, from January 1993 to June 1993. Mr. Sellers was also a Member of the Technical Staff at SGI from October 1990 to January 1993. Mr. Sellers received a BSEE from Princeton University.

     Gary Tarolli has served as Vice President and Chief Scientist of the Company since January 1995. Prior to co-founding the Company in August 1994, Mr. Tarolli was an Engineering Fellow at MediaVision from 1993 to 1994. Before joining MediaVision, Mr. Tarolli was a self-employed consultant to the 3D graphics industry from 1992 to 1993. Mr. Tarolli was a Principal Scientist at SGI from 1983 to 1992. Prior to joining SGI, he was a Principal Engineer at Digital Equipment Corp. for four years. Mr. Tarolli received a BS in Mathematics from Rensselaer Polytechnic Institute and an MS in computer science from California Institute of Technology.

     Philip Carmack has served as Vice President, Hardware Engineering of the Company since June 1997 and Director of Hardware Engineering since December 1995. Prior to joining the Company, Mr. Carmack was the 3D Graphics Manager at 3DO Company, a 3D console graphics company, from August 1994 to November 1995. He was Systems Engineering Group Manager at Kubota Graphics Corporation, a 3D graphics systems company, from September 1991 to August 1994. Prior to that, Mr. Carmack was the Chief Architect and Technical Lead at Loral/ROLM Mil-Spec Computers, a defense company, from July 1989 to September 1991. Prior to joining Loral/ROLM, he was a Systems Design Engineer A at Amdahl Corporation, Computer Development Division for two years. Mr. Carmack received a BS in electrical Engineering from Brigham Young University and a MS in Electrical Engineering from Stanford University.


     Karl Chicca has served as Vice President, Operations of the Company since June 1996. Prior to joining the Company, Mr. Chicca was Vice President of Strategic Commodity Management of Maxtor Corporation, a disk drive company, from May 1995 to May 1996. He was Vice President, Materials at MiniStor Peripherals Corp. from March 1994 to April 1995. MiniStor filed a petition for relief under Chapter 11 of the Federal bankruptcy laws on April 14, 1995. From 1979 to March 1994, Mr. Chicca held various materials and manufacturing positions with International Business Machine Corporation ("IBM"), most recently as Manager of Worldwide Procurement of IBM's Storage Systems Division. Mr. Chicca received a BS in Business Administration from San Jose State University.



     Andy Keane has served as Vice President, Marketing of the Company since March 1996 and as Director, Product Marketing from March 1995 to March 1996. Prior to joining the Company, he was Marketing Manager of Microprocessor Marketing for MIPS Computer Systems, Inc., subsequently SGI, each of which is a computer system and workstation company, from 1990 to September 1994. Mr. Keane was a Design Engineer at Intel from 1986 to 1988. He received his BS in Physics from Rensselaer Polytechnic Institute and an MBA from the University of California at Berkeley.



     Darlene R. Kindler has served as Vice President, Customer Marketing since February 1998. From September 1996 to February 1998, Ms. Kindler was the Company's Director of Publisher and Developer Relations. Prior to joining the Company, Ms. Kindler served, from July 1996 to September 1996, as Vice President of Consumer Division, and from April 1994 to July 1996, as Director of Sales and Marketing for Data East, Inc., a licensee and publisher of Nintendo, Sony Playstation and Sega games, as well as a manufacturer and distributor of arcade games. From 1990 to April 1994, Ms. Kindler served as Director of Sales and Marketing for IREM America Corp., a Japanese company specializing in arcade games and Nintendo consumer products. Ms. Kindler was Manager of International Marketing at Nintendo of America, Inc., a manufacturer of home console video game machines, from 1984 to 1990. She holds a BS from Washington State University.


     Janet Leising has served as Vice President, Software Engineering of the Company since June 1997 and as Director of Software Engineering since August 1995. Prior to joining the Company, Ms. Leising was the Director of Software Engineering at Weitek Systems Inc., a multimedia semiconductor company, from November 1993 to July 1995. She was PC Graphics Manager and the X/PEX Manager at Kubota Graphics Computers Inc., a workstation company, from November 1991 to November 1993. Prior to that, Ms. Leising was the Section Manager at Data General, R.T.P., a workstation company, from June 1988 to November 1991. Ms. Leising received a BS in Computer Science from Utah State University.

     Jordan G. Watters has served as Vice president, Sales of the Company since January 1998. From May 1997 until January 1998, Mr. Watters was the Company's Director of Worldwide Sales. Prior to joining the Company, Mr. Watters served, from January 1996 to May 1997, as Vice President of Sales and Marketing and, from April 1995 to January 1996, as Director of Sales at VideoLogic, Inc., a manufacturer and distributor of PC multimedia products. From 1989 to April 1995, Mr. Watters served in a variety of sales and managerial positions, most recently as Business Unit Manager, at Conner Peripherals, Inc., a manufacturer of computer storage products. Mr. Watters has BS degrees in Engineering and Chemistry from California State University at Chico and a MS degree in Engineering from Stanford University.

     David Zacarias has served as Chief Financial Officer and Vice President, Administration of the Company since February 1998. Prior to joining the Company, Mr. Zacarias served as Chief Financial Officer, from February 1993 to January 1998 and as Chief Operating Officer from July 1995 to January 1998 of OPTi Inc., a fabless semiconductor company. Mr. Zacarias received his BS in Business and MBA from the University of California at Berkeley. Mr. Zacarias is a Certified Public Accountant.

     George J. Still, Jr. has served as a director of the Company since February 1996. Mr. Still is Vice President and Managing Partner of Norwest Venture Capital, Inc. ("Norwest"), a venture capital investment firm, where he has been employed since 1989. Prior to joining Norwest, Mr. Still was General Partner of The Centennial Funds, Ltd., a venture capital investment firm, from 1984 to 1989. He currently serves on the Board of Directors of PeopleSoft, Inc. Mr. Still is also a director of several private companies. Mr. Still has a BA from Pennsylvania State University and an MBA from the Amos Tuck School at Dartmouth College.

     Anthony Sun has served as a director of the Company since March 1995. Mr. Sun has been a General Partner at Venrock Associates, a venture capital investment firm, since 1979. He is currently director of Award Software International, Inc., Centura Software Corporation, Cognex Corporation, Conductus, Inc., Fractal Design Corporation, Inference Corporation, Komag, Inc. and Worldtalk Communications Corporation. He is also a director of several private companies. Mr. Sun received SBEE, SMEE and Engineering degrees from the Massachusetts Institute of Technology and an MBA from Harvard University.


     Philip M. Young has served as a director of the Company since March 1995. Mr. Young has been a general partner at U.S. Venture Partners, a venture capital firm, since April 1990. He was a managing director of Dillon, Read and Co., Inc., and general partner of Dillon Read's Concord Partners venture capital activity in Palo Alto from January 1986 to April 1990. He currently serves on the Boards of Directors of Vical, Inc., CardioThoracic Systems, Inc., FemRx, Inc., The Immune Response Corporation and Zoran Corporation. Mr. Young is also a director of several private companies. Mr. Young received a BME in nuclear engineering from Cornell University, an MS in Engineering Physics from George Washington University and an MBA from Harvard University.



     James Whims has served as a director of the Company since November 1996. Mr. Whims has been a Partner at Techfarm since December 1996. From November 1994 until March 1996, Mr. Whims was an Executive Vice President of Sony Computer Entertainment, a video game software development company. From 1990 until October 1994, Mr. Whims was Executive Vice President of the Computer Division of The Software Toolworks, Inc., a diversified software company. From 1985 to 1990, Mr. Whims served as Vice President of Sales of Worlds of Wonder, Inc., a toy products company which he co-founded. Mr. Whims currently serves on the Board of Directors of T-HQ, Inc. Mr. Whims received a BA from Northwestern University in Economics and Communications and an MBA in Finance and Marketing from the University of Arizona.


     The term of office for each director is one year. All directors are elected at the annual meeting of shareholders and hold office until the election and qualification of their successors at the next annual meeting of shareholders. Officers of the Company serve at the discretion of the Board of Directors and, therefore, the term of office for each officer is indefinite. There are no family relationships among any of the directors or executive officers of the Company.

DIRECTOR COMPENSATION

     Members of the Company's Board of Directors do not receive compensation for their services as directors. The Company's 1997 Director Option Plan provides that options shall be granted to non-employee directors of the Company pursuant to an automatic nondiscretionary grant mechanism. Pursuant to such automatic grant mechanism, on June 25, 1997, Gordon A. Campbell received an option to purchase 11,000 shares of the Company's Common Stock and each of George J. Still, Jr., Anthony Sun, Philip M. Young and James Whims received an option to purchase 6,000 shares of the Company's Common Stock at an exercise price of $11.00 per share.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee is responsible for determining salaries, incentives and other forms of compensation for directors, officers and other employees of the Company and administers various incentive compensation and benefit plans. The Compensation Committee consists of directors Still and Whims. See "Certain Transactions -- Transactions with Executive Officers and Directors."


     Mr. Whims provides consulting services to the Company for which the Company pays a fee of $5,000 per month. The Company made total payments to Mr. Whims in fiscal 1997 of $60,000. No such payments were made prior to fiscal 1997.


EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation awarded to, earned by, or paid for services rendered to the Company in all capacities during the years ended December 31, 1996 and 1997, for the Company's Chief Executive Officer and the Company's next five most highly compensated executive officers whose salary and bonus for 1997 fiscal year exceeded $100,000 (the "Named Executive Officers").
                           SUMMARY COMPENSATION TABLE


                                                                                            LONG-TERM
                                                                                           COMPENSATION
                                                            ANNUAL COMPENSATION           --------------
                                                    -----------------------------------     SECURITIES
                                           FISCAL                          OTHER ANNUAL     UNDERLYING
       NAME AND PRINCIPAL POSITION          YEAR    SALARY($)   BONUS($)   COMPENSATION   OPTIONS(#)(1)
       ---------------------------         ------   ---------   --------   ------------   --------------
L. Gregory Ballard(2)....................  1997     $210,167     $6,220           --          18,750
  President, Chief Executive Officer and   1996       11,538         --           --         350,000
     Director
Scott D. Sellers.........................  1997      149,079      4,665           --          68,750
  Vice President, Research and             1996      116,667      1,400           --          25,000
     Development and Director
Gary Tarolli.............................  1997      155,500      5,000           --          68,750
  Vice President and Chief Scientist       1996      130,000      1,400           --          25,000
Philip Carmack...........................  1997      147,619      4,665                       40,000
  Vice President, Hardware Engineering     1996      140,000         --           --          50,000
Karl Chicca(3)...........................  1997      147,171      5,000           --          18,750
  Vice President, Operations               1996       75,385         --      110,003          75,000
David Bowman(4)..........................  1997      134,226         --       84,000          18,750
  Vice President, Sales                    1996       96,923         --           --         100,000


---------------

(1) These shares are subject to exercise under stock options granted under the Company's 1995 Employee Stock Plan.

(2) Mr. Ballard joined the Company in December 1996.

(3) Mr. Chicca joined the Company in June 1996. Other annual compensation amount relates to relocation bonus.

(4) Other annual compensation amount relates to commissions paid. Mr. Bowman resigned as a Vice President in December 1997.

STOCK OPTION GRANTS

     The following table provides information relating to stock options awarded to each of the Named Executive Officers during the year ended December 31, 1997. All such options were awarded under the Company's 1995 Employee Stock Plan.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                      POTENTIAL REALIZABLE
                                                INDIVIDUAL GRANTS                       VALUE AT ASSUMED
                              ------------------------------------------------------     ANNUAL RATES OF
                              NUMBER OF      % OF TOTAL                                    STOCK PRICE
                              SECURITIES      OPTIONS                                   APPRECIATION FOR
                              UNDERLYING      GRANTED        EXERCISE                    OPTIONS TERM(1)
                               OPTIONS      TO EMPLOYEES     PRICE PER    EXPIRATION  ---------------------
            NAME              GRANTED(1)   IN FISCAL 1997   SHARE(2)(3)    DATE(4)     5%($)       10%($)
            ----              ----------   --------------   -----------   ----------  --------   ----------
L. Gregory Ballard..........    18,750           1%           $12.00         3/31/07  $141,501   $  358,592
Scott D. Sellers............    18,750           1             12.00         3/31/07   141,501      358,592
                                50,000           4             15.75        10/27/07   495,255    1,255,072
Gary Tarolli................    18,750           1             12.00         3/31/07   141,501      358,592
                                50,000           4             15.75        10/27/07   495,255    1,255,072
Philip Carmack..............    40,000           3             12.00         3/31/07   301,869      764,996
Karl Chicca.................    18,750           1             12.00         3/31/07   141,501      358,592
David Bowman................    18,750           1             12.00         3/31/07   141,501      358,592

---------------

(1) Potential gains are net of the exercise price but before taxes associated with the exercise. The 5% and 10% assumed annual rates of compounded stock appreciation based upon the exercise price per share are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises are dependent on the future financial performance of the Company, overall market conditions and the option holders' continued employment through the vesting period. This table does not take into account any appreciation in the fair market value of the Common Stock from the date of grant to the date of this Prospectus, other than the columns reflecting assumed rates of appreciation of 5% and 10%.

(2) Options were granted at an exercise price equal to the fair market value of the Company's Common Stock on the date of grant, as determined by the Board of Directors.

(3) Exercise price may be paid in cash, check, promissory note, delivery of already-owned shares of the Company's Common Stock subject to certain conditions, authorization to the Company to retain from the total number of shares for which the option is exercised that number of shares having a fair market value on the date of exercise equal to the exercise price for the total number of shares as to which the option is exercised, delivery of a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company the amount of sale or loan proceeds required to pay the exercise price, or any combination of the foregoing methods of payment or such other consideration or method of payment to the extent permitted under applicable law.

(4) Options become exercisable as to 25% of the option shares on the first anniversary of the date of grant and as to 1/48th of the option shares each month thereafter, with full vesting occurring on the fourth anniversary of the date of grant.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES


     The following table sets forth certain information regarding exercises of stock options during the year ended December 31, 1997 and stock options held as of December 31, 1997 by the Named Executive Officers.



                                                         NUMBER OF SECURITIES
                                                        UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                              OPTIONS AT              IN-THE-MONEY OPTIONS AT
                            SHARES                      DECEMBER 31, 1997(#)(1)       DECEMBER 31, 1997($)(2)
                          ACQUIRED ON      VALUE      ---------------------------   ---------------------------
          NAME            EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
          ----            -----------   -----------   -----------   -------------   -----------   -------------
L. Gregory Ballard......       850      $   16,553      86,650         281,250      $1,871,640     $5,866,875
Scott D. Sellers........        --              --       8,854          84,896         195,319        890,556
Gary Tarolli............        --              --       8,854          84,896         195,319        890,556
Philip Carmack..........        --              --      23,177          66,823         515,785      1,016,215
Karl Chicca.............    23,438          36,563       4,687          65,625         103,395      1,230,938
David Bowman............                                16,667          77,083         367,674      1,483,701


---------------

(1) Options granted under the Company's 1995 Employee Stock Plan may be exercised by the holder thereof prior to vesting with the shares purchased thereby subject to repurchase by the Company until fully vested. The table presents options as exercisable according to the vesting schedule of the option.

(2) Based upon the last sale price of the Common Stock on December 31, 1997, $22.50 per share, minus the exercise price.

STOCK PLANS

     1995 Stock Option Plan. The Company's 1995 Employee Stock Plan (the "1995 Plan") was adopted by the Board of Directors in May 1995 and approved by the shareholders in June 1995. A total of 2,675,000 shares of Common Stock has been reserved for issuance under the 1995 Plan. In addition, the Board of Directors has approved an increase of 1,700,000 shares to be reserved for issuance under the 1995 Plan subject to the approval of the shareholders at the 1998 Annual Meeting of Shareholders, currently scheduled for May 1998. The 1995 Plan, as amended, provides for grants of incentive stock options to employees (including officers and employee directors) and nonstatutory stock options to consultants of the Company. The purpose of the 1995 Plan is to attract and retain the best available personnel for positions of substantial responsibility and to provide additional incentive to employees and consultants to promote the success of the Company's business. The 1995 Plan is presently being administered by the Board of Directors, which determines the optionees and the terms of options granted, including the exercise price, number of shares subject to the option and the exercisability thereof.

     The term of options granted under the 1995 Plan is stated in the option agreement. However, the term of an incentive stock option may not exceed 10 years and, in the case of an option granted to an optionee who, at the time of grant, owns stock representing more than 10% of the Company's outstanding capital stock, the term of such option may not exceed five years. Options granted under the 1995 Plan vest and become exercisable as set forth in each option agreement. In general, no option may be transferred by the optionee other than by will or the laws of descent or distribution, and each option may be exercised, during the lifetime of the optionee, only by such optionee. An optionee whose relationship with the Company or any related corporation ceases for any reason (other than by death or total and permanent disability) may exercise options in the three-month period following such cessation, unless such options terminate or expire sooner (or for nonstatutory stock options, later), by their terms. The three-month period is extended to twelve months for terminations due to death or permanent total disability. In the event of a merger of the Company with or into another corporation, all outstanding options may either by assumed or an equivalent option may be substituted by the surviving entity or, if such options are not assumed or substituted, such options shall become exercisable as to all of the shares subject to the options, including shares as to which they would not otherwise be exercisable. In the event that options become exercisable in lieu of assumption or substitution, the Board of Directors shall notify optionees that all options shall be fully exercisable for a period of 15 days, after which such options shall terminate. The Board of Directors determines the exercise price of options granted under the 1995 Plan at the time of grant, provided that the exercise price of all incentive stock options must be at least equal to the fair market value of the shares on the date of grant unless the grant is pursuant to a merger or other corporate transaction. With respect to any participant who owns stock possessing more than 10% of the voting rights of the Company's outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date. The consideration for exercising any incentive stock option or any nonstatutory stock option may consist of cash, check, delivery of already-owned shares of the Company's Common Stock subject to certain conditions, authorization to the Company to retain from the total number of shares for which the option is exercised that number of shares having a fair market value on the date of exercise equal to the exercise price for the total number of shares as to which the option is exercised, delivery of a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company the amount of sale or loan proceeds required to pay the exercise price, or any combination of the foregoing methods of payment or such other consideration or method of payment to the extent permitted under applicable law. No incentive stock options may be granted to a participant, which, when aggregated with all other incentive stock options granted to such participant, would have an aggregate fair market value in excess of $100,000 becoming exercisable in any calendar year. No employee may be granted, in any fiscal year of the Company, options to purchase more than 150,000 shares (or 250,000 shares in the case of a new employee's initial employment with the Company). The 1995 Plan will terminate in May 2005, unless sooner terminated by the Board of Directors.

     As of December 31, 1997, 452,958 shares of Common Stock, net of repurchases, had been issued upon the exercise of options granted under the 1995 Plan, options to purchase 2,158,042 shares of Common Stock at a weighted average exercise price of $5.09 per share were outstanding and 64,000 shares remained available for future option grants under the 1995 Plan.


     1997 Supplementary Stock Option Plan. The Company's 1997 Supplementary Stock Plan (the "1997 Supplementary Plan") was adopted by the Board of Directors in October 1997 and amended in February 1998. As of December 31, 1997, a total of 500,000 shares of Common Stock were reserved for issuance under the 1997 Supplementary Plan. In February 1998, an additional 500,000 were reserved for issuance under the 1997 Supplementary Plan. The 1997 Plan, as amended, provides for grants of nonstatutory stock options to employees or consultants of the Company. The purpose of the 1997 Supplementary Plan is to attract and retain the best available personnel for positions of substantial responsibility and to provide additional incentive to employees and consultants to promote the success of the Company's business. The 1997 Supplementary Plan is presently being administered by the Board of Directors, which determines the optionees and the terms of options granted, including the exercise price, number of shares subject to the option and the exercisability thereof.



     The term of options granted under the 1997 Supplementary Plan is stated in the option agreement. Options granted under the 1997 Supplementary Plan vest and become exercisable as set forth in each option agreement. In general, no option may be transferred by the optionee other than by will or the laws of descent or distribution, and each option may be exercised, during the lifetime of the optionee, only by such optionee. An optionee whose relationship with the Company or any related corporation ceases for any reason (other than by death or total and permanent disability) may exercise options in the three-month period following such cessation, unless such options terminate or expire sooner. The three-month period is extended to twelve months for terminations due to death or permanent total disability. In the event of a merger of the Company with or into another corporation, all outstanding options may either by assumed or an equivalent option may be substituted by the surviving entity or, if such options are not assumed or substituted, such options shall become exercisable as to all of the shares subject to the options, including shares as to which they would not otherwise be exercisable. In the event that options become exercisable in lieu of assumption or substitution, the Board of Directors shall notify optionees that all options shall be fully exercisable for a period of 15 days, after which such options shall terminate. The consideration for exercising any nonstatutory stock option may consist of cash, check, promissory note, delivery of already-owned shares of the Company's Common Stock subject to certain conditions, authorization to the Company to retain from the total number of shares for which the option is exercised that number of shares having a fair market value on the date of exercise equal to the exercise price for the total number of shares as to which the option is exercised, reduction in amount of any Company liability, or any combination of the foregoing methods of payment or such other consideration or method of payment to the extent permitted under applicable law. The 1997 Supplementary Plan will terminate in October 2007, unless sooner terminated by the Board of Directors.



     As of December 31, 1997, under the 1997 Supplementary Plan, options to purchase 312,950 shares of Common Stock at a weighted average exercise price of $14.75 per share were outstanding and 187,050 shares remained available for future option grants under the 1997 Supplementary Plan.


     Employee Stock Purchase Plan. The Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in March 1997 and approved by the shareholders in April 1997. A total of 550,000 shares of Common Stock has been reserved for issuance under the Purchase Plan. The Board of Directors has approved an amendment to the Purchase Plan that would provide for an annual increase, commencing in 1999, in the number of shares reserved for issuance under the Purchase Plan equal to the lesser of 200,000 or 1% of the Company's outstanding capitalization. This amendment is subject to the approval of the shareholders at the 1998 Annual Meeting of Shareholders. If such amendment is approved, a maximum additional 1,600,000 shares would be reserved under the Purchase Plan and therefore the maximum number of shares which could be issued under the Purchase Plan over its term would be 2,150,000 shares. As of December 31, 1997, 34,742 shares had been purchased under the Purchase Plan. The Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, is administered by the Board of Directors or by a committee appointed by the Board. Employees (including officers and employee directors of the Company) are eligible to participate if they are customarily employed for at least 20 hours per week and for more than five months in any calendar year, provided that no Employee shall be granted an option (i) to the extent that immediately after the grant such Employee owns more than 5% of the voting power of outstanding capital stock of the Company or
(ii) to the extent such Employee's rights to purchase stock under all employee stock purchase plans of the Company accrues at a rate which exceeds $25,000 worth of stock for each calendar year in which such option is outstanding at any time. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 15% of an employee's compensation. The Purchase Plan will be implemented in a series of overlapping offering periods, each to be of approximately 24 months duration. The initial offering period under the Purchase Plan began on June 25, 1997 and subsequent offering periods will begin on the first trading day on or after May 1 and November 1 of each year. Each participant will be granted an option on the first day of the offering period and such option will be automatically exercised on the last date of each semi-annual period throughout the offering period. If the fair market value of the Common Stock on any purchase date is lower than such fair market value on the start date of that offering period, then all participants in that offering period will be automatically withdrawn from such offering period and re-enrolled in the immediately following offering period. The purchase price of the Common Stock under the Purchase Plan will be equal to 85% of the lesser of the fair market value per share of Common Stock on the start date of the offering period or on the date on which the option is exercised. Employees may end their participation in an offering period at any time during that period, and participation ends automatically on termination of employment with the Company. In the event of a proposed dissolution or liquidation of the Company, the offering periods then in progress shall terminate immediately prior to the consummation of the proposed dissolution or liquidation, unless otherwise provided by the Board. In the event of a proposed sale of all or substantially all of the Company's assets or the merger of the Company with or into another corporation, each outstanding option shall be assumed or an equivalent option substituted by the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, then the offering period in progress will be shortened by setting a new exercise date that is before the sale or merger and the offering period in progress shall end on the new exercise date. Each participant shall be notified at least ten business days prior to the new exercise date, and unless such participant ends his or her participation, the option will be exercised automatically on the new exercise date. The Purchase Plan will terminate in March 2007, unless sooner terminated by the Board of Directors.

     Director Option Plan. The Company's 1997 Director Option Plan (the "Director Plan") was adopted by the Board of Directors in March 1997 and approved by the shareholders of the Company in April 1997. A total of 150,000 shares of Common Stock has been reserved for issuance under the Director Plan. The option grants under the Director Plan are automatic and non-discretionary, and the exercise price of the options is 100% of the fair market value of the Common Stock on the grant date. The Director Plan also provides for an initial grant of options to purchase 12,500 shares of Common Stock to each new non-employee director of the Company who is neither affiliated with or nominated by a shareholder that owns one percent or more of the outstanding capital stock of the Company on the later of the effective date of the Director Plan or the date he or she first becomes a director. In addition, each non-employee director will automatically be granted an additional option to purchase 5,000 shares of Common Stock at the next meeting of the Board of Directors following the annual meeting of shareholders in each year beginning with the 1998 annual meeting of shareholders, if on such date, such director has served on the Board of Directors for at least six months; provided, however, if such director is elected as Chairman of the Board of Directors, such option grant shall be 10,000 shares. In addition to these grants, each director shall automatically be granted an option to purchase 1,000 shares at the next meeting of the Board of Directors following the annual meeting of shareholders in each year beginning with the 1997 annual meeting of shareholders, if such director serves on either the Audit Committee or Compensation Committee of the Board of Directors. If such Director serves on both such Committees, this grant shall be 2,000 shares. The term of such options is ten years, provided that such options shall terminate three months following the termination of the optionee's status as a director (or twelve months if the termination is due to death or disability). 12,500 share options granted to a director vest at a rate of 1/48th of the shares subject to the option per month following the date of grant. 5,000 or 10,000 share options granted to a director vest at a rate of 1/12th of the shares subject to the option per month following the date of grant. 1,000 share options granted to a director vest at a rate of 1/12th of the shares subject to the option per month following the date of grant. In the event of a merger of the Company with or into another corporation, all outstanding options may either be assumed or an equivalent option may be substituted by the surviving entity or, if such options are not assumed or substituted, such options shall become exercisable as to all of the shares subject to the options, including shares as to which they would not otherwise be exercisable. In the event that options become exercisable in lieu of assumption or substitution, the Board of Directors shall notify optionees that all options shall be fully exercisable for a period of 30 days, after which such options shall terminate. The Director Plan will terminate in March 2007, unless sooner terminated by the Board of Directors.

     As of December 31, 1997, no shares of Common Stock had been issued upon the exercise of options granted under the Director Plan, options to purchase 35,000 shares of Common Stock at a weighted average exercise price of $11.00 per share were outstanding and 115,000 shares remain available for future option grants under the Director Plan.

     401(k) Plan. Substantially all full-time employees of the Company participate in the 3Dfx Interactive 401(k) Plan (the "401(k) Plan"), a plan intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended. Employees may begin to participate in the 401(k) Plan the first of the month following their hire date provided they have reached the age of 18. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the lesser of 15% of eligible compensation or the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, additional matching contributions to the 401(k) Plan by the Company on behalf of the participants. Contributions by employees or by the Company to the 401(k) Plan, and income earned on plan contributions, are generally not taxable to employees until withdrawn, and contributions by the Company, if any, should be deductible by the Company when made. The trustee under the 401(k) Plan, at the direction of each participant, invests the assets of the 401(k) Plan in selected investment options.

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS


     Pursuant to letter agreements entered into with each of L. Gregory Ballard, David Bowman, Philip Carmack, Karl Chicca, Scott Sellers and Gary Tarolli, in the event there is a change of control of the Company and such executive is terminated other than for cause within one year following the effective date of such change of control, (i) in the case of Messrs. Ballard, Bowman, Carmack and Chicca, 25% (or, in the event that less than 25% of such executive's options remain unvested, all) of such executive's options will be accelerated and become fully vested and (ii) in the cases of Messrs. Sellers and Tarolli, 25% of the executive's stock subject to the Company's repurchase option under a restricted stock purchase agreement shall be released from such repurchase option (or all of such stock if less than 25% of the executive's stock remains subject to the Company's repurchase option). For purposes of these letter agreements a "change of control" means the (i) the sale of all or substantially all of the Company's assets, or (ii) a consolidation or merger of the Company with or into any other corporation (other than a wholly-owned subsidiary of the Company) or engagement in a transaction or series of transactions in which more than 50% of the voting power of the Company is disposed. Termination other than for cause includes constructive termination resulting from (i) the reduction of such employee's rate of compensation, (ii) the reduction of such employee's scope of engagement or (iii) the requirement that such employee provide services at a location more than 50 miles from the employee's office location as of the date of the letter agreement.


LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

     The Company has adopted provisions in its Articles of Incorporation that eliminate to the fullest extent permissible under California law the liability of its directors to the Company for monetary damages. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by California law, including in circumstances in which indemnification is otherwise discretionary under California law. The Company has entered into indemnification agreements with its officers and directors containing provisions which may require the Company, among other things, to indemnify the officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

     At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company in which indemnification would be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

PRIVATE PLACEMENT OF SECURITIES

     Between January 12 and May 18, 1995, the Company sold an aggregate of 1,646,253 shares of its Common Stock at prices ranging from $.025 to $.10 per share. Between March 13, 1995 and January 17, 1997 the Company sold the following shares of its Preferred Stock in private placement transactions:
2,750,992 shares of Series A Preferred Stock at a price of $2.00 per share; 2,650,003 shares of Series B Preferred Stock at a price of $4.40 per share and 1,620,864 shares of Series C Preferred Stock at a price of $7.50 per share. In addition, the Company issued warrants to purchase the following shares of Preferred Stock: 43,750 shares of Series A Preferred Stock at an exercise price of $2.00 per share; 115,919 shares of Series B Preferred Stock at an exercise price of $4.40 per share and 35,000 shares of Series C Preferred Stock at an exercise price of $7.50 per share.

     The purchasers of Common Stock and Preferred Stock described above included, among others, the following officers, directors and holders of more than five percent of the Company's voting securities:


                                                                       SHARES OF PREFERRED STOCK(1)
                                                            COMMON    ------------------------------
                                                             STOCK    SERIES A   SERIES B   SERIES C
                                                            -------   --------   --------   --------
OFFICERS
  Scott D. Sellers........................................  300,000        --         --         --
  Gary Tarolli............................................  300,000        --         --         --
  L. Gregory Ballard......................................       --        --         --      2,500
  David Bowman............................................       --        --         --      2,500
DIRECTORS
  Gordon A. Campbell......................................   90,875    44,808    231,532         --
ENTITIES AFFILIATED WITH DIRECTORS
  Venture capital funds affiliated with U.S. Venture
     Partners (Philip M. Young)...........................       --   975,000    340,900    133,334
  Venture capital funds affiliated with Venrock Associates
     (Anthony Sun)........................................       --   975,000    340,900    133,334
  Norwest Equity Partners V (George J. Still, Jr.)........                 --    795,500    133,334
  Techfarm, Inc. (Gordon A. Campbell).....................  462,500        --         --         --
OTHER 5% SHAREHOLDERS
  Chase Capital Partners..................................       --        --    738,637    133,334
  Intel Corporation.......................................       --        --         --    666,667


---------------

(1) The purchasers of these securities are entitled to registration rights. See "Description of Capital Stock -- Registration Rights."

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE OFFICERS

     Techfarm provides management services to the Company for which the Company pays a fee of $5,000 per month. Gordon Campbell, the Chairman of the Board of Directors of the Company, and James Whims, a director of the Company, are each officers of Techfarm. The Company made total payments to Techfarm for such management services during 1995, 1996 and 1997 of $45,000, $60,000, $60,000, respectively.

     The Company has an agreement with Quantum3D, a supplier of advanced graphics subsystems based on the Company's technology, pursuant to which the Company will supply graphic boards and components to Quantum3D. Gordon Campbell, Chairman of the Board of Directors of the Company, is a Director, significant investor in and shareholder of Quantum3D. Sales to Quantum3D during 1997 totaled $949,000. As of December 31, 1997, the Company has an outstanding trade receivable from Quantum3D of approximately $624,500.


     In connection with the termination of Gary Martin's employment with the Company, the Company and Mr. Martin, who was Chief Financial Officer and Vice President, Administration until January 31, 1998, entered into a Separation Agreement pursuant to which Mr. Martin will (i) remain a temporary employee through August 1, 2000 and (ii) continue to receive medical insurance through December 31, 1998. In addition, all options granted to Mr. Martin pursuant to the Stock Plans will continue to vest through August 1, 2000. As of January 1, 1998, Mr. Martin held vested options to purchase 83,810 shares of Common Stock and unvested option to purchase 57,240 shares of Common Stock. In the event of a Change of Control, the Company will (i) waive its right to repurchase any unvested shares of Common Stock owned by Mr. Martin and (ii) accelerate the vesting of all unvested stock options granted to Mr. Martin pursuant to the Stock Plans. For purposes of the separation agreement, a "Change of Control" occurs, subject to certain conditions and exceptions, upon (i) the acquisition, directly or indirectly, by any person (other than existing beneficial owners) of securities of the Company representing 50% or more of the total voting power represented by the Company's then outstanding voting securities; (ii) the merger or consolidation of the Company with another corporation in which the voting securities of the Company outstanding immediately prior to such merger or consolidation ceased to represent at least 50% of the voting power represented by the voting securities of the Company thereafter; or (iii) the liquidation of the Company or the sale or disposition of all or substantially all of the Company's assets.


     The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions, including loans, between the Company and its officers, directors, principal shareholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors, and will continue to be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of February 6, 1998 and as adjusted to reflect the sale of the 2,900,000 shares of Common Stock offered hereby: (i) by each person or entity who is known by the Company to own beneficially more than 5% of the Common Stock; (ii) by each director of the Company, (iii) by the Named Executive Officers, (iv) by all directors and executive officers of the Company as a group and (v) the Selling Shareholders. Except as otherwise noted, the shareholders named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to applicable community property laws.


                                                SHARES BENEFICIALLY              SHARES BENEFICIALLY
                                                  OWNED PRIOR TO                     OWNED AFTER
                                                    OFFERING(1)        SHARES        OFFERING(1)
                                                -------------------     BEING    -------------------
               BENEFICIAL OWNER                  NUMBER     PERCENT    OFFERED    NUMBER     PERCENT
               ----------------                 ---------   -------    -------   ---------   -------
Entities affiliated with U.S. Venture
  Partners(2).................................    855,544     6.7%          --     855,544     5.8%
2180 Sand Hill Road, Suite 300
Menlo Park, CA 94025
Entities affiliated with Venrock
  Associates(3)...............................    928,295     7.3           --     928,295     6.3
755 Page Mill Road, A-230
Palo Alto, CA 94304
Norwest Equity Partners V(4)..................    344,590     2.7           --     344,590     2.3
245 Lytton Avenue, Suite 250
Palo Alto, CA 94301-1426
Entities affiliated with Chase Venture Capital
  Associates(5)...............................    926,971     7.3      200,000     726,971     4.9
380 Madison Avenue, 12th Flr.
New York, NY 10017
Entities affiliated with Techfarm, Inc.(6)....    809,382     6.3           --     809,382     5.5
111 West Evelyn Avenue, #101
Sunnyvale, CA 94086
Intel Corporation.............................    666,667     5.3      666,667          --     0.0
SC-4-210
2200 Mission College Blvd.
Santa Clara, CA 95052-8119
Anthony Sun(3)................................    928,295     7.3           --     928,295     6.3
Philip M. Young(2)............................    855,544     6.7           --     855,544     5.8
George J. Still, Jr.(4).......................    344,590     2.7           --     344,590     2.3
Gordon A. Campbell(6).........................    809,382     6.3           --     809,382     5.5
L. Gregory Ballard(7).........................    119,167     1.0        5,000     114,167       *
James Whims(8)................................     21,166       *           --      21,166       *
Scott D. Sellers(9)...........................    295,417     2.3           --     295,417     2.0
Gary Tarolli(10)..............................    280,907     2.2           --     280,907     1.9
Karl Chicca(11)...............................     57,813       *           --      57,813       *
Philip Carmack(12)............................     27,649       *           --      27,649       *
David Bowman(13)..............................     27,501       *           --      27,501       *
All executive officers and directors as a
  group (15 persons)(14)......................  3,833,238    29.3        5,000   3,828,238    25.4


---------------

  * Less than 1%.

 (1) Applicable percentage ownership is based on 12,707,215 shares of Common Stock outstanding as of February 6, 1998, and 14,707,215 shares of Common Stock outstanding after completion of this offering, in each case together with applicable options for such shareholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, based on factors including voting and investment power with respect to shares, subject to the applicable community property laws. Shares of Common Stock subject to options or warrants currently exercisable, or exercisable within 60 days after

     February 6, 1998, are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person.

 (2) Includes 89,170 shares held by Second Ventures, II, L.P., 43,477 shares held by USVP Entrepreneur Partners II, L.P., 734,586 shares held by U.S. Venture Partners IV, L.P., 1,809 shares held by Mr. Young and 4,500 shares issuable upon exercise of stock options exercisable within 60 days of February 6, 1998 held by Mr. Young. Mr. Young, a director of the Company, is a general partner of each of these limited partnerships. Mr. Young disclaims beneficial ownership of the shares held by the limited partnerships except to the extent of his proportionate partnership interest therein. In addition to Mr. Young, the general partners of each of Second Ventures, II, L.P., USVP Entrepreneur Partners II, L.P. and U.S. Venture Partners IV, L.P. are William K. Bowes, Jr., Irwin Federman, Steven M. Krausz and Dale J. Vogel.

 (3) Includes 600,584 shares held by Venrock Associates, L.P., 301,061 shares held by Venrock Associates II, L.P., 22,150 shares held by the Anthony Sun Family Trust as to which Mr. Sun claims beneficial ownership and 4,500 shares issuable upon exercise of stock options exercisable within 60 days of February 6, 1998 held by Mr. Sun. Mr. Sun, a director of the Company, is a general partner of each of these limited partnerships. Mr. Sun disclaims beneficial ownership of the shares held by the limited partnerships except to the extent of his proportionate partnership interest therein. In addition to Mr. Sun, the general partners of each of Venrock Associates, L.P. and Venrock Associates II, L.P. are Patrick F. Latterell, Peter O. Crisp, Ted H. McCourtney, Anthony B. Evnin, Ph.D., Kimberley A. Rummelsburg, David R. Hathaway, Ray A. Rothrock and Mark Bailey.

 (4) Includes 328,834 shares held by Norwest Equity Partners V, L.P., 4,981 shares held by Mr. Still, 6,275 shares held by Still Family Partners as to which Mr. Still claims beneficial ownership and 4,500 shares issuable upon exercise of stock options exercisable within 60 days of February 6, 1998 held by Mr. Still. Mr. Still, a director of the Company, is a managing general partner of Itasca Partners V, L.L.P., the general partner of Norwest Equity Partners V, L.P. Mr. Still disclaims beneficial ownership of the shares held by Norwest Equity Partners V, L.P. except to the extent of his proportionate partnership interest therein. In addition to Mr. Still, the managing general partners of Itasca Partners V, L.L.P. Norwest Equity Partners V, L.P. are Daniel J. Haggerty and John E. Lindahl.


 (5) Based on a Form 13G filed with the Securities and Exchange Commission on February 17, 1998, Chase Venture Capital Associates, L.P. ("CVCA") owns 926,971 shares. The general partner of CVCA is Chase Capital Partners, the general partners of which are John R. Baron, Mitchell J. Blutt, M.D., Arnold L. Chavkin, Michael R. Hannon, Donald J. Hofmann, Stephen P. Murray, John M.B. O'Connor, Brian J. Richmand, Shahan D. Soghikian, Jeffrey C. Walker, Damion E. Wicker, M.D., Chase Capital Corporation, CCP Principals L.P. and CCP European Principals, L.P.



 (6) Includes 77,084 shares held by Techfarm, L.P., 10,834 shares held by Techfarm II, L.P., 3,854 held by Techfarm Management Inc. (dba Techfarm, Inc.), 659,360 shares held by Gordon A. Campbell and 58,250 shares issuable upon exercise of stock options exercisable within 60 days of February 6, 1998 held by Gordon A. Campbell. Mr. Campbell is President of Techfarm, Inc., the general partner of Techfarm, L.P. and Techfarm II, L.P. Techfarm, Inc., Techfarm, L.P. and Techfarm II, L.P. disclaim beneficial ownership of the shares held by Mr. Campbell, and Mr. Campbell disclaims beneficial ownership of the shares held by Techfarm, L.P. and Techfarm, II, L.P.


 (7) Includes 116,667 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of February 6, 1998 held by Mr. Ballard.

 (8) Includes 21,166 shares issuable upon exercise of stock options exercisable within 60 days of February 6, 1998 held by Mr. Whims.

 (9) Includes 10,417 shares issuable upon exercise of stock options exercisable within 60 days of February 6, 1998 held by Mr. Sellers.


(10) Includes 28,750 shares held by the Tarolli Grantor Retained Annuity Trust as to which Mr. Tarolli claims voting and investment control, 10,417 shares issuable upon exercise of stock options exercisable within 60 days of February 6, 1998 held by Mr. Tarolli and 30,000 shares held by Mr. Tarolli's wife. Mr. Tarolli disclaims beneficial ownership of the shares held by his wife.


(11) Includes 34,375 shares issuable upon exercise of stock options exercisable within 60 days of February 6, 1998 held by Mr. Chicca.

(12) Includes 27,344 shares issuable upon exercise of stock options exercisable within 60 days of February 6, 1998 held by Mr. Carmack.

(13) Includes 25,001 shares issuable upon exercise of stock options exercisable within 60 days of February 6, 1998 held by Mr. Bowman.

(14) Includes 374,168 shares issuable upon exercise of stock options exercisable within 60 days of February 6, 1998 held by all executive officers and directors as a group.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company is authorized to issue 50,000,000 shares of Common Stock, no par value, and 5,000,000 shares of undesignated Preferred Stock, no par value.

COMMON STOCK

     As of December 31, 1997, there were 12,566,630 shares of Common Stock outstanding held of record by approximately 248 shareholders. As of December 31, 1997, options to purchase an aggregate of 2,505,984 shares of Common Stock were also outstanding. See "Management -- Stock Plans".

     The holders of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders and have cumulative voting rights with respect to the election of directors. Subject to the prior rights of holders of Preferred Stock, if any, the holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. Upon liquidation or dissolution of the Company, the remainder of the assets of the Company will be distributed ratably among the holders of Common Stock after payment of liabilities and the liquidation preferences of any outstanding shares of Preferred Stock. The Common Stock has no preemptive or other subscription rights and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding shares of Common Stock are, and the shares to be sold in this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     The Company is authorized to issue 5,000,000 shares of undesignated Preferred Stock. The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by the Company's shareholders. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the market price of, and the voting and other rights of, the holders of Common Stock. The Company has no current plans to issue any shares of Preferred Stock.

WARRANTS

     At December 31, 1997 there were outstanding warrants to purchase 43,750 shares, 19,886 shares, 5,000 shares and 25,000 shares of Common Stock at exercise prices of $2.00, $4.40, $7.50 and $13.875 per share, respectively. Such warrants contain "net exercise" provisions that enable the warrantholders to exercise a portion of their warrant without paying the exercise price. To the extent the warrantholders choose to "net exercise" their warrants, the Company will not receive the proceeds from the exercise of such warrants. The warrant to purchase 43,750 shares expires on March 31, 2002, the warrant to purchase 19,886 shares expires on January 1, 2003, the warrant to purchase 5,000 shares expires on December 31, 2001 and the warrant to purchase 25,000 shares expires on December 3, 2002.

REGISTRATION RIGHTS

     The holders of approximately 3,106,181 shares of Common Stock and their permitted transferees (the "Holders") are entitled to certain rights with respect to the registration of such shares ("Registrable Securities") under the Securities Act. Under the terms of an agreement between the Company and the Holders, the holders of at least 40% of the Registrable Securities may require, on two occasions after 180 days from the effective date of this offering, that the Company use its best efforts to register the Registrable Securities for public resale. In addition, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising registration rights, the Holders are entitled to notice of such registration and are entitled to include shares of such Common Stock therein. The holders of Registrable Securities may also require the Company on no more than two occasions to register all or a portion of their Registrable Securities on Form S-3 under the Securities Act when use of such form becomes available to the Company. All such registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares to be included in such registration. In addition, the Company need not effect a registration within six months following a previous registration, or within six months following any offering of securities for the account of the Company made subsequent to this offering, or after such time as all Holders may sell under Rule 144 in a three month period all shares of Common Stock to which such registration rights apply.

TRANSFER AGENT

     The transfer agent for the Common Stock is BankBoston, N.A. Its telephone number is (781) 575-3120.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the offering, the Company will have 14,566,630 shares of Common Stock outstanding, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options. Of these shares, the 2,900,000 shares of Common Stock sold in the offering and the 3,450,000 shares sold in the Company's initial public offering will be freely transferable without restriction under the Securities Act unless they are held by "affiliates" of the Company as that term is used under the Securities Act and the regulations promulgated thereunder. The remaining approximately 8,816,630 shares of Common Stock (the "Restricted Shares") held by officers, directors, employees, consultants and other shareholders of the Company were sold by the Company in reliance on exemptions from the registration requirements of the Securities Act and are "restricted" securities within the meaning of Rule 144 under the Securities Act. Of this number, 4,564,551 shares are freely tradeable without restriction. An additional 87,510 shares will become eligible for sale beginning on June 30, 1998 under Rule 144. An additional 3,564,569 shares that are subject to lock-up agreements (as described below under "Underwriting") will become eligible for sale beginning on the open of market on the third trading day following the date of public disclosure of the Company's financial results for the three months ended March 31, 1998 upon expiration of such agreements and subject to compliance with the provisions of Rules 144(k), 144 and 701.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year (including the holding period of any prior owner except an affiliate of the Company) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of Common Stock then outstanding (which will equal approximately 146,000 shares immediately after this offering); or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an Affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an Affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisors prior to the date the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options (including exercises after the date of this Prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, may be sold by persons other than Affiliates subject only to the manner of sale provisions of Rule 144 and by Affiliates under Rule 144 without compliance with its one-year minimum holding period requirements.

     In October 1997, the Company filed a Registration Statement on Form S-8 registering 3,499,768 shares of Common Stock subject to outstanding options or reserved for future issuance under its stock plans. As of December 31, 1997, options to purchase a total 2,505,992 shares were outstanding and 1,381,308 shares were reserved for future issuance under the Company's stock plans. Common Stock issued upon exercise of outstanding vested options or issued pursuant to the Purchase Plan, other than Common Stock issued to affiliates of the Company, are available for immediate resale in the open market.

     No predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the market price of the Common Stock. Nevertheless, sales of a substantial amount of such shares by existing shareholders or by shareholders purchasing in the offering could have a negative impact on the market price of the Common Stock.

                                  UNDERWRITING

     The Underwriters named below, acting through their representatives, BancAmerica Robertson Stephens, NationsBanc Montgomery Securities LLC and UBS Securities LLC (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth opposite their names below. The Underwriters are committed to purchase and pay for all such shares, if any are purchased.

                                                                NUMBER
                        UNDERWRITER                            OF SHARES
                        -----------                           -----------
BancAmerica Robertson Stephens..............................
NationsBanc Montgomery Securities LLC.......................
UBS Securities LLC..........................................

                                                              -----------
          Total.............................................    2,900,000
                                                              ===========

     The Representatives have advised the Company and the Selling Shareholders that they propose to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession of not more than $     per share, of
which $     may be reallowed to other dealers. After the completion of the
Offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall affect the amount of proceeds to be received by the Company and the Selling Shareholders as set forth on the cover page of this Prospectus.

     The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 435,000 additional shares of Common Stock at the same price per share as the Company will receive for the 2,000,000 shares that the Underwriters have agreed to purchase from the Company. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 2,900,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 2,900,000 shares are being sold.

     The Underwriting Agreement contains covenants of indemnity among the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement.

     Each executive officer and director and certain shareholders of the Company have agreed with the Representatives not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of Common Stock, any options or warrants to purchase any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock owned as of the date of this Prospectus or thereafter acquired directly by such holders or with respect to which they have or hereinafter acquire the power of disposition until the open of market on the third trading day following the date of public disclosure of the Company's financial results for the three months ended March 31, 1998 (the "Lock-Up Period"), without the prior written consent of BancAmerica Robertson Stephens. However, BancAmerica Robertson Stephens may, in its sole discretion at any time or from time to time, without notice, release all or any portion of the securities subject to the lock-up agreements. Approximately 3,564,569 of such shares will be eligible for immediate public sale following expiration of the Lock-Up Period, subject to the provisions of Rule 144. In addition, the Company has agreed that during the Lock-Up Period, it will not, without the prior written consent of BancAmerica Robertson Stephens issue, sell, contract to sell or otherwise dispose of any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock other than the issuance of Common Stock upon the exercise of outstanding options and under the existing employee stock purchase plan and the Company's issuance of options under existing stock option plans. See "Shares Eligible For Future Sale." In addition, the Underwriters have agreed, upon completion of the offering, to rebate to a certain Selling Shareholder a portion of the underwriting discount and commission associated with the sale of its shares of Common Stock to the Underwriters.


     The Representatives have advised the Company that, pursuant to rules promulgated by the Commission, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the offering of the Common Stock originally sold by such Underwriter or syndicate member is repurchased by the representatives in syndicate covering transactions, in stabilizing transactions or otherwise. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     In connection with this offering, certain Underwriters and selling group members (if any) who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during the business day prior to the pricing of the offering before the commencement of offers or sales of the Common Stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, Palo Alto, California.

                                    EXPERTS

     The financial statements of the Company as of December 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1997, included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete. In each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference. Copies of the Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., or obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a world wide web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also makes electronic filings publicly available on the Internet within 24 hours of acceptance. The Commission's Internet address is http://www.sec.gov. The Commission web site also contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports, proxy and information statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                             3DFX INTERACTIVE, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................   F-2
Balance Sheets as of December 31, 1996 and 1997.............   F-3
Statements of Operations for the years ended December 31,
  1995, 1996 and 1997.......................................   F-4
Statements of Shareholders' Equity for the years ended
  December 31, 1995, 1996 and 1997..........................   F-5
Statements of Cash Flows for the years ended December 31,
  1995, 1996 and 1997.......................................   F-6
Notes to Financial Statements...............................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
  3Dfx Interactive, Inc.

     In our opinion, the accompanying balance sheets and the related statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of 3Dfx Interactive, Inc., at December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

January 27, 1998, except as to the fifteenth


paragraph of Note 1 which is as of March 3, 1998

                             3DFX INTERACTIVE, INC.

                                 BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
Current Assets:
  Cash and cash equivalents.................................  $  5,291    $ 28,937
  Short-term investments....................................        --       5,984
  Accounts receivable less allowance for doubtful accounts
     of $78 and $308........................................     1,393      13,387
  Inventory.................................................     4,960       3,845
  Other current assets......................................       321       2,400
                                                              --------    --------
          Total current assets..............................    11,965      54,553
Property and equipment, net.................................     3,482       6,816
Other assets................................................       134         548
                                                              --------    --------
                                                              $ 15,581    $ 61,917
                                                              ========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Line of credit............................................  $  1,076    $    777
  Accounts payable..........................................     2,236      12,573
  Accrued liabilities.......................................     1,415       2,969
  Current portion of capitalized lease obligations..........       601         778
                                                              --------    --------
          Total current liabilities.........................     5,328      17,097
                                                              --------    --------
Capitalized lease obligations, less current portion.........       632         546
                                                              --------    --------
Commitments (Note 8)
Shareholders' Equity:
  Preferred Stock, no par value, 7,269,018 and 5,000,000
     shares authorized; 6,951,692 and none issued and
     outstanding............................................    28,701          --
  Common Stock, no par value, 25,033,000 and 50,000,000
     shares authorized; 1,890,013 and 12,566,630 shares
     issued and outstanding.................................     1,626      66,717
  Warrants..................................................       353         242
  Notes receivable..........................................       (19)         --
  Deferred compensation.....................................    (1,250)     (1,181)
  Accumulated deficit.......................................   (19,790)    (21,504)
                                                              --------    --------
          Total shareholders' equity........................     9,621      44,274
                                                              --------    --------
                                                              $ 15,581    $ 61,917
                                                              ========    ========

   The accompanying notes are an integral part of these financial statements.

                             3DFX INTERACTIVE, INC.

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                               1995        1996        1997
                                                              -------    --------    --------
Revenues....................................................       --    $  6,390    $ 44,069
Cost of revenues............................................       --       5,123      22,611
                                                              -------    --------    --------
Gross profit................................................       --       1,267      21,458
                                                              -------    --------    --------
Operating expenses:
  Research and development..................................    2,940       9,435      12,412
  Selling, general and administrative.......................    2,166       6,642      11,390
                                                              -------    --------    --------
          Total operating expenses..........................    5,106      16,077      23,802
                                                              -------    --------    --------
Loss from operations........................................   (5,106)    (14,810)     (2,344)
Interest and other income, net..............................       67          59         630
                                                              -------    --------    --------
Net loss....................................................  $(5,039)   $(14,751)   $ (1,714)
                                                              =======    ========    ========
Net loss per share
  Basic.....................................................  $ (0.82)   $  (1.74)   $  (0.16)
                                                                         ========    ========
  Diluted...................................................  $ (0.82)   $  (1.74)   $  (0.16)
                                                                         ========    ========
Shares used in net loss per share calculations (Note 1)
  Basic.....................................................    6,173       8,467      10,767
                                                                         --------    --------
  Diluted...................................................    6,173       8,467      10,767
                                                                         --------    --------


   The accompanying notes are an integral part of these financial statements.

                             3DFX INTERACTIVE, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                             CONVERTIBLE
                                           PREFERRED STOCK          COMMON STOCK
                                         --------------------   --------------------                NOTES        DEFERRED
                                           SHARES     AMOUNT      SHARES     AMOUNT    WARRANTS   RECEIVABLE   COMPENSATION
                                         ----------   -------   ----------   -------   --------   ----------   ------------
Issuance of Common Stock to founders,
  investors and employees at $0.025 per
  share................................          --   $    --    1,364,000   $    34    $  --        $(19)       $    --
Issuance of Common Stock to founders,
  investors and employees at $0.075 per
  share................................          --        --       73,000         6       --          (6)            --
Issuance of Common Stock to founders,
  investors and employees at $0.10 per
  share................................          --        --      209,250        21       --         (21)            --
Issuance of Series A Convertible
  Preferred Stock in March 1995 at
  $2.00 per share, net of issuance
  cost.................................   2,750,992     5,474           --        --       --          --             --
Common Stock options exercised.........          --        --      125,000        25       --          --             --
Forgiveness of notes receivable from
  shareholders.........................          --        --           --        --       --          21             --
Deferred compensation..................          --        --           --       224       --          --           (224)
Amortization of deferred
  compensation.........................          --        --           --        --       --          --             56
Net loss...............................          --        --           --        --       --          --             --
                                         ----------   -------   ----------   -------    -----        ----        -------
Balance at December 31, 1995...........   2,750,992     5,474    1,771,250       310       --         (25)          (168)
Issuance of Series B Convertible
  Preferred Stock in March 1996 at
  $4.40 per share, net of issuance
  cost.................................   2,650,003    11,634           --        --       --          --             --
Issuance of Series C Convertible
  Preferred Stock in November 1996 at
  $7.50 per share, net of issuance
  cost.................................   1,550,697    11,593           --        --       --          --             --
Common Stock options exercised.........          --        --      185,209        42       --          --             --
Forgiveness of notes receivable from
  shareholders.........................          --        --           --        --       --           6             --
Repurchased Common Stock...............          --        --      (66,446)       (4)      --          --             --
Issuance of Series B and C Convertible
  Preferred Stock warrants.............          --        --           --        --      353          --             --
Deferred compensation..................          --        --           --     1,278       --          --         (1,278)
Amortization of deferred
  compensation.........................          --        --           --        --       --          --            196
Net loss...............................          --        --           --        --       --          --             --
                                         ----------   -------   ----------   -------    -----        ----        -------
Balance at December 31, 1996...........   6,951,692    28,701    1,890,013     1,626      353         (19)        (1,250)
Issuance of Series C Convertible
  Preferred Stock in January 1997 at
  $7.50 per share, net of Issuance
  cost.................................      70,167       521           --        --       --          --             --
Conversion of Preferred Stock to Common
  Stock................................  (7,021,859)  (29,222)   7,021,859    29,222       --          --             --
Issuance of common stock in connection
  with initial public offering, less
  issuance costs.......................          --        --    3,450,000    34,336       --          --             --
Issuance of common stock under stock
  option and purchase plans............          --        --      214,757       413       --          --             --
Common Stock repurchased...............          --        --     (104,246)       (9)      --          --             --
Exercise of warrants to purchase Common
  Stock................................          --        --       94,247       714     (329)         --             --
Issuance of warrant to purchase Common
  Stock................................          --        --           --        --      218          --             --
Repayment of notes receivable from
  shareholders.........................          --        --           --        --       --          19             --
Deferred compensation..................          --        --           --       415       --          --           (415)
Amortization of deferred
  compensation.........................          --        --           --        --       --          --            484
Net loss...............................          --        --           --        --       --          --             --
                                         ----------   -------   ----------   -------    -----        ----        -------
Balance at December 31, 1997...........          --   $    --   12,566,630   $66,717    $ 242        $ --        $(1,181)
                                         ==========   =======   ==========   =======    =====        ====        =======


                                         ACCUMULATED
                                           DEFICIT      TOTAL
                                         -----------   --------
Issuance of Common Stock to founders,
  investors and employees at $0.025 per
  share................................   $     --     $     15
Issuance of Common Stock to founders,
  investors and employees at $0.075 per
  share................................         --           --
Issuance of Common Stock to founders,
  investors and employees at $0.10 per
  share................................         --           --
Issuance of Series A Convertible
  Preferred Stock in March 1995 at
  $2.00 per share, net of issuance
  cost.................................         --        5,474
Common Stock options exercised.........         --           25
Forgiveness of notes receivable from
  shareholders.........................         --           21
Deferred compensation..................         --           --
Amortization of deferred
  compensation.........................         --           56
Net loss...............................     (5,039)      (5,039)
                                          --------     --------
Balance at December 31, 1995...........     (5,039)         552
Issuance of Series B Convertible
  Preferred Stock in March 1996 at
  $4.40 per share, net of issuance
  cost.................................         --       11,634
Issuance of Series C Convertible
  Preferred Stock in November 1996 at
  $7.50 per share, net of issuance
  cost.................................         --       11,593
Common Stock options exercised.........         --           42
Forgiveness of notes receivable from
  shareholders.........................         --            6
Repurchased Common Stock...............         --           (4)
Issuance of Series B and C Convertible
  Preferred Stock warrants.............         --          353
Deferred compensation..................         --           --
Amortization of deferred
  compensation.........................         --          196
Net loss...............................    (14,751)     (14,751)
                                          --------     --------
Balance at December 31, 1996...........    (19,790)       9,621
Issuance of Series C Convertible
  Preferred Stock in January 1997 at
  $7.50 per share, net of Issuance
  cost.................................         --          521
Conversion of Preferred Stock to Common
  Stock................................         --           --
Issuance of common stock in connection
  with initial public offering, less
  issuance costs.......................         --       34,336
Issuance of common stock under stock
  option and purchase plans............         --          413
Common Stock repurchased...............         --           (9)
Exercise of warrants to purchase Common
  Stock................................         --          385
Issuance of warrant to purchase Common
  Stock................................         --          218
Repayment of notes receivable from
  shareholders.........................         --           19
Deferred compensation..................         --           --
Amortization of deferred
  compensation.........................         --          484
Net loss...............................     (1,714)      (1,714)
                                          --------     --------
Balance at December 31, 1997...........   $(21,504)    $ 44,274
                                          ========     ========

   The accompanying notes are an integral part of these financial statements.

                             3DFX INTERACTIVE INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                         YEAR ENDED DECEMBER 31,
                                                                  -------------------------------------
                                                                    1995          1996          1997
                                                                  ---------    ----------    ----------
  Cash flows from operating activities:
    Net loss..................................................    $  (5,039)   $  (14,751)   $   (1,714)
    Adjustments to reconcile net loss to net cash used in
       operating activities:
         Depreciation.........................................          227         1,017         2,238
         Warrant valuation....................................           --           353            --
         Stock compensation...................................           56           196           484
         Increase in allowance for doubtful accounts..........           --            78           230
         Changes in assets and liabilities:
            Accounts receivable...............................           --        (1,471)      (12,224)
            Inventory.........................................          (37)       (4,923)        1,115
            Other assets......................................         (169)         (286)       (2,275)
            Accounts payable..................................          471         1,765        10,337
            Accrued liabilities...............................          564           851         1,554
                                                                  ---------    ----------    ----------
              Net cash used in operating activities...........       (3,927)      (17,171)         (255)
                                                                  ---------    ----------    ----------
  Cash flows from investing activities:
    Purchases of short-term investments, net..................           --            --        (5,984)
    Purchases of property and equipment.......................         (589)       (2,210)       (4,730)
                                                                  ---------    ----------    ----------
       Net cash used in investing activities..................         (589)       (2,210)      (10,714)
                                                                  ---------    ----------    ----------
  Cash flows from financing activities:
    Proceeds from issuance of Convertible Preferred Stock,
       net....................................................        5,474        23,227           521
    Proceeds from initial public offering, net................           --            --        34,336
    Proceeds from issuance of Common Stock, net...............           61            44           423
    Proceeds from exercise of warrants........................           --            --           385
    Principal payments of capitalized lease obligations,
       net....................................................         (154)         (540)         (751)
    Proceeds (payments) on drawdown
       on line of credit, net.................................           --         1,076          (299)
                                                                  ---------    ----------    ----------
       Net cash provided by financing activities..............        5,381        23,807        34,615
                                                                  ---------    ----------    ----------
  Net increase in cash and cash equivalents...................          865         4,426        23,646
                                                                  ---------    ----------    ----------
  Cash and cash equivalents at beginning of period............           --           865         5,291
                                                                  ---------    ----------    ----------
  Cash and cash equivalents at end of period..................    $     865    $    5,291    $   28,937
                                                                  =========    ==========    ==========

  SUPPLEMENTAL INFORMATION:
    Cash paid during the period for interest..................    $      45    $       96    $      263
    Acquisition of property and equipment under
       capitalized lease obligations..........................        1,007           920           842


   The accompanying notes are an integral part of these financial statments.

                             3DFX INTERACTIVE, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES:

  The Company

     3Dfx Interactive Inc. (the "Company" or "3Dfx") was incorporated in California on August 24, 1994. The Company is engaged in the single business segment of the design, development and marketing of 3D media processors specifically designed for interactive electronic entertainment applications in the PC, coin-op arcade and home game console markets. The Company did not incur any expenses from the period of inception (August 24, 1994) through December 31, 1994.

     In June 1997, the Company completed its initial public offering and issued 3,000,000 shares of its Common Stock to the public at a price of $11.00 per share. The Company received cash of approximately $30,400,000, net of underwriting discounts and commissions. Upon the closing of initial public offering, all outstanding shares of the Company's then outstanding Convertible Preferred Stock were automatically converted into shares of Common Stock. On July 25, 1997, the Company's underwriter exercised an option to purchase an additional 450,000 shares of Common Stock at a price of $11.00 per share to cover over-allotments. The Company received cash of approximately $3,900,000, net of underwriting discounts and commissions.

  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Revenue recognition

     Revenue from product sales is generally recognized upon product shipment. Revenue resulting from development contracts is recognized under the percentage of completion method based upon costs incurred relative to total contract costs or when the related contractual obligations have been fulfilled and fees are billable. Costs associated with development contracts are included in research and development.

  Cash equivalents and investments

     The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 1996 and December 31, 1997, approximately $3,137,000 and $24,218,000, respectively, of money market funds and commercial paper instruments, the fair value of which approximate cost, are included in cash and cash equivalents.

     Investments in debt securities are classified as "available for sale" and have maturities greater than three months from the date of acquisition. Investments classified as "available for sale" are reported at fair value with unrealized gains and losses, net of related tax, if any, reported as a separate component of shareholders' equity. Unrealized gains and losses were not material during the year ended December 31, 1997.

  Concentration of credit risk

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, short-term investments and accounts receivable.

                             3DFX INTERACTIVE, INC.

     3Dfx invests primarily in money market accounts, commercial paper instruments and term notes. Cash equivalents and short-term investments are maintained with high quality institutions and their composition and maturities are regularly monitored by management.

     The Company performs ongoing credit evaluations of its customers' financial condition and maintains an allowance for uncollectible accounts receivable based upon the expected collectibility of all accounts receivable. One customer accounted for 21% of accounts receivable at December 31, 1996. Two customers account for 29% and 26% of accounts receivable at December 31, 1997.

     The following table summarizes the revenues from customers in excess of 10% of the total revenues:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              ------------
                                                              1996    1997
                                                              ----    ----
Customers comprising 10% or more of the Company's revenues
  for the periods indicated:
     A  ....................................................   44%      7%
     B  ....................................................   33%     37%
     C  ....................................................   11%      2%
     D  ....................................................   --      16%

  Inventory

     Inventory is stated at the lower of cost or market, cost being determined under the first-in, first-out method.

  Property and equipment

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years or less. Assets held under capital leases are amortized using the straight-line method over the term of the lease or estimated useful lives, whichever is shorter.

  Research and software development costs

     Research and development costs are charged to operations as incurred. Software development and prototype costs incurred prior to the establishment of technological feasibility are included in research and development and are expensed as incurred. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the product are capitalized, if material. To date, all software development costs incurred subsequent to the establishment of technological feasibility have been expensed as incurred due to their immateriality.

  Stock-based compensation

     The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." In January 1996, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (see Note 6).

                             3DFX INTERACTIVE, INC.

  Earnings (loss) per share


     Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the periods. Diluted earnings (loss) per share is computed using the weighted average number of common and potentially dilutive common shares during the periods, except those that are antidilutive. All prior years' data in this report have been restated to reflect the requirements of SFAS 128. SFAS 128 requires a reconciliation of the numerators and denominators of the basic and diluted per share computations as follows (in thousands):



                                                  YEARS ENDED DECEMBER, 31
                                               -------------------------------
                                                1995       1996         1997
                                               -------   --------      -------
Net loss available to common shareholders
  (numerator)................................  $(5,039)  $(14,751)     $(1,714)
                                               -------   --------      -------
Weighted average shares outstanding
  (denominator for both computations)........    6,173      8,467       10,767
                                               =======   ========      =======
Basic loss per share.........................  $ (0.82)  $  (1.74)     $ (0.16)
                                               =======   ========      =======
Diluted loss per share.......................  $ (0.82)  $  (1.74)     $ (0.16)
                                               =======   ========      =======



     During the years ended December 31, 1995, 1996 and 1997, options to purchase approximately 513,250, 1,538,509 and 2,505,984 shares, respectively, were outstanding but are not included in the computation because they are antidilutive.



  Recent accounting pronouncements



     In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income." This Statement establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. Such items may include foreign currency translation adjustments, unrealized gains/losses from investing and hedging activities, and other transactions. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This Statement is required to be adopted for fiscal years beginning after December 15, 1997.



     In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This Statement is required to be adopted for fiscal years beginning after December 15, 1997.

                             3DFX INTERACTIVE, INC.

NOTE 2 -- BALANCE SHEET COMPONENTS (IN THOUSANDS):

                                                              DECEMBER 31,
                                                           ------------------
                                                            1996       1997
                                                           -------    -------
Inventory:
  Raw material...........................................  $   424    $   531
  Work-in-progress.......................................      231      2,246
  Finished goods.........................................    4,305      1,068
                                                           -------    -------
                                                           $4,960..   $ 3,845
                                                           -------    -------
Property and equipment:
  Computer equipment.....................................  $ 3,122    $ 6,179
  Purchased computer software............................    1,047      3,011
  Furniture and equipment................................      557      1,108
                                                           -------    -------
                                                             4,726     10,298
  Less: Accumulated depreciation and amortization........   (1,244)    (3,482)
                                                           -------    -------
                                                           $ 3,482    $ 6,816
                                                           =======    =======

     Assets acquired under capitalized lease obligations are included in property and equipment and totaled $1,927,000 and $2,769,000 with related accumulated amortization of $602,000 and $1,514,000 at December 31, 1996 and 1997, respectively.

                                                               DECEMBER 31,
                                                             ----------------
                                                              1996      1997
                                                             ------    ------
Accrued liabilities:
  Accrued salaries, wages and benefits.....................  $  354    $1,014
  Accrued prototype costs..................................     143     1,070
  Other accrued liabilities................................     918       885
                                                             ------    ------
                                                             $1,415    $2,969
                                                             ======    ======

NOTE 3 -- DEBT:

     The Company has a line of credit agreement with a bank, which provides for maximum borrowings in an amount up to the lesser of 80% of eligible accounts receivable plus 100% of cash and cash equivalents or $7,000,000. Borrowings under the line are secured by all of the Company's owned assets and bear interest at the bank's prime rate plus 0.25% per annum (8.75%) as of December 31, 1997. The agreement requires that the Company maintain certain financial ratios and levels of tangible net worth, profitability and liquidity. As of December 31, 1997, the Company was in compliance with its covenants. The line of credit expires in December 1998. At December 31, 1997, there were no borrowings outstanding under this line of credit.

     The Company has two lease lines of credit with a bank, which provides for the purchase of up to $5,000,000 of property and equipment. Borrowings under these lines are secured by all of the Company's owned assets and bear interest at the bank's prime rate plus 1.50% and 0.75% per annum, respectively. The agreement requires that the Company maintain certain financial ratios and levels of tangible net worth, profitability and liquidity. As of December 31, 1997, the Company was in compliance with its covenants. The equipment lines of credit expire in August 1998 and December 2001, respectively. At December 31, 1997, approximately $777,000 was outstanding under these equipment lines of credit.

                             3DFX INTERACTIVE, INC.

NOTE 4 -- DEVELOPMENT CONTRACT:

     In February 1997, the Company entered into a development and license agreement with Sega Enterprises, Ltd., under which the Company is entitled to receive development contract revenues and royalties based upon a cumulative volume of units sold by Sega which include the Company's product. The Company recognized development contract revenues of $1,817,00 in the year ended December 31, 1997, representing a non-refundable amount due for the delivery of certain engineering designs and revenue recognized under the percentage of completion method of accounting. The Company has no further obligations to Sega with regard to the $1,817,000 of development contract revenue recognized. The Company has an outstanding receivable for $267,000 related to the Sega agreement which in light of the litigation noted below, is classified as a long-term asset. The Company did not earn any royalty revenue in the year ended December 31, 1997. Costs incurred during the period relating to this contract are included in research and development expense.

     In July 1997, Sega terminated the development and license agreement with the Company. In August 1997, the Company filed a lawsuit against Sega alleging breach of contract, interference with the contract, misrepresentation, unfair competition and threatened misappropriation of trade secrets. Discovery in the case is presently under way. There can be no assurance that this litigation will be resolved in the Company's favor. The resolution of this matter could have a material adverse impact on the Company's financial position, results of operations and liquidity. No future revenues will be recognized under the Sega agreement.

NOTE 5 -- SHAREHOLDERS' EQUITY:

  Common stock

     The Company has issued 1,646,250 shares of its Common Stock to founders and investors. The shares either vested immediately or will vest on various dates through 1999. The Company can buy back unvested shares at the original price paid by the purchasers in the event the purchasers' employment with the Company is terminated for any reason. During the years ended December 31, 1996 and 1997, 49,571 and 83,855 shares, respectively, of Common Stock were repurchased.


     In addition, during the period ended December 31, 1997, certain employees exercised options to purchase 306,292 of Common Stock which are subject to a right of repurchase by the Company at the original share issuance price. The repurchase right lapses over a period generally ranging from two to four years. During the years ended December 31, 1996 and 1997, 16,875 and 20,391 shares, respectively, of Common Stock were repurchased.


     As of December 31, 1996 and 1997, approximately 835,130 and 306,292 shares, respectively, of Common Stock were subject to these repurchase rights.

  Convertible preferred stock

     At December 31, 1996, the aggregate authorized number of preferred shares was 7,269,018, of which 2,794,742, 2,818,412 and 1,655,864 were designated as
Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, and Series C Convertible Preferred Stock, respectively.

     Each share of Series A, B and C Convertible Preferred Stock outstanding was converted into one Share of Common Stock upon the completion of the underwritten initial public offering (IPO) of Common Stock in June 1997. The holders of Series A, B and C Convertible Preferred Stock had voting rights equal to Common Stock on an if-converted basis.

                             3DFX INTERACTIVE, INC.

  Warrants

     In March 1995, the Company issued a warrant to a vendor to purchase 43,750 shares of Series A Convertible Preferred Stock at $2.00 per share. The warrant expires on March 31, 2002. The warrant was deemed by management to have a nominal value at the date of grant. Upon completion of the Company's IPO, this warrant was exchanged for a warrant to purchase Common Stock. The Company has reserved 43,750 shares of Common Stock for the exercise of this warrant.

     In January 1996, the Company entered into a line of credit. To secure the line, the Company issued to the lessor a warrant to purchase 19,886 shares of Series B Convertible Preferred Stock at an exercise price of $4.40. The warrant expires on January 1, 2003. The warrant was deemed by management to have a nominal value at the date of grant. Upon completion of the Company' IPO, this warrant was exchanged for a warrant to purchase Common Stock. The Company has reserved 19,886 shares of Common Stock for the exercise of this warrant.

     In February 1996, the Company issued to a financial institution in accordance with a bridge loan agreement a warrant to purchase 8,523 shares of Series B Convertible Preferred Stock at $4.40 per share. The warrant expires on December 31, 2001. The warrant was deemed by management to have a nominal value at the date of grant. In December 1997, the financial institution exercised the warrant for 6,737 shares of Common Stock in a cashless exercise.

     In February 1996, the Company entered into an agreement to issue warrants to TSMC to purchase 140,000 shares of Series B Convertible Preferred Stock at an exercise price of $4.40 per share. The purchase right of 50,000 warrants is exercisable, in whole or in part, at any time on or before December 31, 2001; however, would have expired, if not previously exercised, immediately upon the closing of the underwritten initial public offering in June 1997. The purchase right of 90,000 warrants became exercisable at the rate of 10 shares of Series B Convertible Preferred Stock for each wafer above 2,000 wafers purchased from TSMC by the Company during fiscal 1996 and became exercisable for 37,510 shares of Series B Convertible Preferred Stock in conjunction with wafer purchases in 1996. These warrants would have expired on December 31, 2001. The warrant was deemed to have a value of approximately $211,000 and was recognized as a cost of revenues and research and development expense during 1996. In conjunction with the Company's IPO in June 1997, TSMC exercised its warrant to purchase 87,510 shares of Series B Convertible Preferred Stock. The aggregate proceeds to the Company were approximately 385,000. The Series B Convertible Preferred Stock converted into Common Stock upon completion of the Company's IPO on June 25, 1997 included the shares issued in exchange for this warrant. No further warrant rights exist with respect to this agreement.

     In 1996, the Company issued to a university and consultants warrants to purchase 5,000 and 30,000 shares, respectively, of Series C Convertible Preferred Stock at an exercise price of $7.50 per share. These warrants were deemed to have a value of approximately $142,000 at the date of grant and the related cost was recognized as other expense and research and development expense, respectively, during 1996. The warrant for 30,000 shares of Common Stock expired upon the closing of the Company's IPO as it was not exercised. The warrant for 5,000 shares expires on December 31, 2001. Upon completion of the Company's IPO, the warrant for 5,000 shares was exchanged for a warrant to purchase Common Stock. The Company has reserved 5,000 shares of Common Stock for the exercise of this warrant.

     On December 3, 1997, the Company issued a warrant to purchase 25,000 shares of Common Stock at a exercise price of $13.875 per share in conjunction with developing a relationship with another company. The warrant is fully exercisable and expires December 3, 2002. The Company valued the warrant under the "Black-Scholes" formula at approximately $218,000. The warrant value will be

                             3DFX INTERACTIVE, INC.

amortized over a one-year period as a cost of revenue. The Company has reserved 25,000 shares of Common Stock for the exercise of this warrant.

     As of December 31, 1997, the Company had reserved 93,636 shares of Common Stock for the exercise of warrants.

NOTE 6 -- STOCK OPTION PLANS:

  The 1995 Plan

     In May 1995, the Company adopted a Stock Plan, (the 1995 Plan) which provides for granting of incentive and nonqualified stock options to employees, consultants and directors of the Company. Under the 1995 Plan, 2,675,000 shares of Common Stock have been reserved for issuance at December 31, 1997.

     Options granted under the 1995 Plan are generally for periods not to exceed ten years, and are granted at prices not less than 100% and 85%, for incentive and nonqualified stock options, respectively, of the fair market value on the date of grant. Incentive stock options granted to shareholders who own greater than 10% of the outstanding stock are for periods not to exceed five years, and must be issued at prices not less than 110% of the fair market value of the stock on the date of grant. Options granted under the 1995 Plan generally vest 25% on the first anniversary of the grant date and 1/48th of the option shares each month thereafter, with full vesting occurring on the fourth anniversary of the grant date.

  The 1997 Plan

     In October 1997, the Company adopted the 1997 Supplementary Stock Plan (the 1997 Plan), which provides for granting of nonqualified stock options to employees (excluding officers, consultants and directors) of the Company. Under the 1997 Plan, 500,000 shares of Common Stock have been reserved for issuance at December 31, 1997.

     Options granted under the 1997 Plan are generally for periods not to exceed ten years and are granted at the fair market value of the stock on the date of grant. Options granted under the 1997 Plan generally vest 25% on the first anniversary of the grant date and 1/48th of the option shares each month thereafter, with full vesting occurring on the fourth anniversary of the grant date.

  Directors' Option Plan

     In March 1997, the Company adopted a 1997 Directors' Option Plan. Under this plan options to purchase 150,000 shares of Common Stock may be granted. The plan provides that options may be granted at a price not less than fair value of a share at the date of grant. The Director's Option Plan provides for an initial option grant to purchase 12,500 shares of Common Stock to each new nonemployee director of the Company at the date he or she becomes a director. Each nonemployee director and Chairman of the Board of Directors will annually be granted an option to purchase 5,000 and 10,000 shares of Common Stock, respectively, beginning with the 1998 annual meeting of shareholders. If a director serves on either the Audit Committee or Compensation Committee, he or she will annually be granted an option to purchase 1,000 shares of Common Stock, respectively, beginning with the 1997 annual meeting of shareholders. Options granted under the Director' Plan are generally for ten years and are granted at the fair market value of the stock on the date of grant. The initial 12,500 option grant vests at a rate of 1/48 per month following the date of grant. The annual option grant of 5,000, 10,000 or 1,000 vests at a rate of 1/12 per month following the date of grant.

                             3DFX INTERACTIVE, INC.

     The following is a summary of activity under the 1995 Plan, the 1997 Plan and the Directors' Option Plan during the years ended December 31, 1995, 1996 and 1997:

                                                                                        WEIGHTED
                                                            OPTIONS                     AVERAGE
                                                           AVAILABLE       OPTIONS      EXERCISE
                                                           FOR GRANT     OUTSTANDING     PRICE
                                                           ----------    -----------    --------
Balance at May 1, 1995 (date of plan adoption)...........     853,750            --
  Granted................................................    (640,750)      640,750      $ 0.20
  Exercised..............................................          --      (125,000)     $ 0.20
  Canceled...............................................       2,500        (2,500)     $ 0.20
                                                           ----------     ---------
Balance at December 31, 1995.............................     215,500       513,250      $ 0.20

Additional shares authorized.............................   1,196,250            --      $   --
  Granted................................................  (1,369,138)    1,369,138      $ 0.58
  Exercised..............................................          --      (185,209)     $ 0.23
  Canceled...............................................     158,670      (158,670)     $ 0.41
  Repurchased............................................      16,875            --      $ 0.20
                                                           ----------     ---------
Balance at December 31, 1996.............................     218,157     1,538,509      $ 0.54

Additional shares authorized.............................   1,274,992            --      $   --
  Granted................................................  (1,306,244)    1,306,244      $12.15
  Exercised..............................................          --      (180,015)     $ 0.49
  Canceled...............................................     158,754      (158,754)     $ 3.86
  Repurchased............................................      20,391            --      $ 0.08
                                                           ----------     ---------
Balance at December 31, 1997.............................     366,050     2,505,984      $ 6.38
                                                           ==========     =========

     At December 31, 1996 and December 31, 1997, 186,172 and 471,937,
respectively, Common Stock options were vested.

     Prior to the Company completing its IPO, the Company granted options for the purchase of 2,460,307 shares of Common Stock to employees at exercise prices ranging from $0.20 to $12.00 per share. Management calculated deferred compensation of approximately $1,900,000 related to options granted prior to the completion of the Company's IPO. Such deferred compensation will be amortized over the vesting period relating to these options, of which $56,000, $196,000 and $484,000 has been amortized during the years ended December 31, 1995, 1996 and 1997, respectively.

     Information relating to stock options outstanding under the 1995 Plan, the 1997 Plan and the Directors' Plan at December 31, 1997 is as follows:

                                                 OPTIONS OUTSTANDING
                                          ----------------------------------
                                                        WEIGHTED
                                                         AVERAGE    WEIGHTED
                                                        REMAINING   AVERAGE
                                            NUMBER     CONTRACTUAL  EXERCISE
       RANGE OF EXERCISE PRICES:          OUTSTANDING     LIFE       PRICE
       -------------------------          -----------  -----------  --------
$0.20 - $0.30...........................      265,797    7.6 years  $  0.21
$0.44 - $0.75...........................      591,825    8.6 years  $  0.48
$0.90...................................      442,796    8.9 years  $  0.90
$2.00 - $12.00..........................      741,616    9.3 years  $ 11.07
$13.88 - $17.06.........................      463,950    9.9 years  $ 15.18
                                            2,505,984   8.99 years  $  6.38

                             3DFX INTERACTIVE, INC.

                                                           OPTIONS VESTED
                                                         ------------------
                                                                   WEIGHTED
                                                                   AVERAGE
                                                          NUMBER   EXERCISE
               RANGE OF EXERCISE PRICES:                  VESTED    PRICE
               -------------------------                 --------  --------
$0.20 - $0.30..........................................   139,708  $  0.21
$0.44 - $0.75..........................................   207,496  $  0.47
$0.90..................................................   107,233  $  0.90
$2.00 - $12.00.........................................    17,500  $ 11.00
$13.88 - $17.06........................................        --  $    --
                                                          471,937  $  0.88

  Employee Stock Purchase Plan

     In March 1997, the Company's Board of Directors approved an Employee Stock Purchase Plan. Under this plan, employees of the Company can purchase Common Stock through payroll deductions. A total of 550,000 shares have been reserved for issuance under this plan. As of December 31, 1997, 34,742 shares have been purchased under the Employee Stock Purchase Plan.

  Certain Pro Forma Disclosures

     The Company accounts for its employee stock option plans and employee stock purchase plan in accordance with the provisions of Accounting Principles Board Opinion No. 25. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation" which established a fair value based method of accounting for employee stock options plans, employee stock purchase plans and shares issued to founders which are subject to repurchase.

     For the years ended December 31, 1995 and 1996, the value of each option on the date of grant was determined utilizing the minimum value method as the Company was non-public.

     For the year ended December 31, 1997, the fair value of each option on the date of grant was determined utilizing the Black-Scholes model.

     To determine the value of each option on the date of grant the following assumptions were used for the years ended December 31, 1995 and 1996: dividend yield of 0.0%; a risk-free interest rate of 6%; a weighted average expected option term of four years. The following assumptions were used for the stock option plan and stock purchase plan, respectively, for the year ended December 31, 1997: dividend yield of 0.0% for both the stock option and stock purchase plans; volatility of 70% for both the stock option plan and the stock purchase plans; risk-free interest rates of 5.7% and 5.4%, respectively; a weighted average expected term of 4 and 0.5 years, respectively. The weighted average fair value of stock options granted in the years ended December 31, 1995, 1996 and 1997, was $0.18, $0.60 and $12.15, respectively.

     Had the Company recorded compensation costs based on the estimated grant date fair value, as defined by FAS 123, for awards granted under its stock option plan, the Company's net loss and net loss per share would have been:

                                          YEAR ENDED DECEMBER 31,
                                       ------------------------------
                                        1995        1996       1997
                                       -------    --------    -------
Pro forma net loss...................  $(5,045)   $(14,801)   $(3,705)
Pro forma basic loss per share.......  $    --    $  (1.53)   $ (0.32)
Pro forma diluted loss per share.....  $    --    $  (1.53)   $ (0.32)

                             3DFX INTERACTIVE, INC.

     The pro forma effect on net loss and loss per share for 1995, 1996 and 1997 is not representative of the pro forma effect on net income (loss) in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

  Benefit Plan

     Effective January 1, 1995, the Company adopted a 401(k) Savings Plan which allows all employees to participate by making salary deferral contributions to the 401(k) Savings Plan ranging from 1% to 20% of their eligible earnings. The Company may make discretionary contributions to the 401(k) Savings Plan upon approval by the Board of Directors. The Company has not contributed to the 401(k) Savings Plan to date.

NOTE 7 -- INCOME TAXES:

     No provision for federal or state income taxes has been recorded for the years ended December 31, 1995, 1996 and 1997 as the Company incurred net operating losses.

     Deferred tax assets related to the following (in thousands):

                                                              DECEMBER 31,
                                                           ------------------
                                                            1996       1997
                                                           -------    -------
Net operating losses.....................................  $ 7,278    $ 7,358
Expenses not currently deductible........................      357        644
Tax credit carryforwards.................................      134        821
                                                           -------    -------
                                                             7,769      8,823
Less: valuation allowance................................   (7,769)    (8,823)
                                                           -------    -------
                                                           $    --    $    --
                                                           =======    =======

     Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company's history of losses, recent increases in expense levels, the fact that the market in which the Company competes is intensely competitive and characterized by rapidly changing technology, the lack of carryback capacity to realize deferred tax assets, and the uncertainty regarding market acceptance of the Company's products. The Company will continue to assess the realizability of the deferred tax assets in future periods.

     At December 31, 1997, the Company had net operating loss carry-forwards for federal and state income tax purposes of approximately $18,500,000 and $17,500,000, respectively, which expire beginning in 2010 and 2000, respectively. At December 31, 1997, the Company had research and development credit carry-forwards for federal and state income tax purposes of approximately $491,000 and $330,000, respectively.

     Under the Tax Reform Act of 1986, the amount of and the benefit from net operating losses that can be carried forward may be impaired in certain circumstances. Events which may cause changes in the Company's tax carryovers include, but are not limited to, a cumulative ownership change of more than 50% over a three year period. The completion of the Company's IPO resulted in an annual limitation of the Company's ability to utilize net operating losses incurred prior to that date. The annual limitation is approximately $5,400,000.

NOTE 8 -- COMMITMENTS:

     The Company leases under noncancelable operating leases for certain of its facilities and equipment in addition to equipment capital leases. Rent expense on the operating leases for the years

                             3DFX INTERACTIVE, INC.

ended December 31, 1995, 1996 and 1997 was approximately $192,000, $305,000 and $568,000, respectively.

     Future minimum lease payments under the operating and capitalized leases are as follows (in thousands):

                                                        OPERATING    CAPITALIZED
                                                         LEASES        LEASES
                                                        ---------    -----------
1998..................................................   $  848        $  841
1999..................................................      908           451
2000..................................................      934           174
2001..................................................      996            --
2002..................................................    1,027            --
Thereafter............................................    5,011            --
                                                         ------        ------
Total minimum lease payments..........................   $9,724        $1,466
                                                         ======
Less: amount representing interest....................                   (142)
                                                                       ------
Present value of minimum lease payments...............                  1,324
Less: current portion.................................                   (778)
                                                                       ------
Noncurrent portion of capitalized lease obligations...                 $  546
                                                                       ======

  Purchase Commitments

     The Company's manufacturing relationship with Taiwan Semiconductor Manufacturing Corporation ("TSMC") allows the Company to cancel all outstanding purchase orders, but requires the repayment of all expenses incurred to date. As of December 31, 1997, TSMC had incurred approximately $3,200,000 of manufacturing expenses on the Company's outstanding purchase orders. The Company does not expect to cancel any of its outstanding purchase orders.

NOTE 9 -- RELATED PARTY TRANSACTIONS:

     Since April 1995, a consulting company has been providing management services to the Company for which the Company pays a monthly fee of $5,000 for consulting services. The Chairman and a director of the Board of Directors of the Company are also officers of the consulting company. Total payments for such management services during 1995, 1996 and 1997 were $45,000, $60,000 and $60,000, respectively.

     During 1997, a member of the Board of Directors provided consulting services to the Company. Total payments for such consulting services in 1997 was $45,000.

     In April 1997, an officer of the Company resigned and subsequently founded Quantum3D, Inc., a supplier of advanced graphic subsystems based on 3Dfx technology. Sales to Quantum3D, Inc. during 1997 totaled $949,000. As of December 31, 1997, the Company has an outstanding trade receivable from Quantum3D, Inc. of approximately $624,500.

NOTE 10 -- SUBSEQUENT EVENT:

     In February 1998, the Company's Board of Directors approved an increase of 1,700,000 shares of Common Stock, 500,000 shares of Common Stock and an annual increase, commencing in 1999, in the number of Common Stock shares equal to the lesser of 200,000 or 1% of the Company's outstanding capitalization to be reserved for issuance under the 1995 Plan, 1997 Plan and Employee Stock Purchase Plan, respectively. These increases to the 1995 Plan and the Employee Stock Purchase Plan are contingent upon shareholder approval.

                      APPENDIX -- DESCRIPTION OF GRAPHICS

                               INSIDE FRONT COVER

     Graphic: Illustration depicting PC screen shots from 42 computer 3D video games designed to or utilizing the Company's 3D hardware.

     Caption: PC Gaming Comes of Age. The Company's technology enables a highly immersive, interactive 3D experience with compelling graphics, realistic motion and complex character and scene interaction at real time frame rates.

                                    GATEFOLD

     Graphic: Illustrations of characters and scenes from 3D video games and software applications designed to or utilizing the Company's 3D hardware.

     Caption: 3Dfx Technology is designed to perform on a variety of platforms . . . . and support a multitude of third-party PC titles.

     Credits: Images courtesy of Shiny Entertainment, Interplay Productions, Eidos Interactive, Activision, Ritual Entertainment, id Software, Origin Systems, and Electronic Arts. All other trademarks are the property of their respective owners. Copyright (C)1998 3Dfx Interactive, Inc.

                               INSIDE BACK COVER

     Graphic: Depiction of the steps required to create a 3D image, starting with a wireframe model and moving into shading, mapping and additional techniques, flat shading (addition of color), texture mapping and final techniques to complete the image in a realistic manner.

PHOTO:

     Caption: ONE. A wireframe model is created that forms the basis of the three dimensional objects. This image shows the vertices and the outline of the set and characters before the coloring techniques have been applied.

PHOTO:

     Caption: TWO. Flat shading has been added to the wireframe. One color is assigned to all the pixels in a given triangle. This demonstrates the simplest of the shading techniques available.

PHOTO:

     Caption: THREE. Basic point-sampled texture mapping has been added to the image. Texture mapping is said to have the greatest impact in adding realism to a 3D image. A fixed pattern or texture is transferred to a polygon on the surface of a 3D object. The texture is warped to simulate the perspective of a 3D object.

PHOTO:

     Caption: FOUR. Bilinear filtering and MIP mapping added to the scene further enhance the image quality -- a subtle improvement in a static image. These techniques more accurately simulate smoothness of color changes and the behavior of detail as the objects grow more distant.

PHOTO:

     Caption: FIVE. The final enhancement comes from lighting effects added to the characters and set. First pass texture maps on the set are made either lighter or darker through shadow maps that simulate the effect of lights. The lighting effect on character texture maps is produced with Gouraud color shading during rendering.


                              OUTSIDE BACK COVER

3Dfx Interactive, Inc. Logo.

                                      LOGO

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Shares being registered. All of the amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq Stock Market Listing Fee.

                                                             AMOUNT
                                                           TO BE PAID
                                                           -----------
SEC Registration Fee.....................................   $ 24,165
NASD Filing Fee..........................................      8,672
The Nasdaq Stock Market Listing Fee......................     17,500
Blue Sky Qualification Fees and Expenses.................     10,000
Printing and Engraving Expenses..........................    125,000
Legal Fees and Expenses..................................    175,000
Accounting Fees and Expenses.............................     60,000
Transfer Agent and Registrar Fees........................      2,500
Miscellaneous............................................     27,163
                                                            --------
  Total..................................................   $450,000
                                                            ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by Section 204(a) of the California General Corporation Law, the Registrant's Articles of Incorporation eliminate a director's personal liability for monetary damages to the Registrant and its shareholders arising from a breach or alleged breach of the director's fiduciary duty, except for liability arising under Sections 310 and 316 of the California General Corporation Law or liability for (i) acts or omissions that involve intentional misconduct or knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the Registrant or its shareholders or that involve the absence of good faith on the part of the director, (iii) any transaction from which a director derived an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the Registrant or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the Registrant or its shareholders, (v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its shareholders, (vi) interested transactions between the corporation and a director in which a director has a material financial interest, and (vii) liability for improper distributions, loans or guarantees. This provision does not eliminate the directors' duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under California law.

     Sections 204(a) and 317 of the California General Corporation Law authorize a corporation to indemnify its directors, officers, employees and other agents in terms sufficiently broad to permit indemnification (including reimbursement for expenses) under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Articles of Incorporation and Bylaws contain provisions covering indemnification to the maximum extent permitted by the California General Corporation Law of corporate directors, officers and other agents against certain liabilities and expenses incurred as a result of proceedings involving such persons in their capacities as directors, officers employees or agents, including proceedings under the Securities Act or the Securities Exchange Act of 1934, as amended. The Company has entered into Indemnification Agreements with its directors and executive officers.

     In addition to the foregoing, the Underwriting Agreement provides for indemnification by the Underwriters of the Registrant, its directors and officers, and by the Registrant of the several Underwriters, against certain liabilities, including liabilities arising under the Securities Act.

     At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of the Registrant.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since January 31, 1995, the Registrant has issued and sold (without payment of any selling commission to any person) the following unregistered securities (as adjusted to reflect the one-for-two reverse stock split effected in May
1995).

     1. From March 3, 1995 to May 18, 1995, the Registrant issued and sold 282,250 shares of Common Stock to employees at $.07 to $.10 price per share.

     2. From May 1995 to March 31, 1997, the Registrant issued and sold 394,217 shares of Common Stock to employees and consultants at prices ranging from $.02 to $.90 per share, upon exercise of stock options and stock purchase rights, pursuant to the Registrant's 1995 Employee Stock Plan.

     3. On March 13, 1995, the Registrant issued and sold 2,750,992 shares of Series A Preferred Stock to a total of 43 accredited investors for an aggregate purchase price of $5,501,979.

     4. On March 31, 1995, the Registrant issued a warrant to purchase an aggregate of 43,750 shares of Series A Preferred Stock to one investor with an exercise price of $2.00 per share.


     5. From November 2, 1995 to December 31, 1996, the Registrant issued warrants to purchase an aggregate of 115,919 shares of Series B Preferred Stock to a total of three investors with an exercise price of $4.40 per share.


     6. From February 14, 1996 to February 28, 1996, the Registrant issued and sold 2,650,003 shares of Series B Preferred Stock to a total of 33 investors for an aggregate purchase price of $11,660,000.

     7. From September 12, 1996 to January 17, 1997, the Registrant issued and sold 1,620,864 shares of Series C Preferred Stock to a total of 39 investors for an aggregate purchase price of $12,156,443.

     8. From June 1, 1996 to September 1996, the Registrant issued warrants to purchase an aggregate of 35,000 shares of Series C Preferred Stock to one university and two consultants with an exercise price of $7.50 per share.

     9. In December 1997, the Registrant issued a warrant to purchase an aggregate of 25,000 shares of Common Stock to a customer with an exercise price of $13.875 per share.

     The sales and issuances of securities in the transactions described in paragraphs (1) through (2) above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder in that they were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

     The sales and issuances of securities in the transactions described in paragraphs (3) through (8) above were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) or Regulation D promulgated thereunder. The purchasers in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate legends are affixed to the stock certificates issued in such transactions. Similar legends were imposed in connection with any subsequent sales of any such securities. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


 EXHIBIT
  NUMBER                              DESCRIPTION
 -------                              -----------
     1.1++    Form of Underwriting Agreement
     3.1*     Restated Articles of Incorporation of the Registrant.
     3.4*     Bylaws of the Registrant.
     4.1*     Specimen Common Stock Certificate.
     5.1++    Opinion of Wilson Sonsini Goodrich & Rosati, Professional
              Corporation.
    10.1*     Form of Indemnification Agreement between the Registrant and each of its directors and officers.
    10.2*     1995 Employee Stock Plan and form of Stock Option Agreement thereunder.
    10.3*     1997 Director Option Plan and form of Director Stock Option
              Agreement thereunder.
    10.4*     1997 Employee Stock Purchase Plan and forms of agreement
              thereunder.
    10.5*     Lease Agreement dated August 7, 1996 between Registrant and
              South Bay/Fortran, and Tenant Estoppel Certificate dated
              March 25, 1997 between Registrant and CarrAmerica Realty
              Corporation for San Jose, California office.
    10.6*     Investors' Rights Agreement dated September 12, 1996,
              Amendment No. 1 to Investors' Rights Agreement dated
              November 25, 1996, Amendment No. 2 to Investors' Rights
              Agreement dated December 18, 1996 and Amendment No. 3 to
              Investors' Rights Agreement dated March 27, 1997 by and
              among the Registrant and holders of the Registrant's Series
              A, Series B and Series C Preferred Stock.
    10.7.1++  Warrant to purchase shares of Common Stock issued to
              Creative Labs, Inc.
    10.7.2*   Warrant to purchase shares of Series B Preferred Stock
              issued to MMC/GATX Partnership No. 1.
    10.8*     Form of Restricted Stock Purchase Agreement between the
              Registrant and certain shareholders.
    10.9+*    Technology Development and License Agreement dated as of
              February 28, 1997 by and between Registrant and Sega
              Enterprises, Ltd.
    10.10*    Master Equipment Lease Agreement dated January 1, 1996 by
              and between the Registrant and MMC/GATX Partnership No. 1.
    10.11*    Master Equipment Lease dated March 31, 1995 by and between the Registrant and Lighthouse Capital Partners, L.P.
    10.12.1++ Loan and Security Agreement dated August 19, 1996 by and between the Registrant and Silicon Valley Bank.
    10.12.2++ Loan Modification Agreement dated as of August 18, 1997 by and between the Registrant and Silicon Valley Bank.
    10.12.3++ Second Amendment and Limited Waiver to Loan and Security
              Agreement dated as of December 9, 1997 by and between the
              Registrant and Silicon Valley Bank.
    10.13.1*  Change of Control Letter Agreement between the Registrant and L. Gregory Ballard.
    10.13.2*  Change of Control Letter Agreement between the Registrant and Karl Chicca.
    10.13.3*  Change of Control Letter Agreement between the Registrant and Scott D. Sellers.

 EXHIBIT
  NUMBER                              DESCRIPTION
 -------                              -----------
    10.13.4*  Change of Control Letter Agreement between the Registrant and Gary Tarolli.
    10.13.5*** Change of Control Letter Agreement between the Registrant and David Bowman.
    10.13.6*** Change of Control Letter Agreement between the Registrant and Philip Cormack.
    10.14**+  Software License and Co-Marketing Agreement made as of June,
              1997 by and between Electronic Arts, Inc.
    10.15**   Master Equipment Lease dated July 1, 1997 by and between the
              Registrant and Pentech Financial Services, Inc.
    10.16++   Lease Agreement dated as of January 6, 1998 by and between the Registrant and GEOMAX.
    10.17++   Separation Agreement dated as of October 12, 1997 by and
              between the Registrant and Gary P. Martin.
    10.18***  1997 Supplementary Stock Option Plan and Form of Stock
              Option Agreement thereunder.
    23.1***   Consent of Price Waterhouse LLP, Independent Accountants.
    23.2++    Consent of Counsel (included in Exhibit 5.1).
    24.1++    Power of Attorney.
    27.1++    Financial Data Schedule.


---------------

  * Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-1 (No. 333-25365) which was declared effective on June 25, 1997.

 ** Incorporated by reference to exhibits filed with the Registrant's Quarterly
    Report on Form 10-Q for the three months ended June 30, 1997.


*** Filed herewith.


  + Confidential treatment has been granted for portions of these agreements.
    Omitted portions have been filed separately with the Commission.

 ++ Previously filed.

     (b) Financial Statement Schedules: None

ITEM 17. UNDERTAKINGS

     The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the California General Corporation Law, the Articles of Incorporation or the Bylaws of the Registrant, the Underwriting Agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 0430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 3rd day of March, 1998.


                                          3DFX INTERACTIVE, INC.

                                          By:      /s/ DAVID ZACARIAS
                                            ------------------------------------
                                            David Zacarias
                                            Vice President, Administration and
                                            Chief Financial Officer

                               POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


                      SIGNATURE                                       TITLE                     DATE
                      ---------                                       -----                     ----

               /s/ L. GREGORY BALLARD*                   President and Chief Executive      March 3, 1998
-----------------------------------------------------    Officer (Principal Executive
                 L. Gregory Ballard                      Officer)

                 /s/ DAVID ZACARIAS*                     Vice President, Administration     March 3, 1998
-----------------------------------------------------    and Chief Financial Officer
                   David Zacarias                        (Principal Financial and
                                                         Accounting Officer)

               /s/ GORDON A. CAMPBELL*                   Chairman of the Board of           March 3, 1998
-----------------------------------------------------    Directors
                 Gordon A. Campbell

                  /s/ ANTHONY SUN*                       Director                           March 3, 1998
-----------------------------------------------------
                     Anthony Sun

                /s/ PHILIP M. YOUNG*                     Director                           March 3, 1998
-----------------------------------------------------
                   Philip M. Young

                /s/ SCOTT D. SELLERS*                    Director                           March 3, 1998
-----------------------------------------------------
                  Scott D. Sellers

                  /s/ JAMES WHIMS*                       Director                           March 3, 1998
-----------------------------------------------------
                     James Whims

              /s/ GEORGE J. STILL, JR.*                  Director                           March 3, 1998
-----------------------------------------------------
                George J. Still, Jr.

               *By: /s/ DAVID ZACARIAS
  ------------------------------------------------
                   David Zacarias
                 (Attorney-In-Fact)

                                 EXHIBIT INDEX


                                                                            SEQUENTIALLY
 EXHIBIT                                                                      NUMBERED
  NUMBER                        DESCRIPTION OF DOCUMENT                         PAGE
----------    ------------------------------------------------------------  ------------
     1.1++    Form of Underwriting Agreement
     3.1*     Restated Articles of Incorporation of the Registrant.
     3.4*     Bylaws of the Registrant.
     4.1*     Specimen Common Stock Certificate.
     5.1++    Opinion of Wilson Sonsini Goodrich & Rosati, Professional
              Corporation.
    10.1*     Form of Indemnification Agreement between the Registrant and each of its directors and officers.
    10.2*     1995 Employee Stock Plan and form of Stock Option Agreement thereunder.
    10.3*     1997 Director Option Plan and form of Director Stock Option
              Agreement thereunder.
    10.4*     1997 Employee Stock Purchase Plan and forms of agreement
              thereunder.
    10.5*     Lease Agreement dated August 7, 1996 between Registrant and
              South Bay/Fortran, and Tenant Estoppel Certificate dated
              March 25, 1997 between Registrant and CarrAmerica Realty
              Corporation for San Jose, California office.
    10.6*     Investors' Rights Agreement dated September 12, 1996,
              Amendment No. 1 to Investors' Rights Agreement dated
              November 25, 1996, Amendment No. 2 to Investors' Rights
              Agreement dated December 18, 1996 and Amendment No. 3 to
              Investors' Rights Agreement dated March 27, 1997 by and
              among the Registrant and holders of the Registrant's Series
              A, Series B and Series C Preferred Stock.
    10.7.1++  Warrant to purchase shares of Common Stock issued to
              Creative Labs, Inc.
    10.7.2*   Warrant to purchase shares of Series B Preferred Stock
              issued to MMC/GATX Partnership No. 1.
    10.8*     Form of Restricted Stock Purchase Agreement between the
              Registrant and certain shareholders.
    10.9+*    Technology Development and License Agreement dated as of
              February 28, 1997 by and between Registrant and Sega
              Enterprises, Ltd.
    10.10*    Master Equipment Lease Agreement dated January 1, 1996 by
              and between the Registrant and MMC/GATX Partnership No. 1.
    10.11*    Master Equipment Lease dated March 31, 1995 by and between the Registrant and Lighthouse Capital Partners, L.P.
    10.12.1++ Loan and Security Agreement dated August 19, 1996 by and between the Registrant and Silicon Valley Bank.
    10.12.2++ Loan Modification Agreement dated as of August 18, 1997 by and between the Registrant and Silicon Valley Bank.
    10.12.3++ Second Amendment and Limited Waiver to Loan and Security
              Agreement dated as of December 9, 1997 by and between the
              Registrant and Silicon Valley Bank.
    10.13.1*  Change of Control Letter Agreement between the Registrant and L. Gregory Ballard.

                                                                            SEQUENTIALLY
 EXHIBIT                                                                      NUMBERED
  NUMBER                        DESCRIPTION OF DOCUMENT                         PAGE
----------    ------------------------------------------------------------  ------------
    10.13.2*  Change of Control Letter Agreement between the Registrant and Karl Chicca.
    10.13.3*  Change of Control Letter Agreement between the Registrant and Scott D. Sellers.
    10.13.4*  Change of Control Letter Agreement between the Registrant and Gary Tarolli.
    10.13.5*** Change of Control Letter Agreement between the Registrant and David Bowman.
    10.13.6*** Change of Control Letter Agreement between the Registrant and Philip Cormack.
    10.14**+  Software License and Co-Marketing Agreement made as of June,
              1997 by and between Electronic Arts, Inc.
    10.15**   Master Equipment Lease dated July 1, 1997 by and between the
              Registrant and Pentech Financial Services, Inc.
    10.16++   Lease Agreement dated as of January 6, 1998 by and between the Registrant and GEOMAX.
    10.17++   Separation Agreement dated as of October 12, 1997 by and
              between the Registrant and Gary P. Martin.
    10.18***  1997 Supplementary Stock Option Plan and Form of Stock
              Option Agreement thereunder.
    23.1***   Consent of Price Waterhouse LLP, Independent Accountants.
    23.2++    Consent of Counsel (included in Exhibit 5.1).
    24.1++    Power of Attorney.
    27.1++    Financial Data Schedule.


---------------

  * Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-1 (No. 333-25365) which was declared effective on June 25, 1997.

 ** Incorporated by reference to exhibits filed with the Registrant's Quarterly
    Report on Form 10-Q for the three months ended June 30, 1997.


*** Filed herewith.


  + Confidential treatment has been granted for portions of these agreements.
    Omitted portions have been filed separately with the Commission.

 ++ Previously filed.